Exhibit 99.1

KINROSS GOLD CORPORATION

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2023

Dated March 27, 2024

IMPORTANT NOTICE

ABOUT INFORMATION IN THIS ANNUAL INFORMATION FORM

Unless specifically stated otherwise in this Annual Information Form:

●	all dollar amounts are in U.S. dollars unless expressly stated otherwise;
●	information is presented as of December 31, 2023, unless expressly stated otherwise; and
●	references to “Kinross”, the “Company”, “its”, “our” and “we”, or related terms, refer to Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable in the context.

CAUTIONARY STATEMENT

All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Information Form (“AIF”) including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this AIF. Forward-looking statements contained in this AIF, include, but are not limited to, statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; statements with respect our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; statements with respect to our guidance for cash flow and attributable free cash flow; the declaration, payment and sustainability of the Company’s dividends; identification of additional resources and reserves or the conversion of resources to reserves; the Company’s liquidity; greenhouse gas reduction initiatives and targets; the implementation and effectiveness of the Company’s ESG or Climate Change strategy; the schedules budgets, and forecast economics for the Company’s development projects; budgets for and future prospects for exploration, development and operation at the Company’s operations and projects, including the Great Bear project; potential mine life extensions at the Company’s operations; the Company’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words “additional”, “advance”, “anticipate”, “assumption”, “believe”, “budget”, “consideration”, “continue”, “develop”, “enhancement”, “estimates”, “expand”, “expects”, “explore”, “extend”, “forecast”, “goal”, “focus”, “forward”, “future”, “guidance”, “indicate”, “initiative”, “intend”, “measures”, “opportunity”, “optimize”, “outlook”, “phase”, “plan”, “possible”, “potential”, “priority”, “proceeding”, “progress”, “project”, “prospect”, “prospective”, “schedule”, “seek”, “study”, “target”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this AIF, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2023, as well as: there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive snowfall, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall or snowfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the value added tax “VAT”) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), potential third party legal challenges to existing permits, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including scoping studies, preliminary economic assessments, pre-feasibility or feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including the Canadian federal impact assessment regime; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; and (19) the impacts of detected pit wall instability at Round Mountain and Bald Mountain being consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this AIF, including but not limited to the “Risk Factors” section hereof, are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2023. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

CORPORATE STRUCTURE

Kinross Gold Corporation was initially created in May 1993 by the amalgamation of CMP Resources Ltd., Plexus Resources Corporation, and 1021105 Ontario Corp. In December 2000, Kinross amalgamated with LT Acquisition Inc.; in January 2005, Kinross amalgamated with its wholly-owned subsidiary, TVX Gold Inc. (“TVX”); in January 2006, it amalgamated with its wholly-owned subsidiary, Echo Bay Mines Ltd. (“Echo Bay”); and in January 2011, it amalgamated with Underworld Resources Inc. Kinross is the continuing entity resulting from these amalgamations. Kinross is governed by the Business Corporations Act (Ontario) and its registered and principal offices are located at 25 York Street, 17th Floor, Toronto, Ontario, M5J 2V5.

Each of Kinross’ mining operations is a separate business unit. Operations are overseen by a general manager, employed by Kinross or the applicable foreign subsidiary, who reports to the Company’s Chief Operating Officer. Global exploration strategies, corporate financing, tax, additional technical support services, hedging and acquisition strategies are managed centrally. Execution of site/regional operations and exploration strategies is managed locally. Kinross’ enterprise risk management programs are subject to overview by its Audit and Risk Committee of the Board of Directors (as defined below).

A significant portion of Kinross’ business is carried on through subsidiaries. A chart showing the names of the significant subsidiaries of Kinross, as of December 31, 2023, is set out below. All subsidiaries are 100% owned (directly or indirectly) unless otherwise noted.

Subsidiary Governance and Internal Controls

Kinross has systems of governance, internal control over financial consolidation and reporting, and disclosure controls and procedures that apply at all levels of the Company and its subsidiaries, including those that operate in emerging markets. These systems are overseen by the Company’s board of directors (the “Board of Directors”) and are implemented by the Company’s senior management, and the senior management of its subsidiaries. The relevant features of these systems include:

Control over Subsidiaries. All of the Company’s subsidiaries are wholly-owned or controlled unless otherwise noted. Operations are overseen by a general manager employed by Kinross or the applicable foreign subsidiary, who reports to the Company’s Chief Operating Officer. Each of the subsidiaries legally owns or controls its operating assets, and the subsidiaries’ operational decisions are localized. Kinross, as the ultimate sole shareholder, has internal policies and systems in place which provide it with visibility into the operations of its subsidiaries, including its subsidiaries operating in emerging markets, and the Company’s management team is responsible for monitoring the activities of the subsidiaries.

Further, the board of directors (or similar governing body) of each subsidiary is appointed by the shareholders of such subsidiary. Directors (or those holding similar positions) may be replaced at any time by a written resolution of the shareholders (or equivalent corporate action under applicable law). Through its corporate structure, Kinross has the power to directly or indirectly appoint and replace the board members of each wholly owned subsidiary1, including those operating in emerging markets. The boards of directors (or similar governing bodies under applicable law) of Kinross’ subsidiaries (including those operating in emerging markets) act with regard to their respective fiduciary duties in the interests of the respective subsidiaries and in accordance with applicable corporate procedures, and are also accountable to Kinross and its Board of Directors and senior management.

With respect to the bank accounts of subsidiaries, Kinross has internal controls that require each of the Company’s subsidiaries to notify the Company’s treasury team before opening or closing any bank accounts. Kinross’ treasury team is also responsible for generally monitoring the activity within all such bank accounts on an ongoing basis via a web-based global treasury management system and/or web-based account access provided by the applicable financial institution to the extent available.

Strategic Direction. While the operations of each of the Company’s subsidiaries are managed locally, certain exploration strategies, external corporate financing, tax governance, additional technical support services, hedging and acquisition strategies are established centrally by the Company’s management, and, on consideration, implemented accordingly by senior management of applicable subsidiaries under the oversight of their respective boards of directors. Each operating subsidiary is responsible for the development and execution of its own risk management programs based on the enterprise risk management process established by the Company. The subsidiaries report a summary of their respective risk registers to the Company’s management on a quarterly basis which is then aggregated and summarized for reporting to the Audit and Risk Committee of the Board of Directors.

Financial Reporting. Kinross prepares its consolidated financial statements and the financial information presented in its Management’s Discussion & Analysis (“MD&A”) on a quarterly and annual basis in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which includes financial information and disclosures from its subsidiaries. The Company has internal controls over the preparation of its financial statements and other financial disclosures to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements and the financial information presented in its MD&A are being prepared in accordance with IFRS and applicable securities laws. These internal controls include the following:

(a)	The Company receives quarterly reporting packages from its key operating subsidiaries including financial information and disclosures required to complete the Company’s consolidated financial statements and MD&A. Those responsible for the finance function of the Company’s subsidiaries report to the Company’s management, and the Company’s management has direct access to relevant financial information and finance personnel of the subsidiaries.

1 Kinross has the power to appoint and replace two of the three members of the Management Committee at Peak Gold, LLC. Our joint venture partner Contango ORE, Inc. has the power to appoint and replace the third member of the Management Committee.

(b)	All public disclosure documents and financial statements released by the Company relating to the Company and its subsidiaries containing material information are reviewed by senior management and approved by the Company’s disclosure committee before such material is disclosed. The disclosure committee is comprised of the Chief Financial Officer, the Chief Operating Officer and the Chief Legal Officer. With respect to quarterly reporting, including consolidated financial statements and MD&A, the disclosure committee meets to review and discuss all information prior to public disclosure. A summary of such meeting is provided to the Audit and Risk Committee by the Chief Financial Officer. The disclosure committee also receives a report on quarterly and annual sub-certifications received from senior management responsible for direct oversight of the operations of each operating subsidiary.
(c)	The primary responsibility of the Audit and Risk Committee is to oversee the Company’s financial reporting process on behalf of the Board of Directors of Kinross and to report the results of its activities to the Board of Directors.
(d)	The Audit and Risk Committee is also responsible for providing assistance to the Board of Directors in fulfilling its risk oversight responsibilities. The Audit and Risk Committee assesses the Company’s risk tolerance, the overall process for identifying the Company’s principal business and operational risks and the implementation of appropriate measures to manage and disclose such risks.
(e)	The Audit and Risk Committee reviews the Company’s quarterly and annual consolidated financial statements and MD&A and meets with senior management to discuss quarterly results, including accounting, disclosure and internal control matters. The Audit and Risk Committee recommends the quarterly and annual consolidated financial statements and MD&A to the Company’s Board of Directors for approval.
(f)	The Audit and Risk Committee receives confirmation from the Chief Executive Officer and Chief Financial Officer as to the matters addressed in the quarterly and annual certifications required under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings. This confirmation is obtained from the quarterly CFO Report which provides a summary of management’s assessment and evaluation of internal control over financial reporting and disclosures control and procedures.
(g)	The Audit and Risk Committee periodically assesses and evaluates the adequacy of the procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the annual and interim consolidated financial statements and related notes, MD&A, earnings releases and the AIF.

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross’ management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Company’s Chief Executive Officer and Chief Financial Officer.

These systems of corporate governance, internal control over financial reporting and disclosure controls and procedures are designed to enable, among other things, Kinross to have access to all material information about its subsidiaries, including those operating in emerging markets.

Fund Transfers from the Company’s Subsidiaries

Certain of the Company’s subsidiaries have a long history of operating in emerging markets. As noted in the Three-Year History section in this AIF, other than the period between March 2022 and the date of the divestiture of Kinross' Russian operations in June 2022, Kinross has not had any material issues with respect to transferring funds from, to or within emerging markets. Sanctions imposed by the United States, Canada and the European Union in response to Russia’s invasion of Ukraine and counter sanctions enacted by the Russian Federation, prevented certain of the Company’s subsidiaries from transferring funds out of the Russian Federation and placed limitations on the Company’s ability to transfer funds into the Russian Federation after February 2022 in order to remain compliant with all applicable laws. In all other countries that Kinross operates in, funds are transferred to, from or among Kinross’ subsidiaries pursuant to a variety of methods which include the following: chargeback of costs undertaken on behalf of the subsidiaries via intercompany invoices; advances and repayment of intercompany loans and related interest expenses; capital contributions; equity purchases; returns of capital and dividend declaration/payment by the subsidiaries. The method of transfer is dependent on the operational, financing or other arrangement established amongst Kinross and/or its applicable subsidiaries. All fund transfers from Kinross’ subsidiaries are in compliance with applicable law.

Records Management of the Company’s Subsidiaries

As required by applicable law, original copies of all corporate records are required to be maintained in the language of, and stored at the offices of, each subsidiary in the jurisdiction of incorporation. However, where practical, a duplicate set of corporate records for certain subsidiaries is maintained at Kinross’ head office in Toronto. Kinross also maintains a web-based global entity management system for recording such corporate information and documents which is regularly monitored and updated by Kinross’ corporate secretarial team and/or the regional legal teams.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Kinross is principally engaged in the mining and processing of gold and, as a by-product, silver ore and the exploration for, and the acquisition of, gold bearing properties in Canada, the United States, Brazil, Chile, Mauritania and Finland. The principal products of Kinross are gold and silver produced in the form of doré that is shipped to refineries for final processing.

Kinross’ strategy is to increase shareholder value through increases in precious metal reserves, net asset value, production, long-term cash flow and earnings per share. Kinross’ strategy also consists of optimizing the performance, and therefore, the value, of existing operations, investing in quality exploration and development projects and acquiring new potentially accretive properties and projects.

Kinross’ operations and mineral reserves are impacted by, among other things, changes in metal prices. The average gold price for 2023 based on the London Bullion Market Association PM Benchmark was $1,941.00 per ounce ($1,800.00 per ounce during 2022). Kinross used a gold price of $1,400.00 per ounce at the end of 2023 to estimate mineral reserves.

Kinross’ estimated proven and probable mineral reserves as at December 31, 2023, was 22.8 Moz. of gold and 23.7 Moz. of silver.

Three-Year History

On June 1, 2021, Kinross redeemed all of its outstanding 5.125% Senior Notes due September 1, 2021, which had an aggregate principal amount of $500.0 million.

On June 16, 2021, Kinross announced the temporary suspension of mill operations at its Tasiast mine in Mauritania due to a fire that occurred on June 15, 2021. On November 10, 2021, Kinross announced that mill operations had re-started at its Tasiast mine at costs below original estimates. Kinross has received a total of $167.1 million in insurance recoveries in respect of the fire.

On July 15, 2021, Kinross announced it had signed a definitive agreement with the Government of Mauritania ("Government") with respect to its Tasiast mine and the primary exploitation permit held by Tasiast Mauritanie Limited S.A. ("TMLSA"), which includes the following key terms: (i) the continuation of tax exemptions on fuel duties2, (ii) the repayment by the Government to Kinross of approximately $40 million in outstanding VAT refunds3, (iii) the payment by the Company to the Government of $10 million to resolve disputed matters2, (iv) the introduction of an updated escalating royalty structure2 tied to the gold price that aligns with current Mauritanian mining legislation and is comparable to other royalties in the region, and (v) the nomination of two observers by the Government to the Board of Directors of the Kinross subsidiary operating the Tasiast mine.

On December 8, 2021, Kinross announced that it had entered into a definitive agreement with Great Bear Resources Ltd. (“Great Bear”) to acquire all of the issued and outstanding shares of Great Bear through a plan of arrangement (the “Arrangement”) and the acquisition was officially completed on February 24, 2022. Kinross agreed to an upfront payment of approximately $1.4 billion (C$1.8 billion), representing C$29.00 per Great Bear common share paid through a combination of cash and Kinross common shares. The arrangement also includes payment of contingent consideration in the form of a contingent value right that may be exchanged for 0.1330 of a Kinross common share per Great Bear common share, representing further potential consideration of approximately $46.0 million (C$58.2 million). The contingent consideration has a ten-year term and will be payable in connection with Kinross’ public announcement of commercial production at the Great Bear project, provided that at least 8.5 million gold ounces of mineral reserves and measured and indicated mineral resources are disclosed.

On March 7, 2022, Kinross entered into a new $1.0 billion term loan that will mature on March 7, 2025, has no mandatory amortization payments, and has a flexible repayment schedule. Kinross used the proceeds from such term loan to repay amounts drawn under its $1.5 billion revolving credit facility in connection with the closing of its acquisition of Great Bear Resources Ltd.

On April 5, 2022, Kinross announced that it had entered into a definitive agreement with the Highland Gold Mining group of companies (“Highland Gold”) and its affiliates to sell 100% of its Russian assets for total consideration of $680.0 million in cash. Following a review of the transaction by the Russian Sub-commission of the Control of Foreign Investments, which approved the transaction for a purchase price not exceeding $340.0 million, the parties adjusted the total consideration to $340.0 million in cash, with $300.0 million due on closing and $40.0 million due on the one year-anniversary of closing the transaction. The transaction closed on June 15, 2022 and all proceeds have been received.

On April 25, 2022, Kinross announced that it had entered into a sale agreement with Asante Gold Corporation (“Asante”) to sell its 90% interest in the Chirano mine in Ghana for a total consideration of $225.0 million in cash and shares. The transaction closed on August 10, 2022. In accordance with the sale agreement, the Company received $60.0 million in cash and 34,962,584 Asante shares on closing, with the remaining cash consideration to be paid across several payments due between February and May 2023 totaling $55.0 million plus interest, and $36.9 million due on each of the one-year and two-year anniversaries of closing. On February 10, 2023, Kinross and Asante amended the sale agreement in respect of the deferred payment consideration of $55.0 million due on February 10, 2023. Under the amended agreement, the receivable accrues interest at a rate of prime plus 5% until payment is received. In addition, the Company received 5.0 million Asante warrants, valued at $2.5 million, on closing of the amended agreement. During the year ended December 31, 2023, the Company received $5.0 million in respect of the deferred payment consideration. The total deferred consideration is secured through pledges by Asante of equity interests in certain acquired entities holding an indirect interest in the Chirano mine.

2 The fuel tax exemption and updated royalty structure were effective on July 1, 2020.

3 The VAT refund payments are scheduled over a five-year period.

On August 4, 2022, the Company amended its $1.5 billion revolving credit facility to extend the maturity by two years to August 4, 2027.

On September 19, 2022, Kinross announced an enhanced share buyback program. On September 29, 2022, Kinross received approval from the Toronto Stock Exchange to increase its normal course issuer bid (“NCIB”) program. Under the amended NCIB program, the Company was authorized to purchase up to 10% of the Company’s public float. On August 4, 2023 the Company announced that its NCIB program had been renewed for another year covering the period starting on August 9, 2023 and ending on August 8, 2024.

On June 26, 2023, Kinross announced an offering of US$500 million aggregate principal amount of 6.250% senior notes due 2033. The notes are senior unsecured obligations of Kinross and are unconditionally and irrevocably guaranteed by certain of Kinross’ wholly-owned subsidiaries that are also guarantors under Kinross’ senior unsecured credit agreements. The offering was completed on July 5, 2023. On August 10, 2023, Kinross used the net proceeds, along with available cash on hand, to redeem all of its $500.0 million aggregate principal amount of 5.950% Senior Notes due March 15, 2024.

DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Mauritania and Finland. The material properties of Kinross as of December 31, 2023, were as follows:

		Property
Property	Location	Ownership[4]
Paracatu	Brazil	100%
Tasiast	Mauritania	100%

In addition, as of December 31, 2023, Kinross held a 100% interest in the Fort Knox mine in Alaska, United States, a 100% interest in the Round Mountain mine in Nevada, United States, a 100% interest in the Bald Mountain mine in Nevada, United States, a 100% interest in the La Coipa mine in Chile, a 100% interest in the Lobo-Marte project in Chile, a 100% interest in the Maricunga property in Chile, a 70% interest in the Manh Choh project in Alaska, and a 100% interest in the Great Bear project in Ontario, Canada, together with other mining properties in various stages of exploration, development, reclamation, and closure.

Employees

At December 31, 2023, Kinross and its subsidiaries employed approximately 6,600 employees. In Brazil, a new collective agreement for Paracatu was signed on April 4, 2022 and expired on January 31, 2024. Negotiations with the union are in progress with the expectation that the new agreement will be signed during the month of April 2024. In Chile, there is currently a collective agreement in place for La Coipa, which was signed on October 3, 2022 and expires on December 31, 2025. In Mauritania, a new collective agreement was signed in Q4 2022 and is valid until December 31, 2025 after which it will automatically renew for a second 3 year term unless one of the parties provides notice of non-renewal. All of Kinross’ employees in the United States, Canada, Spain, Finland, and the Netherlands are non-unionized.

4 The Paracatu and Tasiast properties are subject to various royalties (see “Kinross Material Properties” – “Paracatu, Brazil” and “Tasiast, Mauritania”).

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. Kinross competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of Kinross to replace or increase its mineral reserves and mineral resources in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Environmental Protection

Kinross’ projects, exploration, activities, mining and processing operations are subject to the federal, state, provincial, regional and local environmental laws and regulations of the jurisdictions in which Kinross’ activities and facilities are located. For example, in the United States, Kinross is subject to a number of such laws and regulations including, without limitation: the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation and Liability Act; the Emergency Planning and Community Right to Know Act; the Endangered Species Act; the Federal Land Policy and Management Act; the National Environmental Policy Act; the Resource Conservation and Recovery Act; and related state laws.

Kinross is subject to similar laws in other jurisdictions in which it operates. In all jurisdictions in which Kinross operates, environmental licenses, permits and other regulatory approvals are required to engage in projects, exploration, mining and processing, and mine closure activities. Regulatory approval of a detailed plan of operations and an environmental impact assessment is required prior to initiating mining or processing activities or for any substantive change to previously approved plans. In all jurisdictions in which Kinross operates, specific statutory and regulatory requirements must be met throughout the life of the mining or processing operations regarding air quality, water quality, fisheries, wildlife and biodiversity protection, archaeological and cultural resources, solid and hazardous waste management and disposal, the management and transportation of hazardous chemicals, toxic substances, noise, community right-to-know, land use, and reclamation. Except as may be otherwise disclosed herein, Kinross is currently in compliance, in all material respects, with all material applicable environmental laws and regulations. Details and quantification of the Company’s reclamation and remediation obligations are set out in Note 13 of the audited consolidated financial statements of the Company for the year ended December 31, 2023.

As part of Kinross’ Corporate Responsibility Management System, Kinross has implemented corporate environmental governance programs including:

POLICY - The Corporate Safety & Sustainability Policy sets the overall expectations for maintaining environmental compliance, managing our environmental footprint, and systematic monitoring of our environmental performance. The policy assigns accountabilities to implement those expectations, which apply to all stages of exploration, development, operation and closure.

STANDARDS – Corporate environmental management standards provide a clear bottom line for all Kinross activities in all jurisdictions in which we carry on business. Where legal requirements are unclear, Kinross’ environmental management standards provide direction regarding performance expectations and minimum design and operating requirements.

An example of this is Kinross’ adoption of the standards outlined in the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold (the “Cyanide Code”). Kinross is a signatory to the Cyanide Code, which is administered by the International Cyanide Management Institute (the “ICMI”). The ICMI is an independent body that was established by a multi-stakeholder group under the guidance of the United Nations Environmental Program. The ICMI established operating standards for cyanide manufacturers, transporters and mines and provides for third party certification of facilities’ compliance with the Cyanide Code. All Kinross operations have either already been certified as compliant with the Cyanide Code or are in the process of being certified.

AUDITS – Safety and sustainability audits are conducted at all operations and at selected residual properties on a triennial basis. The audit program assesses compliance with applicable legal requirements, measures effectiveness of management systems, and includes procedures to ensure timely follow-up on audit findings. Audit topics for detailed review are based on site-specific risks.

METRICS - Kinross has identified operational parameters that are key indicators of environmental performance, and measures these indicators on a regular basis. The Company tracks an index of these key performance indicators and sets performance targets to encourage continuous environmental improvement. Many of these figures are made available externally and follow the Global Reporting

Initiative and Sustainability Accounting Standards Board's currently issued reporting standards, and fulfill Kinross' commitment as a participant in the UN Global Compact.

ENGINEERING - To effectively manage environmental risk, programs are in place to assess the management and stability of tailings and other engineered facilities. They include water balance accounting, to assure sufficient storage capacity, and effective operational procedures. Every Kinross operation has a tailings or heap management plan in place, and tailings facilities are the subject of periodic review by independent experts. In addition, Kinross performs periodic assessments of engineered systems to assure adequate systems are in place to minimize or eliminate environmental risks.

RECLAMATION - Kinross recognizes its responsibility to manage the environmental change associated with its operations, and requires all sites to develop and maintain reclamation and closure plans to address the Company’s reclamation and closure obligations in accordance with applicable local regulations and Kinross’ corporate environmental management standards.

The results of these programs have been recognized by others within and outside the mining industry. Examples of significant recognition of Kinross’ efforts are listed on Kinross’ website at www.kinross.com.

Operations

Kinross’ total gold equivalent production in 2023 was derived from its mines in the Americas (71%) and West Africa (29%). The following shows the location of Kinross’ properties as of the date hereof:

Gold Equivalent Production And Sales

The following table summarizes total production and sales from continuing operations5 by Kinross in the last three years:

	Years ended December 31
	2023	2022	2021
Gold equivalent production – ounces	2,153,020	1,957,237	1,447,240

Gold equivalent sales – ounces	2,179,936	1,927,818	1,446,477

Included in gold equivalent production and sales is silver production and sales, as applicable, converted into gold production using a ratio of the average spot market prices of gold and silver for each of the three comparative years. The ratios were 83.13:1 in 2023, 82:90:1 in 2022, and 71.51:1 in 2021.

The following table sets forth the total gold equivalent production from continuing operations6 (in ounces) during the last three years:

	2023	2022	2021
Americas:
Fort Knox	290,651	291,248	264,283
Round Mountain	235,690	226,374	257,005
Bald Mountain	157,749	214,094	204,890
Paracatu	587,999	577,354	550,560
La Coipa	260,138	109,576	—
Total	1,532,227	1,418,646	1,276,738
West Africa:
Tasiast	620,793	538,591	170,502

Total	2,153,020	1,957,237	1,447,240

Marketing

Gold is a metal that is traded on world markets, with benchmark prices generally based on the London market. Gold has two principal uses: product fabrication and bullion investment. Fabricated gold has a wide variety of end uses, including jewelry manufacture (the largest fabrication component), electronics, dentistry, industrial and decorative uses, medals, medallions, and official coins. Gold bullion is held primarily as a store of value and a safeguard against devaluation of paper assets denominated in fiat currencies. Kinross sells all of its refined gold to banks, and refiners. In 2023, sales to its top five customers totaled $594.8 million, $593.9 million, $545.2 million, $457.0 million and $453.0 million, respectively, for an aggregate of $2,643.9 million. In 2022, sales from continuing operations6 to its top five customers totaled $534.9 million, $521.8 million, $443.4 million, $411.6 million and $401.3 million, respectively, for an aggregate of $2,313.0 million. Due to the size of the bullion market and the above ground inventory of bullion, activities by Kinross will generally not influence gold prices. Kinross believes that the loss of any of these customers would have no material adverse impact on Kinross because of the active worldwide market for gold.

5 Results from continuing operations for 2022 and 2021 exclude the Company’s Russian and Ghanaian operations due to the divestiture of these operations and their classification as discontinued as at December 31, 2022.

The following table sets forth for the years indicated the high and low London Bullion Market Association PM benchmark prices for gold:

Year	High	Low	Average
2014	$1,385.00	$1,142.00	$1,266.40
2015	$1,295.75	$1,049.40	$1,160.06
2016	$1,366.25	$1,077.00	$1,250.80
2017	$1,346.25	$1,151.00	$1,257.15
2018	$1,354.95	$1,178.40	$1,268.49
2019	$1,546.10	$1,269.50	$1,392.60
2020	$2,067.15	$1,474.25	$1,769.59
2021	$1,943.20	$1,683.95	$1,798.61
2022	$2,039.05	$1,628.75	$1,800.09
2023	$2,078.40	$1,810.95	$1,940.54

Kinross Mineral Reserves and Mineral Resources

Throughout this AIF mineral resources are presented exclusive of mineral reserves.

Definitions

The estimated mineral reserves and mineral resources for Kinross’ properties have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – Definitions Adopted by CIM Council on May 10, 2014 (the “CIM Standards”) which are incorporated in the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects. The following definitions are reproduced from the CIM Standards:

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Reserve, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. The qualified person(s) may elect to convert Measured Mineral Resources to Probable Mineral Reserves if the confidence in the Modifying Factors is lower than that applied to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Application of the Proven Mineral Reserve category implies that the qualified person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study. Within the CIM Standards, the term Proved Mineral Reserve is an equivalent term to a Proven Mineral Reserve.

Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Mineral Reserve and Mineral Resource Estimates

The following tables set forth the estimated mineral reserves and mineral resources attributable to interests held by Kinross for each of its properties:

Proven and Probable Mineral Reserves

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6,7)
Kinross Gold Corporation’s Share at December 31, 2023

		Kinross	Proven			Probable			Proven and Probable
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain	USA	100.0%	638	0.5	9	27,628	0.5	480	36,900	0.5	489
Fort Knox	USA	100.0%	17,029	0.4	229	119,594	0.4	1,357	136,623	0.4	1,586
Manh Choh	USA	70.0%	4	2.7	—	2,881	7.7	709	2,885	7.6	709
Round Mountain[8]	USA	100.0%	5,485	0.4	70	72,448	0.8	1,908	77,933	0.8	1,979
SUBTOTAL			23,156	0.4	309	222,551	0.6	4,454	245,706	0.6	4,763

SOUTH AMERICA
La Coipa[9]	Chile	100.0%	1,286	1.6	65	11,918	1.8	695	13,205	1.8	760
Lobo-Marte[2]	Chile	100.0%	—	—	—	160,702	1.3	6,733	160,702	1.3	6,733
Paracatu	Brazil	100.0%	293,503	0.5	4,337	122,147	0.3	1,110	415,650	0.4	5,446
SUBTOTAL			294,790	0.5	4,402	294,767	0.9	8,538	589,557	0.7	12,940

AFRICA
Tasiast	Mauritania	100.0%	56,719	1.1	2,072	45,827	2.0	2,982	102,546	1.5	5,055
SUBTOTAL			56,719	1.1	2,072	45,827	2.0	2,982	102,546	1.5	5,055

TOTAL GOLD			374,664	0.6	6,783	563,145	0.9	15,974	937,809	0.8	22,757

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6,7)
Kinross Gold Corporation’s Share at December 31, 2023

		Kinross	Proven			Probable			Proven and Probable
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Manh Choh[2]	USA	70.0%	4	4.4	1	2,881	13.5	1,249	2,885	13.5	1,249
SUBTOTAL			4	4.4	1	2,881	13.5	1,249	2,885	13.5	1,249

SOUTH AMERICA
La Coipa[10]	Chile	100.0%	1,286	74.4	3,077	11,918	50.4	19,327	13,205	52.8	22,404
SUBTOTAL			1,286	74.4	3,077	11,918	50.4	19,327	13,205	52.8	22,404

TOTAL SILVER			1,290	74.2	3,077	14,799	43.2	20,576	16,090	45.7	23,653

Measured and Indicated Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	GOLD
MEASURED AND INDICATED MINERAL RESOURCES (3,4,5,6,7,10,11,13)
Kinross Gold Corporation’s Share at December 31, 2023

		Kinross	Measured			Indicated			Measured and Indicated
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain	USA	100%	7,743	0.7	180	232,973	0.5	3,506	240,716	0.5	3,686
Fort Knox	USA	100%	4,137	0.4	50	66,131	0.3	697	70,269	0.3	747
Great Bear	Can	100%	1,839	2.6	152	31,029	2.7	2,661	32,867	2.7	2,813
Curlew Basin	USA	100	—	0.0	—	1,985	6.4	408	1,985	6.4	408
Manh Choh	USA	70%	—	0.0	—	436	2.3	32	436	2.3	32
Round Mountain [8]	USA	100%	—	0.0	—	120,545	0.9	3,361	120,545	0.9	3,361
SUBTOTAL			13,719	0.9	382	453,099	0.7	10,665	466,818	0.7	11,047

SOUTH AMERICA
La Coipa [9]	Chile	100%	6,006	1.8	347	19,824	1.6	1,028	25,830	1.7	1,375
Lobo-Marte[12]	Chile	100%	—	0.0	—	99,440	0.7	2,366	99,440	0.7	2,366
Maricunga	Chile	100%	64,728	0.7	1,521	221,602	0.7	4,688	286,329	0.7	6,209
Paracatu	Brazil	100%	81,953	0.5	1,253	212,573	0.3	1,788	294,526	0.3	3,041
SUBTOTAL			152,686	0.6	3,121	553,439	0.6	9,870	706,125	0.6	12,991

AFRICA
Tasiast	Mauritania	100%	9,615	0.9	284	48,936	1.0	1,646	58,551	1.0	1,930
SUBTOTAL			9,615	0.9	284	48,936	1.0	1,646	58,551	1.0	1,930

TOTAL GOLD			176,020	0.7	3,787	1,055,474	0.7	22,181	1,231,494	0.7	25,968

2
MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	SILVER
MEASURED AND INDICATED MINERAL RESOURCES (3,4,5,6,7,10,11,13)
Kinross Gold Corporation’s Share at December 31, 2023

		Kinross	Measured			Indicated			Measured and Indicated
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Manh Choh	USA	70.0%	—	0.0	—	436	9.1	128	436	9.1	128
Round Mountain [8]	USA	100.0%	—	0.0	—	4,085	8.4	1,106	4,085	8.4	1,106
SUBTOTAL			—	0.0	—	4,520	8.5	1,234	4,520	8.5	1,234

SOUTH AMERICA
La Coipa [9]	Chile	100.0%	6,006	29.5	5,697	19,824	42.4	27,042	25,830	39.4	32,739
SUBTOTAL			6,006	29.5	5,697	19,824	42.4	27,042	25,830	39.4	32,739

TOTAL SILVER			6,006	29.5	5,697	24,344	36.1	28,276	30,350	34.8	33,972

Inferred Mineral Resources

2
MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	GOLD
INFERRED MINERAL RESOURCES (3,4,5,6,7,10,11,13)
Kinross Gold Corporation’s Share at December 31, 2023

		Kinross	Inferred
		Interest	Tonnes	Grade	Ounces
	Location	(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain	USA	100%	49,041	0.3	489
Fort Knox	USA	100%	19,265	0.3	193
Great Bear	CAN	100%	22,691	4.5	3,315
Curlew Basin			3,728	6.0	715
Manh Choh	USA	70%	10	4.1	1
Round Mountain [8]	USA	100%	95,361	0.5	1,542
SUBTOTAL			190,095	1.0	6,255

SOUTH AMERICA
La Coipa [9]	Chile	100%	2,933	1.2	116
Lobo-Marte[12]	Chile	100%	18,474	0.7	445
Maricunga	Chile	100%	174,847	0.6	3,097
Paracatu	Brazil	100%	7,348	0.3	67
SUBTOTAL			203,602	0.6	3,725

AFRICA
Tasiast	Mauritania	100%	19,551	2.4	1,504
SUBTOTAL			19,551	2.4	1,504

TOTAL GOLD			413,248	0.9	11,484

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	SILVER
INFERRED MINERAL RESOURCES (3,4,5,6,7,10,11,13)
Kinross Gold Corporation’s Share at December 31, 2023

		Kinross	Inferred
		Interest	Tonnes	Grade	Ounces
	Location	(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Manh Choh	USA	70%	10	10.2	3
Round Mountain[8]	USA	100%	330	1.1	12
SUBTOTAL			339	1.4	15

SOUTH AMERICA
La Coipa [9]	Chile	100%	2,933	42.3	3,987
SUBTOTAL			2,933	42.3	3,987

TOTAL SILVER			3,272	38.0	4,002

Stockpiles

The following table reflects proven mineral reserves and measured resources attributable to Kinross’ ownership interest in stockpiles at the identified properties:

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT

STOCKPILE INVENTORY (INCLUDED IN PROVEN AND PROBABLE MINERAL RESERVES) (1,3,4,5,6,7)

Kinross Gold Corporation’s Share at December 31, 2023

		Kinross	Proven			Probable			Proven and Probable
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
GOLD
Fort Knox	USA	100%	619	0.6	12	—	0.0	—	619	0.6	12
La Coipa[9]	Chile	100%	1,286	1.6	65	—	0.0	—	1,286	1.6	65
Manh Choh	USA	70%	4	2.7	—	—	0.0	—	4	2.7	—
Paracatu	Brazil	100%	31,352	0.3	284	—	0.0	—	31,352	0.3	284
Round Mountain[8]	USA	100%	5,485	0.4	70	—	0.0	—	5,485	0.4	70
Tasiast	Mauritania	100%	43,462	1.0	1,460	—	0.0	—	43,462	1.0	1,460
TOTAL			82,208	0.7	1,892	—	0.0	—	82,208	0.7	1,892

SILVER
La Coipa[9]	Chile	100%	1,286	74.4	3,077	—	0.0	—	1,286	74.4	3,077
Manh Choh	USA	70%	4	4.4	1	—	0.0	—	4	4.4	1
TOTAL			1,290	74.2	3,077	—	0.0	—	1,290	74.2	3,077

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT

STOCKPILE INVENTORY (INCLUDED IN MEASURED AND INDICATED MINERAL RESOURCES)

Kinross Gold Corporation’s Share at December 31, 2023

		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
GOLD
La Coipa[9]	Chile	100%	578	1.0	18	—	0.0	—	578	1.0	18
TOTAL			578	1.0	18	—	0.0	—	578	1.0	18

SILVER
La Coipa[9]	Chile	100%	578	18.1	336	—	0.0	—	578	18.1	336
TOTAL			578	18.1	336	—	0.0	—	578	18.1	336

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT

STOCKPILE INVENTORY (INCLUDED IN INFERRED MINERAL RESOURCES)

Kinross Gold Corporation’s Share at December 31, 2023

		Interest	Tonnes	Grade	Ounces
	Location	(%)	(kt)	(g/t)	(koz)
GOLD
Maricunga	Chile	100.0%	7,106	0.4	98
TOTAL			7,106	0.4	98

Mineral Reserve and Mineral Resource Statements Notes

(1)	Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $1,400.00 per ounce and a silver price of $17.50 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units based on Kinross’ interest and are estimated based on the following foreign exchange rates:

Canadian Dollar to US Dollar 1.30

Chilean Peso to US Dollar 850.00

Brazilian Real to US Dollar 5.00

Mauritanian Ouguiya to US Dollar 35.00

(2)	The mineral reserve estimates for Lobo Marte assume a $1,200.00 per ounce gold price and foreign exchange rate assumption of the Chilean Peso to the US Dollar of 800.00 and are based on the 2021 Feasibility Study.
(3)	The Company’s mineral reserve and mineral resource estimates as at December 31, 2023 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.
(4)	Cautionary note to U.S. investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ from the definitions in subpart 1300 of Regulation S-K (“Subpart 1300”), which replaced the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 as part of the SEC’s amendments to its disclosure rules to modernize the mineral property disclosure requirements. These amendments became effective February 25, 2019 and registrants are required to comply with the Subpart 1300 provisions by their first fiscal year beginning on or after January 1, 2021. While the definitions in Subpart 1300 are more similar to the definitions in NI 43-101 and the CIM Definitions Standard than were the Industry Guide 7 provisions due to the adoption in Subpart 1300 of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards, including the SEC now recognizing estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” and amending its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definitions, the definitions in Subpart 1300 still differ from the requirements of, and the definitions in, NI 43-101 and the CIM Definition Standards. U.S. investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions in Subpart 1300 and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards set forth in Subpart 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Subpart 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the Subpart 1300 provisions and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to reporting pursuant to the Subpart 1300 provisions, which differ from the requirements of NI 43-101 and the CIM Definition Standards.

For the above reasons, the mineral reserve and mineral resource estimates and related information in this AIF may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(5)	The Company’s mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. Nicos Pfeiffer, who is a qualified person as defined by NI 43-101.
(6)	The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources.
(7)	Rounding of values to the 000s may result in apparent discrepancies.
(8)	Round Mountain refers to the Round Mountain project, which includes the Round Mountain deposit and the Gold Hill deposit. The Round Mountain deposit does not contain silver and all silver resources at Round Mountain are contained exclusively within the Gold Hill deposit. Disclosure of gold mineral reserves and mineral resources reflect both the Round Mountain deposit and the Gold Hill deposit. Disclosure of silver mineral reserves and mineral resources reflect only the Gold Hill deposit.
(9)	Includes mineral resources and mineral reserves from the Puren deposit in which the Company holds a 65% interest; as well as mineral resources from the Catalina deposit, in which the Company holds a 50% interest.
(10)	Mineral resources are exclusive of mineral reserves.
(11)	Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $1,700.00 per ounce and a silver price of $21.30 per ounce. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves.
(12)	The mineral resource estimates for Lobo-Marte assume a $1,600.00 per ounce gold price and are based on the 2021 Feasibility Study.
(13)	Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

The following table summarizes the average process recovery and cut-off grade assumptions used in estimating mineral reserves.

	Average Process	2023
	Recovery (%)	Cut-off Grade(s)
GOLD
Bald Mountain	70%-83%	0.09-0.15
Fort Knox and Gil	60%-82%	0.10-0.51
La Coipa	70%	0.71-0.87 g/t AuEq*
Lobo Marte	70%	0.24 to 0.63
Round Mountain	65%-90%	0.14-0.45
Manh Choh	92%	2.13
Paracatu	82%	0.20
Tasiast	93%	0.70

SILVER
La Coipa	49%	Included as Au Eq
Manh Choh	68%	Included as Au Eq

*Equivalent gold values are calculated using a simplistic ratio between $1,400.00/oz gold price and $17.50/oz silver price assumptions. The cut-off grades are the lowest cut-off grades (COGs) calculated. The actual COGs vary due to variable recovery, and other variables and are calculated for each model individually.

Reserve reconciliation is shown in the following tables:

2022 - 2023 Reserve Reconciliation

						M&A/Divestiture
	Kinross	2021 Gold	Production	Geology	Engineering	Change	Reserve Growth	2022 Gold
	Interest (%)	Reserves (koz)	Depletion (koz)	Change (koz)	Change (koz)	(koz)	or Depletion	Reserves (koz)
NORTH AMERICA
Bald Mountain	100%	625	(214)	—	78	—	(136)	489
Fort Knox	100%	1,935	(339)	—	(10)	—	(349)	1,586
Manh Choh	70%	698	(1)	—	12	—	11	709
Round Mountain	100%	2,246	(207)	22	(83)	—	(268)	1,979
SUBTOTAL		5,504	(761)	22	(2)	—	(741)	4,763

SOUTH AMERICA
La Coipa	100%	917	(185)	—	28	—	(157)	760
Lobo Marte	100%	6,733	—	—	—	—	—	6,733
Paracatu	100%	6,644	(789)	(211)	(198)	—	(1,198)	5,446
SUBTOTAL		14,294	(975)	(211)	(170)	—	(1,355)	12,940

AFRICA
Tasiast	100%	5,737	(699)	37	(21)	—	(683)	5,055
SUBTOTAL		5,737	(699)	37	(21)	—	(683)	5,055

TOTAL GOLD		25,535	(2,435)	(152)	(192)	—	(2,779)	22,757

						M&A/Divestiture
	Kinross	2021 Silver	Production	Geology	Engineering	Change	Reserve Growth	2022 Silver
	Interest (%)	Reserves (koz)	Depletion (koz)	Change (koz)	Change (koz)	(koz)	or Depletion	Reserves (koz)
NORTH AMERICA
Manh Choh	70%	1,203	—	—	46	—	46	1,249
Round Mountain	100%	298	(513)	—	215	—	(298)	—
SUBTOTAL		1,501	(513)	—	262	—	(251)	1,249

SOUTH AMERICA
La Coipa	100%	34,557	(13,639)	—	1,486	—	(12,153)	22,404
SUBTOTAL		34,577	(13,639)	—	1,486	—	(12,153)	22,404

TOTAL SILVER		36,058	(14,152)	—	1,748	—	(12,404)	23,653

Kinross Material Properties

The technical information in this AIF has been prepared under the supervision of, or reviewed by, Mr. Nicos Pfeiffer, a qualified person under NI 43-101.

Paracatu, Brazil

General

Kinross is the owner of the Paracatu mine located in the northwestern portion of the Minas Gerais State in Brazil. The Paracatu mine includes an open pit mine, two process plants (“Plant I” and “Plant II”), two tailings facilities areas, Santo Antônio and Eustáquio, and related surface infrastructure. As part of its operations there are two hydroelectric power plants that provide power for industrial areas, located in the state of Goiás.

The Paracatu mine is 100% owned and operated by Kinross’ wholly-owned subsidiary, Kinross Brasil Mineração S.A. (“KBM”).

Technical Report

Please see the Company’s National Instrument 43-101 Technical Report dated March 10, 2020 in respect of Paracatu, prepared by John Sims, available at www.kinross.com and under the Company’s profile on SEDAR+ (www.sedarplus.ca). Detailed financial, production and operational information for the Paracatu mine are available in Kinross’ MD&A for the year ended December 31, 2023.

Property Description, Location and Access

The Paracatu mine is a large-scale open pit mine located adjacent to the city of Paracatu, situated in the northwestern portion of Minas Gerais State, 230 kilometres southeast of the national capital Brasília and 480 kilometres northwest of the state capital Belo Horizonte.

In Brazil, mining licenses (known as decrees) are issued by the Agência Nacional de Mineração (“ANM”). Once certain obligations have been satisfied, the ANM issues a mining decree that is automatically renewable annually, and has no set expiry date. KBM currently holds its title by way of five mining licenses (Grupamento Mineiro) totalling 1,916 hectares. The mine and most of the surface infrastructure lie within the mining licenses and the new tailings facility is situated over a mining easement. The remaining infrastructure is built on surface lands controlled by KBM. KBM holds title to 98 exploration permits totalling approximately 128,640 hectares and has applications before the ANM for an additional five (5) applications (exploration and mining applications) totalling approximately 4,060 hectares. These exploration permits and applications for exploration permits comprise a significant land package around Paracatu.

Effective January 1, 2018, KBM must pay to ANM a royalty equivalent to 1.5% of gross revenues for gold and 2.0% of gross revenues for silver. Another 0.5% is payable to the holders of surface rights in the mine area not already owned by KBM.

Kinross is in compliance with the Paracatu permits in all material respects.

Access from Paracatu is by vehicle via a four lane paved mine access road. A small paved airstrip that can accommodate small, charter aircraft also services Paracatu.

History

Gold mining has been associated with the Paracatu area since 1722 when placer gold was discovered in the creeks and rivers of the Paracatu region. Alluvial mining peaked in the mid-1800s and until the 1980s, was largely restricted to “garimpeiros” (artisanal) miners. In 1984, Rio Tinto Zinc (“Rio Tinto”) explored the property using modern exploration methods, and by 1987, the Rio Paracatu Mineração (now known as KBM) joint venture was formed between Rio Tinto and Autram Mineração e Participações (the latter being part of the TVX group of companies). Production commenced in 1987 and the mine has operated continuously since then.

In 2003, TVX’s 49% share in KBM was acquired by Kinross as part of the business combination between Kinross, TVX and Echo Bay. Kinross purchased the remaining 51% from Rio Tinto in December 2004.

In January 2005, Kinross and KBM commenced the exploration drill program west of Rico Creek and became aware of the potential for a significant reserve increase. A Plant Capacity Scoping Study was completed in June 2005, which evaluated several alternatives to increase plant throughput. All options considered in this study assumed the installation of an in-pit crushing and conveying system and a 38-foot diameter SAG mill, which were the cornerstone assumptions in the original Feasibility Study carried out at the property.

In 2006, an expansion project (Plant II) was approved by Kinross’ Board of Directors, and in 2007, construction of a new 41 million tonnes per year plant began. The new plant began operations in September 2008 and completion of ramp-up was achieved in the fourth quarter of 2009, stabilizing plant operation and increasing global recovery to an average of 77.5% in 2010.

In 2009, the Company approved plans to undertake a new expansion project at Paracatu, which consisted of the implementation of a third ball mill to increase the grinding capacity needed to process harder ore from the Paracatu orebody. That 15-megawatt ball mill was delivered in 2010, and installation and commissioning was completed in the third quarter of 2011.

With a view to adding processing and grinding capacity, in 2010 the Company approved the addition of a fourth ball mill. Start-up of the fourth ball mill occurred in the third quarter of 2012.

Since 2014, Plant I has been processing sulphide ore (type B2) which has reduced throughput as it is harder and has a higher resistance to grinding. In 2015, Plant II implemented a gravity circuit to improve gold recovery. A similar system was installed at Plant I in 2018 and expanded in 2022. An expansion for the gravity circuit at Plant II is currently underway.

In 2015, when the Santo Antônio tailings facility reached its capacity, Plant I started pumping tailings to the Eustáquio tailings facility, which allowed for the reprocessing of the higher grade portion of tailings from the Santo Antônio tailings facility. Originally, tailings were transported by truck, but a pumping system was added in 2017 and additional pumping systems were subsequently added in 2019 and 2023. Tailings reprocessing at the Eustáquio Dam began in 2016.

In 2016, a pebble conveyor was installed connecting Plant II to Plant I to take advantage of excess crushing capacity available in the crushing system feeding Plant I.

In 2018, Kinross acquired the Barra dos Coqueiros (“BCO”) and Caçu hydroelectric power plants located on the Claro River in the neighbouring state of Goiás, approximately 660 kilometres west of Paracatu. The hydroelectric power plants supply a large part of Paracatu's power needs. In 2021, Kinross acquired the right to extend the operating concessions of the plants until 2044.

Geological Setting, Mineralization and Deposit Types

The Paracatu property is located within the Brasília Belt, a north-south trending Neoproterozoic belt that extends along the western side of the São Francisco-Congo Craton. Sedimentary units are mostly preserved in the northern part of the belt, whereas in the southern part where Paracatu is located, there is intense deformation and metamorphism. The contacts between metasedimentary units are primarily tectonic. A series of NS strike thrust faults are developed extensively along the belt. The timing of deformation is estimated at 800 to 600 million years ago, which coincides with the Brasiliano orogenic cycle.

The host phyllites of the Paracatu Formation exhibit well-developed quartz boudins and associated sulfide mineralization. Sericite minerals are common, as a result of extensive metamorphic alteration of the host rocks. Bedding planes were transposed by the foliation developed during the thrusting deformation. Sigmoidal foliation and boudinage structures are often observed in outcrops.

The mineralization at Paracatu exhibits distinct mineralogical zoning with the arsenopyrite content increasing in the zones of intense deformation. Gold grade increases with increasing arsenopyrite content. Pyrrhotite occurs in the western part of the deposit and gold grades are also elevated where higher pyrrhotite content is observed. The deposit formation model proposed for Paracatu suggests that gold and arsenopyrite were introduced by hydrothermal fluids concurrently with a deformative event. Gold occurs either as free gold or electrum. The boudins are disseminated in the deposit.

Exploration

Since Kinross’ acquisition of Paracatu in 2003, the majority of exploration efforts have been concentrated on consolidating and increasing the mineral resources/reserves associated within the known ore body and mineralized extensions. Exploration outside of the mining area was initiated in 2006 and discontinued in 2008. Regional exploration activities were restarted in 2020, with a focus on the structural belt that extends from the mine. Geologic mapping, soil sampling, geophysics and drilling are the main activities currently being executed. The objective is to identify and drill potential targets, which can then be further converted into mineable reserves.

Drilling

At the start of mining at Paracatu, exploration campaigns focused on the upper levels of the orebody, within 25 to 30 metres of surface. As mining advanced, deeper drilling campaigns were required to better model the orebody. Currently, a 70 metre x 70 metre diamond drill hole infill campaign is in progress.

Drilling programs were completed primarily by Rio Tinto until 2004. Since 2005, all campaigns have been carried out by KBM or under ownership supervision. The drilling activities were conducted by various drilling contractors and supervised by geological staff. In 2013, Kinross purchased two drill rigs and, since then, all infill drilling has been carried out by the KBM team.

The dominant sample collection method used to delineate the Paracatu resource and reserve model is by diamond core drilling. All drill hole data are stored in acQuire database software. The database contains 4,761 diamond drill holes collected between 1984 and 2023, totalling 230,577 metres in size. The hole spacing varies from 25 to 200 metres with an average of approximately 70 metres. Core diameters for holes drilled by Kinross include HX (76.2 mm), HQ (63.5 mm), HTW (70.9 mm), and NQ (47.6 mm). Substantially all of this drilling has been completed on the mining leases.

Between 2019 and 2023, 44,076 metres of drilling was performed, which principally focused on characterizing the ore body in different areas in order to fill in the gaps in information in the NE and SW portions of the site.

Core was collected continuously from the collar. Wooden tags were placed in the core trays and labelled according to the drill run. All core boxes were clearly labelled with the hole number and drilled interval. Lids were nailed on each core box at the drill site to facilitate transport to the core shed logging facility.

Drill reports identified all zones of broken ground, fault zones and water gain or loss. Water gain or loss was almost non-existent. Rusty water seams in the mineralized zone horizon were extremely rare, suggesting that active water flow occurs almost exclusively in the weathered zone, near to the surface.

Sampling, Analysis and Data Verification

Drill core is transported by KBM personnel from the drill site to the core logging facility for logging and sampling. Technicians check depth markers and box numbers and calculate core recovery. The core is logged descriptively and marked for sampling by Kinross geologists. Logging and sampling data are recorded in digital logs in acQuire software. Core is photographed prior to sampling.

Upon completion of geological and geotechnical core logging of a diamond drill hole, a core logging geologist identifies the sections of core to be sampled and analyzed for gold and other variables (sulfur, density, acid neutralising capacity, multi-element, base metals, etc.). After core is logged, samples are collected and then delivered to the preparation laboratory for sample preparation. The sample dispatch and batch numbers are sent in digital format. The greatest areas of core loss were from the collar to 15 metres down the hole in laterite (or weathered) zones. Kinross employs a systematic sampling approach where drill core is sampled using standard one metre sample lengths. This standard was used for 83% of the assays. Starting in 2018, sample lengths increased to 3 metres.

Reference pieces of 8-10 centimetres are collected and used for density testing. These pieces are labelled and stored at the core logging facility.

The entire core is sampled for gold and both of the hanging wall and footwall contacts have a 12 metre buffer applied in order to ensure proper contact delimitation. The samples vary from 1 to 3 metres for gold, whereas bond work index (“BWI”) and acid neutralizing capacity sampling uses 12 metre composites as per the procedure for those tests.

Core samples for analysis are stored in a secure warehouse (core shed) at site prior to sample preparation. The core shed is either locked or under direct supervision of the geological staff. Prior to shipping, drill core samples are placed in large plastic bags, tagged and sealed. A sample transmittal form that identifies each batch of samples is prepared. The samples are transported directly to the laboratory for sample preparation and analysis.

All core boxes are covered with wooden lids and nailed shut before being transported by Kinross personnel from Kinross drill rigs to the logging facility located inside the fenced mine gates. The sample tag number is also written in permanent marker on the outside of each sample bag.

Samples are loaded onto pickup trucks and transported to the Kinross Paracatu preparation lab for preparation. The samples are crushed to 95% passing in 6 mesh (3.35 mm) and homogenized. After that, the samples are crushed again to 95% passing in 8 mesh (2.36 mm) and homogenized. Approximately 2 kg of coarse reject is retained and stored at the core shed for 18 months and 2 kg is discarded. The remaining 2.5 kg is split and pulverized to 95% passing 100 mesh (150 µm).

This sample is homogenized and three 50 gram aliquots are selected for screen-fire assaying with an Atomic Absorption (AA) finish. The remaining pulverized sample is discarded. These processes are performed in on-site laboratories. Until 2005, Kinross reduced the nugget effect by combining results from six separate fire assays of 50 gram sample aliquots. Each sub-sample was fire assayed followed by an AA finish. In June 2005, Kinross commissioned Agoratek International to conduct a review of exploration sampling procedures and to assess the requirements for six 50 gram aliquot assays per sample (Bongarcon, 2005). Agoratek, led by Dominique Francois-Bongarcon, a recognized expert in sampling, reviewed the sampling procedures and concluded that only three 50 gram aliquots would be sufficient for the purpose of reducing the variability of the results. Since then, three sub-samples have been used.

Analytical results are received electronically and managed using a laboratory information management system and imported into the acQuire database. Assay batches are reviewed for acceptance by the database administrator.

Kinross has completed a significant amount of drilling since 2012. From 2012 to 2023 a total of 10,838 coarse blanks of crushed limestone and quartz (silica) and 11,980 standards were analyzed at the Kinross, ALS and SGS laboratories. This represents an insertion rate of 11% for coarse blanks and 13% for the standards.

KBM independently verified 10% of the data collected between 1999 and 2004 against original source documents. The holes were chosen at random and any errors against original sources were documented. No significant or material errors were identified. The Kinross geology department verified 5% of the data collected between 2010 and 2012 against original source documents. This verification activity also did not identify any concerns regarding the quality or accuracy of the data or database.

As part of external auditing in 2006, 2009, and 2012, Roscoe Postle Associates (RPA, 2012) verified the gold values in the database with the assay certificates for a total of 1,192 assays from 13 drill holes. No significant errors were identified. RPA also checked the downhole survey values and found no significant errors.

Paracatu has been improving the quality assurance and quality control methods and systems since 2014. These improvements provide confidence in the integrity of the geological/geochemical database.

Mineral Processing and Metallurgical Testing

In May 2018, a characterization program was completed by SGS Minerals Service in Canada. For this work, four different samples, as described below (C1 to C4) were composited, and prepared for bulk mineralogy and gold deportment studies. The four composites represent key groupings of ore characteristics, which are expected to be encountered over the remaining life of mine: C1 – Sulfur Rich - Zone of more intense alteration based on sulfur content and base metal content, high sulfur grade and enriched in base metals.; C2 – Upper Oxide - Zone of higher oxidation and low sulfur grade; C3 – Lower Alkali - Halo zone or more distal mineralization based on sulfur content and base metal content and increased alkali content; and C4 – Life of mine – composition based on the proportion of the ore types in the mine remaining to be processed over life of mine.

The mineralogical characterization of Paracatu Run of Mine (“ROM”) ore indicates that gold grains are generally fine, F50~14µm and shows that there is a significant difference in the gold grain sizes in the tailings and concentrate products, which shows that the gold with smaller grain size ends up in the tailings.

In April 2018, a sample from Plant II rougher tails was sent to São Paulo University and characterization was completed to determine the gold association and liberation. Only 37% of gold is exposed and the main association is with sulfide minerals. No liberated gold particles were noted in the sample.

Mineral Resource and Mineral Reserve Estimates

Refer to the “Kinross Mineral Reserves and Mineral Resources” section for quantity, grades and category. Assumptions are outlined in the Notes – 2023 Kinross Mineral Reserve and Mineral Resource Statements in the “Kinross Mineral Reserves and Mineral Resources” section.

Mining Operations

The Paracatu operation consists of an open pit mine, two process plants, two tailings facilities, and related surface infrastructure and support buildings.

At Paracatu, ore hardness increases with depth and, as a result, modelling the hardness of the Paracatu deposit is important for costing and process throughput parameters. Kinross modeled ore hardness based on BWI analyses from diamond drill samples. KBM estimated that blasting of the Paracatu rocks would be necessary for blocks with a BWI greater than 8.5 kWh/t.

As mining progresses to the southwest area of the pit, it is necessary to increase hauling capacity because of waste stripping. In 2023, the truck fleet consisted of 34 CAT 793 and 3 CAT 7495.

Processing and Recovery Operations

Plant I has operated continuously since 1987 and underwent expansion upgrades in 1997 and 1999. In 2023, the plant processed 9.50 Mt at a BWI of approximately 11.41 kWh/t.

Plant I crushing circuit consists of four independent parallel operating lines (A, B, C and D), each consisting of a primary screen (Metso – 8’ x 20’), a primary crusher (APSM Hazemag), a secondary screen (Weir – 6’ x 16’) and a secondary crusher (HP300). The lines are fed with front end loaders with material from Plant II stockpile pebbles and ROM ore.

Plant I grinding circuit consists of four primary ball mills with 4.5 metre diameter by 5.7 metre long Effective Grinding Length (“EGL”) and 1.8 MW drives, one secondary ball mill with 5 metre diameter by 7.6 metre long EGL and 3 MW drives and one rod mill used to regrind the primary ball mill’s oversize.

The grinding circuit product, cyclone overflow, feeds the rougher flotation circuit consisting of Wemco (10 cells of 42.5 m3 each); Outokumpu (4 cells of 16.5 m3 each); and Smartcells (4 cells of 127 m3 each). A portion of the rougher concentrate is fed to a Knelson Concentrator (QS48). In 2022, KBM installed one Knelson 48 in the grinding line in the circulant load.

Plant II was developed as part of the Paracatu Expansion III Project and consists of one in-pit crusher (MMD toothed roll type), a 1.8 kilometres conveyor to a covered stockpile area, one 20 MW semi-autogenous grinding (“SAG”) mill and two 13 MW ball mills. Subsequently, a 15 MW third ball mill was installed in June 2011 and a fourth 15 MW ball mill was installed in August 2012. In 2023, the plant processed 41.5 Mt of ROM at a BWI of approximately 12 kWh/t.

The Plant II grinding circuit consists of one 11.6 metre diameter by 6.7 metre long EGL SAG mill with a 20 MW gearless drive, two 7.3 metre diameter by 12.0 metre long EGL with 13 MW drive and two 8.0 metre diameter by 12.8 metre long EGL ball mills with 15 MW drive. The ball mills are equipped with dual pinion gear drives. The SAG mill operates in open/closed circuit with a trommel screen and vibrating screen, and the pebbles have the option to be fed to Plant I (open circuit) or back to the SAG (closed circuit). Oversize rejects from the SAG mill are transferred to the SAG mill feed conveyor by three pebble conveyors in series when operated in closed circuit. When it operates in open circuit, the oversize rejects are transferred by a conveyor to the Plant I crushing circuit.

In 2023 a gravity recoverable gold circuit was installed in one of the ball mills. The project is currently being executed and all the grinding lines are expected to be running until the end of 2024.

Part of the tailings generated and placed at Eustaquio dam are reprocessed at Plant II. This reprocessing is responsible for producing about 15 koz per year.

Infrastructure, Permitting and Compliance Activities

Paracatu infrastructure and services have been designed to support an operation of 66 Mt/a.

The mine site consists of two processing plants, related mine services facilities (truck shop, truck wash facility, warehouse, fuel storage and distribution facilities, reagent storage and distribution facilities), and other facilities to support operations (safety/security/first aid/emergency response building, assay laboratory, plant guard house, dining facilities, offices etc.).

The mine draws its power from the Brazilian national power grid which is largely based on hydroelectric power generation. Kinross is connected to the 500 kV national grid via a 500 kV/230 kV substation owned by the mine. A 230 kV transmission line, approximately 34 kilometres long, feeds the mine from this substation. This transmission line is connected to substation 43-SE-501 located at the mine site which subsequently feeds the Plant II distribution system at 13.8 kV and Plant I transmission line at 138 kV. The 138 kV Plant I transmission line feeds a 138 kV/13.8 kV substation located at Plant I, which subsequently feeds the Plant I distribution system. The total current site power demand is 14 MVA with a power factor of 98%.

In 2018, Kinross acquired the BCO and Caçu hydroelectric power plants located on the Claro River in the neighbouring state of Goiás, approximately 660 kilometres west of Paracatu. The Claro River is a tributary of the Paranaiba River which is a major river in the country. The power is “wheeled” from these generating plants to Paracatu using existing transmission infrastructure and market mechanisms. Both plants are “run of the river” facilities and have been operating since 2010, with a total installed capacity of 155 MW (BCO – 90 MW; Caçu – 65 MW).

The BCO plant has 2 Kaplan turbines (originally manufactured by Alstom), each with a rated capacity of 45 MW and 36 m nominal hydraulic head. The Caçu plant has 2 Kaplan turbines (originally manufactured by Alstom), each with a rated capacity of 32.5 MW and 27 m nominal hydraulic head. Both plants have 230 kV transmission line connections (owned by Kinross – 2 km for BCO and 29 km for Caçu) to the national grid electrical substation. The operation and maintenance of the plants are contracted to an established external provider specializing in such services.

The operating concessions for both plants expire in 2044, after Paracatu’s mine life is expected to end. The acquisition allowed Kinross to significantly lower AISC costs at Paracatu by eliminating approximately 60% - 65% of future power purchases. Part of the savings is due to lower regulatory charges for self-generation. The operating permit for Paracatu was renewed in March 2018. This permit covers all site facilities associated with the Eustáquio dam and Santo Antônio dam.

Since 2009, Kinross has maintained an independent review process for all of its tailings facilities. The review process includes annual on-site visits, as well as a review of new construction or new expansions at the design stage. The review is conducted by an independent expert. Given the risk profile at Paracatu, on-site independent reviews are conducted on an annual basis.

The main water sources for KBM operations are run-off water collected in the mine sumps, run-off water collected in the tailings dam catchment watersheds, recirculated effluent from processing activities, and make-up water from streams and wells. The majority of process water is captured and maintained in the mine sumps and tailings catchment basins during the rainy season for use during the dry season. To maintain the plant’s water supply, KBM uses Eustaquio as the main storage facility and Santo Antônio dam and mine sumps as a complementary structure.

Kinross estimates the net present value of future cash outflows for site reclamation and remediation costs at Paracatu under IFRS as at December 31, 2023, at approximately $117.4 million.

Capital and Operating Costs

The capital cost estimate for Paracatu is summarized in the table below.

Estimated Sustaining Capital for Life of Mine

Area	Sustaining Capital
Mine Mobile Equipment	($M)	320.0
Mine Other	($M)	33.9
Processing Facilities	($M)	125.4
Tailings Facilities	($M)	512.5
Site Infrastructure	($M)	15.2
Major Development Projects	($M)	—
Information Technology	($M)	8.9
Salvage Value	($M)	(18.7)
Total	($M)	997.2

Estimated Operating Costs for Life of Mine

Area	Unit	Cost
Mining	($/t mined)	1.76
Rehandle	($/t rehandled)	1.22
Processing	($/t processed)	3.77
Processing Santo Antônio Tailings	($/t processed)	1.80
Site Admin	($M/ year)	42.0

Exploration, Development and Production

In 2024, KBM expects to continue a diamond drilling program on the Paracatu deposit in the SW and NE portions of the mine to enhance existing information. The expectation is to add almost 30,000 metres of diamond drilling holes by the end of 2025.

The Company has continued the optimization and analysis work focused on determining the optimal mine plan. Mine life is expected to run to 2032.

Tasiast, Mauritania

General

The Tasiast mine and the primary exploitation permit are owned by Tasiast Mauritanie Limited S.A. (“TMLSA”), a wholly owned subsidiary of Kinross. Société d’Extraction du Nord de l’Inchiri S.A. (“SENISA”), an affiliate of TMLSA currently holds two exploitation permits whose underlying lands are contiguous to the Tasiast mining exploitation lands (collectively, the “Tasiast Lands”). The two exploitation permits  held by SENISA were received in December 2014, as a result of the conversion of two exploration permits, and expire in December 2044.

In July 2022, as part of the December 2014 conversion process of the two exploration permits, SENISA transferred to the Government of Mauritania a 10% carried interest in the shareholding of the company. Other than the 10% carried interest in SENISA held by the Government of Mauritania, all permit-holding affiliates of Kinross, including TMLSA, are wholly-owned indirect subsidiaries of Kinross. Kinross acquired TMLSA, including the Tasiast operation and exploitation and exploration permits and lands, through its acquisition of Red Back Mining Inc. (“Red Back”) in September 2010.

In September 2019, Kinross completed a Feasibility Study to incrementally increase throughput capacity at Tasiast from approximately 15,000 t/d to 24,000 t/d. The 24k project was commissioned in June 2023 and finalized its ramp up to 24,000 t/d in Q4 of 2023.

Technical Report

Please see the Company’s National Instrument 43-101 Technical Report dated October 31, 2019 in respect of Tasiast, prepared by John Sims, available at www.kinross.com and under the Company’s profile on SEDAR+ (www.sedarplus.ca). Detailed financial, production and operational information for the Tasiast mine is available in Kinross’ MD&A for the year ended December 31, 2023.

Property Description, Location and Access

The Tasiast Lands are located in northwestern Mauritania, approximately 300 kilometres north of the capital Nouakchott and 250 kilometres southeast of the major city of Nouadhibou. The Tasiast Lands fall within the Inchiri and Dakhlet Nouadhibou Districts.

The Tasiast Lands are accessed from Nouakchott by using the paved Nouakchott to Nouadhibou highway for 370 kilometres and then via 66 kilometres of graded mine access road which is maintained by TMLSA. An airstrip at the mine site is used for light aircraft primarily travelling to and from Nouakchott. The principal ports of entry for goods and consumables are either Nouakchott or Nouadhibou. Materials are transported by road to the mine site. Routine access within the country is provided by an 11,000 kilometres long road network, comprising approximately 3,000 kilometres of paved highways and approximately 8,000 kilometres of unpaved highways as well as numerous desert tracks. A paved 470 kilometre long, two-lane highway runs between the cities of Nouakchott and Nouadhibou.

The Tasiast mine is owned and operated by TMLSA under exploitation permit No. 229C2 (“PE No. 229”). The mining operations and infrastructure (as contemplated in the 43-101 Technical Report dated October 31, 2019) lie entirely within the lands subject to PE No. 229. PE No. 229 is contiguous to the two exploitation permits held by SENISA (known as Tmeimichat and Imkebdene), which together total 1,597 square kilometres. These permits are all in good standing.

Surface rights are granted along with the three permits constituting the Tasiast Lands, and applicable fees are paid annually, as determined by decree under the Mining Code. Surface rights for these permits are in good standing.

A royalty equal to 3% of the selling price of the product resulting from the final ore processing stage in Mauritania is payable to the Mauritanian government in accordance with the applicable Mining Convention. On July 15, 2021, TMLSA signed an agreement with the Government of Mauritania, which, among other things, solidified the additional sliding scale royalty, which the Company has been paying since June 15, 2020, that ranges from 2.5% (at a gold price between $1,400 to $1,599 per ounce) up to 3.5% (at a gold price of $1,800 per ounce or more). This amount is in addition to the 3% royalty payable under the Mining Convention. Tasiast is also subject to a 2% royalty payable to a subsidiary of Franco-Nevada Corporation on life of mine gold production. This 2% royalty will also apply to any eventual production from SENISA from its first ounce produced.

History

In 1996, the Office Mauritanien de Recherches Géologiques completed a regional reconnaissance exploration program within and around the Tasiast area. The results of this program were made available to third parties. As a result, Normandy LaSource Development Ltd. (“NLSD”), a subsidiary of Normandy Mining Ltd. of Australia, acquired the Tasiast area.

In 2001, NLSD was acquired by Newmont Mining Corporation creating Newmont LaSource. Midas Gold plc (“Midas”) was incorporated in England and Wales in 2002 for the purpose of acquiring Newmont LaSource’s assets in Mauritania, including exploration permits over lands hosting the Tasiast deposit, as well as various other permit areas. Midas completed its acquisition of the Tasiast deposit from Newmont LaSource on April 1, 2003, and in April 2003, Geomaque Explorations Inc. (“Geomaque”) announced the acquisition of Midas. The merger of Geomaque and Midas ultimately created a new entity; Defiance Mining Corporation (“Defiance”). In June 2004, Rio Narcea Gold Mines Ltd. (“Rio Narcea”) acquired Defiance and took ownership of the Tasiast deposit.

Red Back acquired the Tasiast project from Lundin Mining Corporation (“Lundin”) in August 2007, following Lundin’s acquisition of Rio Narcea.

Kinross acquired the Tasiast gold mine on September 17, 2010 through its acquisition of Red Back. As required by Mauritanian law, the operation is carried out by TMLSA, which is incorporated under the laws of Mauritania.

Mining at Tasiast commenced in April 2007 and the mine was officially opened by the President of Mauritania on July 18, 2007. Commissioning of the Tasiast plant continued through 2007 with commercial production declared in January 2008.

Geological Setting, Mineralization and Deposit Types

The Tasiast district is situated in the south-western corner of the Reguibat Shield, which is a north-east trending crustal block of the West African Craton. The Reguibat Shield contains the oldest rocks in Mauritania and consists of two major subdivisions separated by a crustal-scale shear zone representing a major accretionary boundary. The southwestern part (which hosts the Tasiast deposits)

consists of Mesoarchean to Paleoproterozoic rocks that include high-grade granite-gneiss and greenstone belt assemblages. The north-eastern part of the shield consists of younger Paleoproterozoic to Neoproterozoic successions, which hosts many orogenic gold occurrences in the West African Craton. This region is characterized by a series of volcano sedimentary belts and associated batholithic-scale granitic intrusive suites of different ages cut by major shear zones.

The district scale geology is characterized by basement rocks, largely composed of orthogneiss, overlain by deformed north-striking metavolcanic and metasedimentary successions intruded by stocks and plutons of mafic to intermediate composition (granite-greenstone belts). All of the rock units are cut by unfoliated and post-mineral mafic (gabbroic) dikes.

The Tasiast Mine consists of two deposits hosted within distinctly different rock types, both situated within the hanging wall of the Tasiast thrust. The Piment deposits are hosted within metasedimentary rocks including metaturbidites and banded iron formation. The West Branch geology succession comprises mafic to felsic volcanic sequences, iron-rich formations and clastic units that have undergone mid greenschist to lower amphibolite facies metamorphism and multiple deformation events.

The Tasiast gold deposits fall into the broad category of orogenic gold deposits. The regional geological setting and deposit features at Tasiast are similar to other well known Archaean lode gold deposits hosted along greenstone belts in granitoid greenstone terranes.

Exploration

Exploration activities have been undertaken by TMLSA and its precursor companies.

Numerous phases of geological and regolith mapping have been undertaken during the life of the project, and range from regional (1:100,000) to prospect (1:1,000) scale. Mapping was facilitated by good outcrop, RC, and DD drilling, high resolution satellite imagery and detailed airborne geophysical data. Results were used to identify areas of alteration, structural complexity, quartz-carbonate veining, and sulphide outcrop that warranted additional work.

A total of 20,820 surface samples have been collected by Kinross since it started operating the project, including soil samples (40%) and rock samples (60%) that cover a surface area of approximately 1,000 square kilometres. In addition, 299 auger drill samples were collected during 2016. Soil samples were collected by a contractor and supervised by Kinross staff. The sample grid was generally west-east with lines spacing at 800 metres and sample spacing at 200 metres. The geochemical sampling includes exposed geology as well as areas covered by sand; in which the bedrock was sampled with auger drilling. Accordingly, the geochemical dataset has the potential to identify areas of prospective mineralization, otherwise blind from surface mapping. Surface exploration geochemistry samples were analyzed for gold and multi-element geochemistry.

Airborne magnetic-radiometric surveys were completed by NLSD (2000-2001) and Red Back (2007). These surveys were mainly used to map out lithological formations and major structures. In 2008-2009, Red Back completed a helicopter-borne electromagnetic (VTEM) survey. In 2011, Kinross completed airborne magnetic and radiometric surveys over the complete license package. This survey overlapped the previous survey and generated a higher resolution version. In 2013, Kinross completed ground based gravimetric and induced polarization (PDIP/IP) surveys. The gravity survey covered the complete license package while the IP surveys covered only specific prospect areas; South West Branch South, Fennec, C67, C68 and Morris. In 2014, a comprehensive review was completed by a consulting geophysicist, along with some reprocessing of the magnetic data.

In December 2023, a geophysics survey was undertaken by the geoscience consultant, Quantec Geoscience Ltd., that will help define the nature and setting of any potential gold mineralization on the SENISA permits and gain a better understanding of the complex structural geology controls around spatial distribution and gold ore genesis. The survey started at GRD and will cover multiple identified target areas: C23, KNF and Morris (N1-N2).

Excavation of trenches as an exploration technique has been very successful at Tasiast. In total, 445 trenches for 100,527 metres have been completed across the Tasiast lands. Historically, trenches were completed manually, and more recently, trenches are completed using an excavator. The standard, excavated trench dimension is approximately 2 metres wide and not more than 1.5 metres deep and typically sampled every 2 metres along the full length of the trench.

Drilling

To date, 15,715 drill holes (14,641 RC, 840 diamond core and 234 RC-DD) for an aggregate total of 1,712,318 metres have been completed within the three mining licenses that constitute the Tasiast Lands: Guelb El Ghaîcha, Imkebdene and Tmeimichat. Drilling activities were conducted by various drilling contractors and supervised by geological staff of TMLSA. Where programs are referred to by company name, that company was the project manager at the time of drilling and was responsible for the collection of data.

In 1999 and 2000 NLSD completed approximately 385 holes totalling 33,435 metres. In 2003 and 2004, Defiance completed approximately 225 holes for 19,121 metres. Rio Narcea completed 246 holes for 24,024 metres between 2004 and 2007. Red Back completed 5,857 drill holes for 522,844 metres from August 2007 up until the completion of the acquisition by Kinross in September 2010.

Upon closing of the Red Back acquisition in 2010, Kinross further accelerated drilling activities and by 2011, a total of 23 drill rigs were operating on site. From 2010 to 2012, drilling was primarily aimed at resource and reserve growth of the West Branch deposit. In addition, drilling activities to support mining studies were completed such as geotechnical, hydrogeological and metallurgical. From 2013 to 2015 drilling shifted focus to the northern licenses; Tmeimichat and Imkebdene licenses with an aim to define resources that could be used in a study to support the conversion of both licenses from prospecting to exploitation. From 2016 to 2021 drilling refocused back on the Guelb El Ghaîcha license and continued to test near-mine exploration targets. In total, Kinross has completed 8,885 drill holes for 1,100,668 metres (71% reverse circulation, 17% diamond core and 12% combination RC-DC).

More exploration drilling was started in late 2023 to evaluate the potential of West Branch depths, Piment deposit and northern satellites, with the aim to confirm suitable high grade resource potential for underground mining.

Sampling, Analysis and Data Verification

Laboratory analysis of drill samples has been completed in accordance with standard industry practices. As part of the construction phase of the Tasiast mining operation by Red Back, an on-site analytical facility was also built and commissioned in 2007. The lab was managed under contract by SGS Mineral Services from commissioning through September 2012. Between September 2012 and May 2019 the lab was managed by ALS Global, but since then it has been managed by MSA Labs. In addition, numerous external analytical labs were used during the West Branch Resource drilling program (approximately 2008 – 2012).

TMLSA exploration and resource drill sample pulps have been consistently analyzed for gold using a 50 gram fire assay with an Atomic Absorption Spectroscopy finish and using minimum detection limit of 0.01 parts per million or grams per tonne and gravimetric finish on samples > 5 g/t Au.

Samples are collected, prepared and delivered to the analytical laboratory facilities under the supervision of the TMLSA geological staff. Sample job orders or batches include duplicates, blanks and certified reference materials. In the case that samples were sent to off-site external laboratories for analysis, chain of custody procedures were followed and included sample submittal forms that are sent to the laboratory, along with the sample shipments, to ensure that all the same samples are received by the laboratory.

QA/QC procedures consisted of inclusion of blanks, duplicates and certified reference material (standards) with each batch. The QA/QC samples typically amount to approximately 10% of all samples shipped. QA/QC results are reviewed prior to inclusion of sample results in the project database. QA/QC failures were dealt with immediately and typically involve a re-analysis of the batch of samples with QA/QC failures.

An independent, external consultant completed an audit of the QA/QC and sample data in 2013 for inclusion in prior Tasiast mineral resource estimates (applicable to the 2016 Technical Report). The audit also reviewed the sampling process, and on-site laboratory. The audit concluded that the analytical data are within the industry accepted standards and suitable for use in mineral resource and reserve reporting.

Mineral Processing and Metallurgical Testing

The Tasiast mineralization is free-milling and amenable to gold extraction by simple cyanide leaching. The existing mill has been operating since 2008, initially treating oxide banded iron hosted mineralization yielding a typical gold recovery of 93%. Gold recovery from fresh ore, which forms an increasing portion of the mill feed since 2010, typically varies between 91% and 93%. A proportion of the gold is coarse and responds well to gravity concentration. Gold mineralization is associated with structurally controlled faults and shears, quartz-veining and silica-flooding. Gold grains observed in the exploration core holes are seen in isolated grains in quartz veins and are closely associated with pyrrhotite. The mineralization has relatively low levels of sulphides of approximately 1% to 5%, predominantly represented by pyrrhotite and to lesser extents pyrite, arsenopyrite, and chalcopyrite. Other metal contents are low such as silver approximately 1 ppm to 2 ppm, copper approximately 100 ppm, arsenic approximately 10 ppm and very low levels of mercury, less than 0.3 ppm Hg.

The bulk of the metallurgical test work has been done to evaluate the optimum process for the West Branch ore which has become the major source to the processing plant. Major metallurgical sampling campaigns were conducted on the West branch mineralized zone and test work to optimize the cyanide addition rate and grinding tests were completed.

Extensive metallurgical testing was completed on West Branch samples, twinned hole samples and deeper level variability samples. In general, test work indicated that the ore was amenable to gravity recovery and cyanide leaching, resulting in selection of a flow sheet similar to that of the existing plant.

Mineral Resource and Mineral Reserve Estimates

Refer to the “Kinross Mineral Reserves and Mineral Resources” section for quantity, grades and category. Assumptions are outlined in the Notes – 2023 Kinross Mineral Reserve and Mineral Resource Statements in the “Kinross Mineral Reserves and Mineral Resources” section.

Mining Operations

Ore and waste rock is mined in 10 metre benches by conventional open pit methods primarily from the West Branch pit. Tasiast currently operates a load and haul fleet of 46 CAT 793D (220 ton) trucks, five Komatsu 785 (92 t) and six CAT 6060 shovels plus two RH340B excavators. Blasting techniques, including presplit and buffer hole blasting, are employed to protect the pit walls. The grinding circuit produces a product size of 80% passing 90 microns which is processed in a conventional carbon-in leach (“CIL”) circuit to produce gold bullion. Gold recovery averages 93%. Tailings slurry from the CIL process is currently pumped to the tailings storage facility 5 (TSF5 starter cell).

Commercial production of gold at Tasiast began in September 2007 under Red Back. As of December 31, 2013, approximately 3.9 million oz has been produced by Tasiast since its acquisition by Kinross.

Ore and waste rock is mined by conventional open pit methods from two pits (West Branch and Piment). Prior mining has taken place in West Branch, Piment and several other smaller pits at Tasiast. From September 2010, when Kinross acquired the property to the end of 2023, a total of 883 million tonnes of material have been mined from various pits, including 53 million tonnes in 2016, 75 million tonnes in 2017, 87 million tonnes in 2018, 85 million tonnes in 2019, 58 million tonnes in 2020, 63 million tonnes in 2021, 61 million tonnes in 2022, and 63 million tonnes in 2023.

The current mill is designed to operate at approximately 24,000 t/d since Q4 2023. Ore is fed directly from the mine and stockpile to the primary crusher. Sub-grade material is stockpiled adjacent to the ROM pad for later treatment.

Six new Hitachi EH4000 AC-3 haul trucks were purchased in December 2022 and two of them were delivered in December 2023. The remaining trucks are scheduled to be delivered in 2024. Equipment life has been projected from actual operating hours, with estimates of future usage based on the mine plan.

Waste rock is used for haul road and tailings dam construction as needed. The existing road network is well developed and requires continued maintenance. Additional roads will also be required throughout the life of the mine. These roads will be constructed using the current mining and support mining fleets.

Processing and Recovery Operations

Upon the completion of the Phase One expansion in 2018, a new front end gyratory crusher and a 40ft x 25ft, 26.5 MW Gearless Mill Drive SAG mill were commissioned and have proven capable of processing approximately 18,000 t/d.

Subsequently, the project schedule was designed to incrementally alleviate each bottleneck in order of priority to step up from 21,000 t/d average rate to 24,000 t/d average rate, by increasing the existing CIL plant capacity in stages through a debottlenecking exercise which includes modifications to the existing grinding circuit, adding new leaching and thickening capacity, as well as incremental additions to onsite power generation and water supply.

The 24k project was commissioned in June 2023, with ramp up to 24ktpd finalized in Q4 2023, the plant meeting the average 1,087 tph required for a 24ktpd run rate.

Infrastructure, Permitting and Compliance Activities

Raw water for the Tasiast site is from a water supply bore field, which is located 64 kilometres west of the mine, and draws from a brackish aquifer using a system of 43 wells. The average daily consumption from the production wells is 10,000 cubic metres per day (m3/d). Individual wells within three separate well areas are combined in a manifold for each area and fed to a primary pumping station located at a facility referred as the Sondage. Water from the Sondage is transported to site via pipelines with booster stations downstream. In total, the existing bore field and pipelines are capable of supplying up to 30,000 m3/d of raw water to the site based on the availability of the pipelines and pumps.

The primary source of electric power is provided by the Phase 1B station, which is composed of 4x Wärtsilä 12V32 5.5 MW medium speed generators running primarily on heavy fuel oil (“HFO”), and Phase 2 power stations, which have a total nameplate generation capacity of 62.6MW and a derated capacity of 54.4 MW. Back up electric power is provided by the Phase 1A station, which is composed of five light fuel oil CAT 3512 MUI high-speed generator sets and two HFO CAT MaK 6CM32C medium-speed generator sets, with a total derated capacity of approximately 9 MW. The Phase 1A station is used as emergency back up and maintenance alternative.

Waste from plant and equipment maintenance, construction, offices, kitchens and accommodation is processed at the waste management facility where materials are sorted for reuse, recycling, or incineration. Composters are also used in the camp to process food waste into compost for use in tree planting initiatives. Sewage is collected and pumped to the wastewater treatment plant with treated effluent recycled back into the process or reused in road watering or vegetation projects. In remote locations septic tanks and leach beds are used.

All necessary exploitation permits for Phase One and the Tasiast 24k have been granted by the relevant Mauritanian authorities. Following discussion with the Government, an addendum to the Phase Two Environmental Impact Assessment (“EIA”) was submitted and approved that described the project optimization through incremental increases in production and relocation of certain infrastructure. This addendum was approved by the Ministry of Environment in February 2016 and the Ministry of Mines in March 2016. In September 2020, the Mauritanian authorities also approved the installation of an additional 15 production wells at the Sondage.

Tasiast has finalized the construction of a photovoltaic solar power plant with power generation capacity of 34 MW and a battery system of 18 MW, with the first solar generated power to the site grid delivered in December 2023. The plant is expected to generate positive returns and reduce greenhouse gas emissions by up to 50 Kt per year, or approximately 530 Kt over the life of mine, which could save approximately 180 million litres of fuel over the same period. The plant is integrated with Tasiast’s power generation suite, and is expected to provide approximately 20% of the site’s power.

Kinross estimates the net present value of future cash outflows for site reclamation and remediation costs at Tasiast under IFRS as at December 31, 2023, at approximately $59.3 million.

Capital and Operating Costs

The Tasiast 24k project total capital spend reached $146 million with the 24k project commissioned in June 2023. An additional $37 million will be allocated in 2024 to renew the CIL leaching circuit with seven new tanks that are replacing the older ones.

The Tasiast “life of mine” operating costs are split into four primary categories: Mining, Processing, Site Administration, and Other. See “Operating Cost Estimates” for a summary of the basis of estimate for these categories. Processing consists of the CIL Mill and existing Dump Leach operations. Note that Dump Leach operations have stopped and no rinsing is taking place. All gold production is coming from the CIL plant.

Capital Cost Estimates

Category	Total Cost ($M)
Mill expansion project capital	150
Non-sustaining capitalized mine development	968
Subtotal – non-sustaining capital	1,118
Mobile equipment maintenance capital	150
Mill Sustaining capital	92
Tailing sustaining capital	97
Other Sustaining Capital	105
Subtotal – sustaining capital	444
Total capital cost	1,562

Operating Cost Estimates (January 1, 2020 forward)

				2020-2033[7]
Operating Cost	Unit	2022-2028[6]	2029-2035	(Life-of-Mine)
Mining	($/t mined)[8]	2.40	2.65	2.45
Processing (Mill)	($/t processed)	14.20	14.20	14.47[9]
Processing (Dump Leach)	($/t processed)[10]	N/A	N/A	N/A
Site Admin	($M/a)	48	46	49
Other	($/oz sold)	80.3	81.1	81.1

Exploration

Exploration efforts to date have discovered additional prospects, gold deposits and mineral resources along strike to the North and to the South of the main Tasiast mine area (West Branch and Piment-Prolongation), and generally along the Aouéouat (Tasiast) belt. The deformed greenstone rocks to the west (Imkebdene-Kneiffissat) of the Aouéouat belt are notable in that they host quartz-carbonate veins with anomalous gold values, however to date no significant deposits or mineral resource have been defined. To the immediate north of the Tasiast operation (5-12 kilometres) and within the Guelb El Ghaîcha license, a cluster of deposits referred to as “North Mine Satellites” have been outlined, these are Fennec, C67 and C68. These gold deposits currently host approximately 0.5 Moz. Au and are part of the near-mine resource growth strategy. Further north of the Tasiast operation (12-25 kilometres) and within the Imkebdene and Tmeimichat licenses held by SENISA, are another cluster of gold deposits referred to simply as “Morris”, these are Tef, Askaf, Central, NE, N1 and N2. This large area saw extensive exploration drilling from 2012 to 2014, which resulted in the discovery of several small deposits best described as narrow, high grade vein systems. Most of these deposits are open to depth down plunge.

Beyond 25 kilometres from the Tasiast operation, within the northern extents of the Imkebdene and Tmeimichat licenses, are several gold exploration prospects that are pending follow up exploration and drilling, of note are C23, Kneiffissat and Grindstone. These prospects have significant surface geochemical footprints and are considered highly prospective.

6   Ramp-up to 21,000 t/d by end of Q1 2022 and 24,000 t/d by the middle of 2023.

7   Life of mine extended due to the 2021 mill fire, which halted production for 5 months.

8   Excludes capitalized maintenance.

9   CIL only, excludes dump leach.

10  No additional tonnes placed on dump leach 2020+.

Other Kinross Properties

Fort Knox, Alaska, United States

The Fort Knox mine is owned and operated by Kinross’ wholly-owned subsidiary Fairbanks Gold Mining Inc. (“FGMI”). The Fort Knox property is located in Fairbanks North Star Borough, Alaska and includes the main Fort Knox open pit mine, mill, tailings storage facility, heap leach facilities, the Gil-Sourdough satellite mine. Detailed financial production and operational information for the Fort Knox mine is available in Kinross’ MD&A for the year ended December 31, 2023.

Fort Knox is located 42 kilometres by road northeast of the city of Fairbanks, Alaska. The Fort Knox property encompasses 24,676 hectares. FGMI controls a large and diverse group of properties that comprise its mineral holdings in the Fairbanks Mining District. These properties include State of Alaska mining claims, patented claims, and private land. Some of the claims are owned outright, while others are controlled through leases. The Fort Knox mine and facilities are situated on approximately 2,853 hectares of land, owned by the State of Alaska. The project area is predominantly covered by the Amended and Restated Millsite Lease, which covers approximately 3,126 hectares. The Fort Knox ore body is predominantly located within the Fort Knox Upland Mining Lease, entered into with the Alaska Mental Health Trust Land Authority. The portion of the ore body that extends to the west was converted to a State Upland Mining Lease in 2019.

The Gil Project is located approximately six miles east of the Freshwater Reservoir at Fort Knox.  The project is connected to the Fort Knox operational area by a production haul road that originates near the Fort Knox TSF dam and ends at the project site. The project site is covered by the Gil Department of Natural Resources Millsite Lease that applies to approximately 70 hectares (174 acres), the Alaska Trust Land Office Millsite Lease (“TLO Lease”) that applies to approximately 177 hectares (438.5 acres), and several unpatented state mining claims. The rights to mine the ore body are all through underlying State claims.

The State claims carry a 3% production royalty, based on net income and recovery of initial capital investment. Mineral production from these claims is also subject to a mine license tax, following a three and a half year grace period after production commences. The final royalty and mine license tax calculations for 2023 are expected to be prepared in Q2 2024.

All requisite permits have been obtained for mining of the Fort Knox ore reserves and are in good standing in all material respects. The current expansion project for waste rock was approved by the applicable agencies in 2019.

Power is provided to the mine by Golden Valley Electric Association’s power grid, serving the area over a distribution line paid for by Kinross.

Access to the Fort Knox mine from Fairbanks is by 34 kilometres of paved highway and eight kilometres of unpaved road. The area has a subarctic climate, with long, cold winters and short summers.

Kinross estimates the net present value of future cash outflows for site reclamation and remediation costs at Fort Knox under IFRS as at December 31, 2023, at approximately $117.5 million.

The Fort Knox deposit is mined by conventional open pit methods. Higher grade ore from the Fort Knox mine is processed at Kinross’ carbon-in-pulp mill located near the Fort Knox mine. The mill generally processes ore 24 hours per day, year-round and has a daily capacity of between 20,000 and 45,000 tonnes. Lower grade ore is processed on a dedicated leach pad that was commissioned in 2009. An additional dedicated leach pad was commissioned in Q4 2020.

The first Fort Knox heap leach facility is located in the upper end of the Walter Creek drainage, immediately upstream of the tailings storage facility. Construction began in 2008 and is separated into a total of seven stages covering approximately 196 hectares with a total capacity of 278 million tonnes. The first stage of the heap leach facility went into operation in the fall of 2009. The second Fort Knox heap leach facility is located in the Barnes Creek drainage. Construction began in 2018 and is separated into a total of six stages covering 117 hectares with a total capacity of 191 million tonnes. The facility includes two carbon-in-column (“CIC”) plants with a capacity of 61,000 litres per minute. ROM ore is hauled from the pit and from existing stockpiles and loaded onto the leach pads in 15 metre lifts. Leach solution flows through the loaded ore into two in-heap storage reservoirs. The pregnant solution is pumped to the CIC plants located adjacent to the existing mill. After the pregnant solution has been processed through the CIC plants, barren solution is pumped back to the heap leaches to recirculate.

The final year for ore processed through the Fort Knox mill, which includes ore from the Manh Choh project, is currently expected to be 2028. Fort Knox pit production is expected to continue through 2028. The heap leach facilities are expected to continue production through 2030.

Fort Knox continues to evaluate the potential to expand the existing operation within the available land package through exploration evaluation of projected gold mineralization.

Manh Choh, Alaska, United States

Kinross acquired its 70% interest in the Manh Choh project on September 30, 2020 from Royal Gold, Inc. and Contango. Kinross has broad authority to construct and operate the Manh Choh project, with Contango retaining a 30% non-operating minority interest in the project. Kinross’ 70% interest in the project is owned by KG Mining (Alaska), Inc., which is 100% owned by Kinross. The Manh Choh project is located near Tok, Alaska and is approximately 400 kilometers (250 miles) southeast of the Company’s Fort Knox mine. The project is accessible by road and is near the Alaska Highway. The project is situated within the 273,163 hectares (675,000 acres) mineral lease with the local Upper Tanana Athabascan Village of Tetlin and is a high-grade skarn deposit that extends to the surface. Additionally, in Q2 2021 Peak Gold, LLC acquired an additional 5,779 hectares (14,280 acres) of state mining claims proximate to the Tetlin Village.

A scoping study was completed in the third quarter of 2021 and a Feasibility Study was completed in the third quarter of 2022.The mine plan does not require the construction of a mill or tailings facilities at the project site as the ore will be hauled to and processed at Fort Knox’s existing mill and infrastructure, benefiting both the project and the mine.

As at December 31, 2023, hauling of ore to Fort Knox, has commenced and will gradually increase throughout the first half of 2024. Additionally, mining activities are well underway including the commencement of ore mining and stockpiling.

The project remains on budget and on schedule for initial production in the second half of 2024. Kinross estimates the net present value of future cash outflows for site reclamation and remediation costs at Manh Choh under IFRS as at December 31, 2023, at approximately $15.3 million.

Round Mountain, Nevada, United States

The Round Mountain mine is owned and operated by Kinross’ wholly-owned subsidiaries Round Mountain Gold Corporation and KG Mining (Round Mountain) Inc. On January 11, 2016, Kinross acquired the remaining 50% interest from two affiliates of Barrick Gold Corporation (“Barrick”). Prior to this acquisition, Kinross owned an undivided 50% interest in the joint venture common operation known as the Smoky Valley Common Operation (“SVCO”). Kinross acquired its initial interest in Round Mountain in January 2003. Detailed financial, production and operations information for Round Mountain is available in Kinross’ MD&A for the year ended December 31, 2023.

The Round Mountain mine is located approximately 90 kilometres north of Tonopah in Nye County, Nevada. The Company controls the mineral and surface rights covering approximately 20,577 hectares through ownership or lease of patented and unpatented mining claims.

Mine production at the Round Mountain pit is subject to a sliding scale royalty, that ranges from 4% (at a gold price of $1,200 per ounce or less) up to 7.15% (at a gold price of $1,400 per ounce or more). The 2023 royalty expense was $30.8 million. Round Mountain is also currently subject to the state of Nevada Net Proceeds Tax at a 5% rate payable on gross proceeds from the sale of minerals (adjusted for certain allowable deductions). Round Mountain is also subject to a Nevada Excise Tax payable on gross proceeds from the sale of minerals. The tax rate is 0.75% for gross proceeds between $20.0 million and $150.0 million and 1.1% for proceeds exceeding $150.0 million.

The first gold production from the Round Mountain district occurred in 1906. The original SVCO was formed in 1975 to operate the mine, and commercial production commenced in 1977. The site has produced approximately 16.8 million ounces of gold since inception. A total of 535,974 ounces were produced prior to the SVCO partnership. A series of ownership changes occurred which eventually led to the 50-50 ownership by Barrick and Kinross that was in place until the acquisition that closed in early 2016.

The Round Mountain mine currently operates a conventional open pit that is approximately 11,000 feet long in the north-west, south-east direction and 8,800 feet wide. The operation uses conventional open-pit mining methods and recovers gold using three independent processing operations. These include crushed ore heap leaching (reusable or dedicated pad), run-of-mine ore heap leaching (dedicated pad) and a mill equipped with gravity/flotation circuits. Higher grade oxidized ores are either: crushed, placed on the reusable pad, leached for 60 days, and then relocated to the dedicated pad; or, crushed, placed directly on the dedicated pad, and leached for 120 days. Lower grade oxidized ores are placed on a dedicated pad which is typically leached for 120 days. Sulfide ores are processed through the mill.

Kinross estimates the net present value of future cash outflows for site restoration and reclamation costs at Round Mountain under IFRS as of December 31, 2023, at approximately $167.8 million.

The Gold Hill mine is a small deposit located near the Round Mountain mine. The mine at Gold Hill is approximately 3,000 feet long in the east-west direction and up to 2,600 feet in the north-south direction. The mine is operated as an independent operation also using conventional open-pit mining methods. The ore consists of oxide material that is placed directly on a dedicated heap leach pad. Mining at Gold Hill was completed in December 2023. Exploration around the mine area will continue looking for targets to the west and south of the current Round Mountain deposit.

Construction and commissioning of the Phase W project at Round Mountain was completed in 2019, which included the construction of major infrastructure such as the heap leach pad, vertical carbon-in-column plant (“VCIC”), truck shop, wash bay, warehouse and fueling areas. The project was fully transferred to the operations team and production started in 2019, with the first gold bar from the completed VCIC poured in May 2019. Stripping and dewatering activities are progressing and stripping expected to continue until mid 2027. Ore will be processed through the mill until 2030.

The Company completed an optimization program in the third quarter of 2022 and decided to prioritize underground opportunities at Phase X and Gold Hill as they show potential for higher-margin, higher-return operations as compared to the open pit expansions at Phase W. The Company commenced construction of an underground exploration decline at Phase X in the first half of 2023 and plans to complete construction sometime in 2024. The Company is continuing to mine Phase W (W1 and W2) while progressing underground opportunities at the property. The open pit expansion opportunity at Phase S was approved in the fourth quarter of 2023. Mining for this expansion commenced in January 2024 and will continue through 2027. Phase W remains in reserves and will continue to be optimized and evaluated for potential exploitation with sustained macroeconomic improvements.

Bald Mountain, Nevada, United States

The Bald Mountain mine is owned and operated by Kinross’ wholly-owned subsidiary KG Mining (Bald Mountain) Inc. (“KGBMI”). Kinross acquired 100% of the Bald Mountain mine and an associated land package from an affiliate of Barrick on January 11, 2016.

The Bald Mountain mining district is located at the southern end of the Ruby Mountains in east-central Nevada, White Pine County, at the southeastern end of the Carlin Gold Trend. The Company controls the mineral and surface rights covering approximately 70,366 hectares through ownership or lease of patented and unpatented mining claims.

Pursuant to the terms of the acquisition, Barrick obtained a right to receive a 2% net smelter returns royalty on future gold production from Kinross’ 100% owned Bald Mountain lands following the post-closing production of 10 million ounces from such lands. In addition, portions of the Bald Mountain lands are subject to royalty agreements with third parties. As part of the acquisition arrangement with Barrick, Kinross and Barrick entered into a 50/50 exploration joint venture on approximately 52,000 contiguous acres. In late 2018, Kinross purchased Barrick’s 50% interest in the joint venture for cash and a 1.25% net smelter returns royalty on that property.  Ten royalty areas now exist with several of the areas subject to more than one royalty. Some of these royalty areas affect current as well as future production from the Bald Mountain lands, depending upon the actual mining location. Both fixed and sliding scale royalties exist. At gold prices above $1,000 per ounce, all of the sliding scale royalty agreements have topped-out. Royalties range from one percent of gross sales to as high as nine percent of gross sales. In addition, Bald Mountain is subject to the state of Nevada Net Proceeds Tax at a 5% rate, whereby gross proceeds from the sale of minerals will be adjusted for certain allowable deductions. Bald Mountain is also subject to a Nevada Excise Tax payable on gross proceeds from the sale of minerals. The tax rate is 0.75% for gross proceeds between $20.0 million and $150.0 million and 1.1% for proceeds exceeding $150.0 million.

Placer gold (with minor copper, silver, and antimony) was initially mined in the Bald Mountain area from the 1870s to 1890s. Modern exploration for bulk disseminated gold deposits commenced in the late 1970s. Since 1977, gold exploration has mainly focused on defining the outcropping, oxide gold deposits. In 1981, Amselco Minerals began modern open pit mining and cyanide gold recovery via a mill in the Alligator Ridge-Vantage area in the southern portion of the district. Numerous small ore bodies were mined and heap leached by USMX Inc. from 1988 to 1993 in the southern and eastern areas of the district. Placer Dome Inc. mined several pits in the northwest area from 1983 to 2005. Placer Dome Inc. acquired the USMX properties in 1993 and consolidated the district into one claim block. Barrick acquired Placer Dome in January 2006 to become 100% owner and operator of Bald Mountain, until the 2016 acquisition by KGBMI. Both the North and South areas are 100% Kinross-owned.

The Bald Mountain operation is an open pit mining operation with production from a number of different pits. The two main deposits (Saga and LBM) represent approximately 76% of the known reserves. Bald Mountain includes several other deposits scattered over the property, and three ROM heap leach pads (Bald Mountain, Mooney and Vantage).

Bald Mountain recovers gold using multiple ROM heap leach pads. Gold is extracted from the ore with a cyanide solution and collected on activated carbon in column plants. Loaded carbon is shipped off-site for further processing and ultimate gold refining. The mining recovery is high because the ore blocks are large compared to the selective mining unit, and nearly all of the material outlined as ore in the grade control process is mined. Whenever possible, ore blocks are oriented square to the dig direction – minimizing ore loss and dilution.

Based on the 2023 mineral reserves, Bald Mountain is expecting to continue mining through 2026 with several years of post-mining gold production from the heap leach pads. Kinross estimates the net present value of future cash outflows for site reclamation and remediation costs at Bald Mountain under IFRS as at December 31, 2023, at approximately $117.0 million.

A proposed permitting action named the Juniper Project is being undertaken in partnership with the Ely Bureau of Land Management and cooperating agencies. The Juniper Project would extend the authorized North Operations Area (“NOA”) Plan boundary in five areas totaling 3,425 acres. Life of mine surface disturbance in the NOA would increase from 10,782 acres to 14,752 resulting in a net surface disturbance increase of about 3,969 acres. Depending on site and resource economics, the life of the mine could extend by a period of 11 years. The new disturbance also includes expansion or modification of seven authorized open pits, and the development of two additional pits and three rock disposal areas.

Kinross spent $3.1 million on continued exploration efforts at Bald Mountain during 2023. Exploration consisted of drilling near-mine targets that are proximal to its current operations, as well as target delineation and early-stage drill testing of high-potential targets throughout the enormous land position (532 square kilometres). In 2023, work included testing several targets across the target pipeline from minex to generative, primarily within the North Area of operations. A total of approximately 8,150 metres of drilling was completed over six target areas, with a primary focus on building volume for the high-grade top underground potential resource and bringing Zed Williams and Wino to a critical mass for evaluation.

La Coipa, Chile

Kinross acquired its initial 50% interest in the La Coipa mine in January 2003. Following the completion of an asset swap transaction with Goldcorp on December 21, 2007, Kinross acquired the remaining 50% interest previously owned by Goldcorp. The mine and plant suspended activities in October 2013, while evaluation of several nearby mineralized zones was pursued. In February 2020, Kinross approved the La Coipa Restart project and commenced production from the Phase 7 deposit in Q1 2022.

The La Coipa mine, located approximately 1,000 kilometres north of Santiago in Chile’s Region 3 (Atacama), consists of eight deposits (notable deposits being Phase 7, Puren, Coipa Norte, Ladera Farellon and Can Can), which are owned by Compania Minera Mantos de Oro (“MDO”), a Chilean subsidiary of Kinross, except for Puren, which is owned through a joint venture between MDO and Codelco-Chile, with participation interests of 65% and 35%, respectively.

The La Coipa mine consists of approximately 1,991 hectares of exploitation concessions (including Puren, which consists of approximately 4,423 hectares). In addition, and as described above, Kinross currently holds a 100% interest in the Phase 7 deposit which includes claims covering approximately 136.5 hectares next to La Coipa mine.

No royalties are payable on gold and silver produced from the La Coipa mine properties. A 35% withholding tax is applicable on all dividends disbursed to foreign shareholders, less the corporate income tax already paid. In addition, a mining tax is applicable, with the specific applicable tax rate being based on a progressive scale that ranges from 5% to 14% based on the mining operational margin, which is the result of dividing the mining tax base by operational income.

The La Coipa area was identified as a potential precious metals prospect almost a century ago, but did not receive much attention until the 1970s, when several companies began to actively explore the area. MDO began drilling in the La Coipa area in 1989 and has completed 729,181.65 meters of drilling since then, consisting of 2,952 diamond drill holes by the end of 2023. Approximately 36% of total metres drilled were diamond drill holes and the remainder were reverse circulation.

Although MDO suspended operations at the La Coipa mine in the fourth quarter of 2013, in accordance with the mine’s permit MDO continued its water treatment program (“WTP”) to remediate levels of mercury in the ground water due to seepage from its tailing facility. La Coipa’s WTP, related facilities and monitoring program, including 50 downstream monitoring wells, have been in place since 2000. The mine’s groundwater treatment permit establishes an environmental standard of compliance for mercury of less than 1 part per billion. The La Coipa mine has four monitor wells at or near its downstream property boundary.

In 2015, Chile’s Superintendencia del Medio Ambiente (“SMA”), the national environmental regulatory agency, conducted an inspection of the WTP and monitoring wells and requested various information regarding those facilities and their performance, with which MDO fully cooperated. On March 16, 2016, the SMA issued a resolution alleging violations under La Coipa’s water treatment permit. The resolution specified a total of seven charges, alleging permit violations at the WTP and/or failure to properly permit certain related activities, including capturing water at an undesignated reservoir, deficiencies in the mercury capture system, deficiencies in the monitoring system, and four WTP effluent samples from 2013 above the permitted standard and various monitoring well samples taken in 2013 and 2014. On April 15, 2016, MDO submitted a compliance plan to remediate the alleged permit violations which, following further submissions to the SMA, was ultimately accepted on July 7, 2016. As a result, the sanctioning process was suspended without any fine or other penalty to MDO provided the plan is implemented and maintained per its terms.

A final compliance report was delivered to the SMA in November 2018. In August 2019, the compliance plan was approved by SMA and the sanctioning process was successfully closed.

In February 2020, Kinross completed and approved a Feasibility Study to restart operations at La Coipa by mining the Phase 7 deposit. The project plan includes refurbishing the existing process plant, camp and other infrastructure, as well as the mine fleet from the Maricunga operation, which was placed on care and maintenance in 2018.

Pre-stripping began in January 2021 with production starting in Q1 2022. Kinross received approval on the project Declaration of Impact to Environment (“DIA”) permit in 2016 and, to date, has received all sectoral permits.

In Q4 2021, negotiations were completed with Codelco-Chile to execute the Puren 2 project, which allowed the La Coipa life of mine to be extended until 2027.

La Coipa's restart project began commissioning its plant in early February 2022, producing the first gold bar in March 2022. The plant ramp-up reached its full operating capacity at the end of 2023.

La Coipa’s estimated mineral reserve is approximately 760 k oz of gold and 22,404 k oz of silver. These reserves are inclusive of both the Phase 7 and Puren deposits.

Kinross will continue to explore opportunities to incorporate adjacent deposits with existing mineral reserves and resources, particularly Puren, Coipa Norte and Phase 7 into the La Coipa mine plan with the goal of extending mine life. This includes conducting further technical studies, assessing permitting requirements, and continuing commercial discussions.

Kinross estimates the net present value of future cash outflows for site restoration costs at La Coipa under IFRS as at December 31, 2023, at approximately $125.0 million.

Lobo-Marte, Chile

The Lobo-Marte project is owned by MDO, a Chilean company that is 100%-owned by Kinross. MDO holds a 100% interest in the Lobo-Marte project.

Kinross completed a Pre-Feasibility Study at the Lobo-Marte project in 2009 and updated the Pre-Feasibility Study in 2010. In 2011, Kinross submitted the environmental and social impact study for the project to the Chilean authorities. In 2012, Kinross decided to extend the project timeline as part of its capital optimization process. In 2013, the permitting process was suspended pending further assessment of the project. On November 17, 2014, the Company withdrew its permit application and stopped the permitting process at

Lobo-Marte due to substantial changes in the plan of operations, the footprint of the project, project economics, and stringent requirements associated with the permit application. As a result of the permit withdrawal, approximately 6 million gold ounces at Lobo-Marte were reclassified as measured and indicated mineral resources. Any future development or operations at Lobo-Marte would require the re-initiation of the permitting process.

The Lobo-Marte project currently comprises two open-pit minable gold ore deposits, located approximately seven kilometres apart, in the Atacama Region of Northern Chile, approximately 650 kilometres north of Santiago and 100 kilometres east of Copiapó. The project lies approximately 55 kilometres south of Kinross’ La Coipa operation and 60 kilometres north of the Maricunga mine.

The Lobo-Marte project includes 78 granted exploitation concessions covering 38,067  hectares and 7 granted exploration concessions covering 2,100 hectares. Additionally, the Lobo-Marte project has 8 exploitation concessions in the process of receiving a final registered grant, covering 2,099 hectares and 1 exploration concessions in the process of receiving a final registered grant covering 400 hectares. Concessions are held in the name of MDO. Kinross has three established easements for the construction of roads, stockpiles, process facilities, camp, support facilities and associated pipelines. Additional rights and easements will be required to support project development.

The project has a 1.75% net smelter return royalty on 60% of future production, payable when the gold price is $760.00 per ounce or more. Kinross’ obligation to make royalty payments will cease when an aggregate amount of $40 million has been paid.

The Lobo deposit was discovered through regional geochemical surveys in 1981-1982. The Marte deposit was discovered in 1982 through a program of regional soil sampling, geophysical surveys and geological mapping. The Marte deposit was mined by a joint venture of Anglo American and Cominco from 1988 to 1992; a total of 3.78 million tonnes of ore grading 1.51 grams per tonne of gold, 0.3 million tonnes of low-grade mineralization and 4.7 million tonnes of waste were mined.

Prior to 2009, a total of 153 core and reverse circulation drill holes (34,649 metres) were completed at Lobo, with an additional 211 Core and reverse circulation drill holes (26,658 metres) at Marte. During 2010 a total of 24,148 metres of Core drilling and 4,614 metres of reverse circulation drilling were completed at Lobo and Marte. During 2011 a total of 9,289 metres of Core drilling and 4,909 metres of reverse circulation drilling were completed at Lobo and Marte. In 2012, approximately 5,274 metres of Core drilling was completed at Lobo. The 2013 exploration plan consisted of surface exploration works including: rock chip samples, soil samples, trenching and mapping. Prior to 2019, no exploration work had been carried out since 2015. During 2019, 3,555 metres of core drilling was completed and in the period between January 2020 and February 2021, 9,588 metres were drilled for core extraction and reverse circulation. On November 10, 2021, Kinross announced the completion and results of a Feasibility Study at the Lobo-Marte project. The Feasibility Study estimate includes total life of mine production of approximately 4.7 million Au oz. during a 16 year mine life, which includes 14 years of mining followed by two years of residual processing. The study contemplates an open pit, heap leach and SART (Sulphidization, Acidification, Recycling and Thickening) operation and mining the Marte and Lobo deposits in succession.

The project is located close to a biological corridor and Ramsar site established between two sectors of the Nevado Tres Cruces National Park, created to preserve and protect the vegetation of the desert steppes and the Andean salars (salt lakes). Kinross is developing the biophysical and socioeconomic baseline study to support the preparation of an EIA. Because of the recognized environmental importance of these areas, the baseline study for the EIA is critical to the development of the project. Areas which were addressed include proper management of water extraction, disposition of waste material, heap leach facilities and other installations that interact with the environment.

Great Bear Project, Ontario, Canada

Kinross acquired its 100% interest in the Great Bear project on February 24, 2022 through its acquisition of Great Bear Resources Ltd. The Great Bear project is located in the Red Lake mining district of Ontario, Canada and now comprises over 117.5 square kilometres of contiguous claims. The project location has access to a paved highway, provincial power line and a natural gas pipeline along its northern boundary. The property also hosts a network of well-maintained logging and gravel pit roads that facilitate year-round access to the site.

On February 13, 2023, Kinross filed a NI 43-101 Technical Report and declared an initial resource. The initial mineral resource estimate consists of 2.737 Moz. of indicated resources and 2.290 Moz. of inferred resources, comprised of both open pit and underground mineral resources. The LP Zone drilling has identified gold mineralization along 10.8 kilometres of strike length down to a depth of 1.3 kilometres and remains open along strike and at depth.

In 2023, Kinross drilled approximately 180,000 metres on the property, primarily drilling the LP zone with the objective of growing the zone’s overall resource. Work also included drilling of the Hinge & Limb Zones as well as exploration and condemnation drilling on the property.

Following the completion of its 2023 drilling program, Kinross increased Great Bear’s mineral resource estimate to approximately 2.8 Moz. of measured and indicated resources, and approximately 3.3 Moz. of inferred resources (see the Measured and Indicated and Inferred Mineral Resource tables on pages 19-20).

Kinross is pursuing an advanced exploration (“AEX”) program, which is expected to result in an underground decline to obtain a bulk sample and allow for definition and infill drilling in the LP zone in the coming years. In 2023, Kinross received the mining lease for the main AEX surface footprint.

RISK FACTORS

The business and operations of Kinross are subject to risks. In addition to considering the other information in this AIF, you should consider carefully the following factors in deciding whether to invest in securities of Kinross. If any of these risks occur, or if other risks not currently anticipated or fully appreciated occur, the business and prospects of Kinross could be materially adversely affected, which could have a material adverse effect on Kinross’ valuation and the trading price for its shares.

The financial and operational performance of Kinross is dependent on gold and silver prices.

The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future significant price declines could cause continued commercial production to be uneconomical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include: industrial and jewelry demand; the level of demand for the metal as an investment; central bank demand, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

In 2023, the Company's average realized gold price increased to $1,945 per ounce from $1,793 per ounce in 2022. If the market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease substantially and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations, possibly materially. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted mineral reserves are not replaced. In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing mineral reserves and resource estimates may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Kinross’ operations and profitability are affected by shortages and price volatility of other commodities and equipment.

The Company is dependent on various input commodities (such as fuel, explosives, electricity, natural gas, steel, concrete and cyanide), labour, and equipment (including parts) to conduct its mining operations and development projects. A shortage of, or inability to procure, such input commodities, labour, or equipment or a significant increase in their costs could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water and electricity to carry out its mining operations, and such access and supply may not be readily available, especially at the Company’s operations in Chile and Brazil. Market prices of input commodities can be subject to inflation and volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the

Company’s control. An increase in the cost, or decrease in the availability, of input commodities, labour, or equipment due to factors beyond the Company’s control such as conflicts or a pandemic or a similar public health threat, may affect the timely conduct and cost of Kinross’ operations and development projects. If the costs of certain input commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company’s financial performance and results of operations. From time to time, Kinross transacts in energy hedging to reduce the risk associated with fuel price increases.

Changes to the extensive regulatory and environmental rules and regulations to which Kinross is subject could have a material adverse effect on Kinross’ future operations.

Kinross’ operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, imports/exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine closure, mine safety, public health and other matters. The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America. New laws and regulations, amendments to existing laws and regulations, interpretations by Governments, or more stringent enforcement of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Compliance with these laws and regulations is part of the business and requires significant expenditures. Changes in laws and regulations, interpretations or enforcement including those pertaining to taxes, the rights of leaseholders or the payment of royalties, net profit interest or similar obligations, could adversely affect Kinross’ operations or substantially increase the costs associated with those operations. Kinross is unable to predict what new legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective.

In light of tailings dam incidents in Brazil in 2015 and 2019, Brazilian lawmakers have passed and proposed further legislation aimed at addressing risks of future tailings dam failures. While there are a variety of measures under consideration, approved legislation at the federal and state level includes the increase of financial assurance requirements, increased fines and penalties for environmental damages and/or requirements for companies to further address risks to residents downstream. While federal regulations are still pending a final ruling on these issues, state and federal laws and regulations could significantly increase the costs associated with Kinross’ operations depending on the form(s) of financial assurance federal and state regulators can accept.

Certain operations of the Company are the subject of ongoing regulatory review and evaluation by governmental authorities. These may result in additional regulatory actions against the affected operating subsidiaries, and may have an adverse effect on the Company’s future operations and/or financial condition. For further details, refer to the “Legal Proceedings and Regulatory Actions” section.

Kinross’ future plans rely on mine development projects, which involve significant uncertainties.

Kinross must continually replace and expand its mineral reserves in order to maintain or grow its total mineral reserve base as they are depleted by production at its operations. Similarly, the Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations. Kinross is dependent on future growth from development projects. Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; mineral reserve estimates; and future metal prices. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible. Development projects are subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits and approvals. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

In addition, as a result of the substantial expenditures involved, development projects are at significant risk of material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are also dependent on obtaining the governmental permits and approvals necessary for the operation of a project. The timeline to obtain these permits and approvals and meet permit requirements, are often beyond the control of Kinross. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Actual production and cost outcomes may differ significantly from production and cost estimates.

The Company prepares estimates of future production, operating costs and capital costs for its operations. Despite the Company’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns. Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; a lower than expected recovery rate; short term operating factors including relating to the ore mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with development, mining and processing; natural phenomena, such as inclement weather conditions, water availability (such as in Chile), floods, earthquakes and pandemics; and unexpected labour shortages, strikes or other disruptions. Costs of production may also be affected by a variety of factors, including: ore grade, ore hardness, metallurgy, changing waste-to-ore ratios, labour costs, cost of services, commodities (such as power and fuel) and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond Kinross’ control. No assurance can be given that Kinross’ cost estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition.

The mineral reserve and mineral resource figures of Kinross are only estimates and are subject to revision based on developing information.

The figures for mineral reserves and mineral resources presented herein, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing gold and silver prices and price assumptions used in those estimates, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in metal prices may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of gold and/or silver may render mineral reserves containing relatively lower grades of gold and/or silver mineralization uneconomic to exploit and could materially reduce Kinross’ mineral reserve estimates. In addition, changes in legislation, permitting or title over land or mineral interests may result in mineral reserves or mineral resources being reclassified or ceasing to meet the definition of mineral reserve or mineral resource. Should such events occur, material write-downs of Kinross’ investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, reduced income or increased losses and reduced cash flow. There is no assurance that Kinross will achieve indicated levels of gold or silver recovery or obtain the prices assumed in determining the mineral reserves. The estimates of mineral reserves and mineral resources attributable to a specific property are based on accepted engineering and evaluation principles. The estimated amount of contained gold and silver in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and mineral resources. The estimates in this AIF are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Kinross’ operations may be adversely affected by changing political, legal and economic conditions.

The Company has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, Mauritania, Canada and Finland and such operations are exposed to various levels of political, security, legal, economic, health and safety and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: war; military conflicts terrorism; hostage taking; crime, including organized criminal enterprise; thefts, armed robberies and illegal incursions on property (as may occur at Paracatu and Tasiast from time to time) which could result in serious security and operational issues, including the endangerment of life and property; criminal or regulatory investigations, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; unstable governments or political systems; expropriation and nationalization; renegotiation or nullification of existing concessions, conventions, licenses, permits and contracts (including work permits for non-nationals at Tasiast); illegal mining (including at Tasiast) could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property; adequacy, response and training of local law enforcement; political regime change or instability; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation of funds restrictions on the movement of personnel or importation of goods and equipment, global health crises or pandemics; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes in political leadership or other future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, taxation and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation (including value added and withholding taxes), royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may have a material adverse affect on the financial performance of the Company. Such changes may also affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies from those currently in effect, which might extend to, as an example, expropriation or nationalization of assets.

The tax regimes in these countries may be subject to differing interpretations or levels of enforcement and are subject to change from time to time. Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, in certain jurisdictions (such as Brazil and Mauritania) Kinross may be required to pay refundable VAT on certain purchases. There can be no assurance that the Company will be able to collect all, or part, of the amount of VAT refunds which are owed to the Company.

Governmental efforts to increase revenue from taxes and royalties have escalated in recent years. Brazil increased production royalties in 2018 and the State of Nevada increased taxes on gold and silver mining in 2021. There can be no assurance that current government royalty and mining tax rates will remain static in future periods. The increasing intensity of government efforts to increase revenues may result in future audits, tax reassessment and claims for increased payments of royalties, income tax, withholding taxes or additional forms of revenue. The results of such audits or reassessments may result in claims, fines or penalties that are material to the Company.

Anti-bribery Legislation

The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada), and similar anti-bribery legislation prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Company policies mandate strict compliance with applicable anti-bribery legislation. Kinross operates in jurisdictions that have experienced governmental and private sector corruption to some degree. There can be no assurance that Kinross’ internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Allegations of any violations of anti-bribery legislation may result in costly and time consuming investigations. Violations of such legislation could result in fines or penalties and have a material adverse effect on Kinross’ reputation and social license to operate.

Kinross’ operations may be adversely affected if its licenses and permits are challenged, revoked, amended, not issued or not renewed.

The development projects and operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. Applicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The authorities may also require a more rigorous and time-consuming assessment of a requested permit than anticipated in the form of an Environmental Impact Statement versus a more streamlined Environmental Assessment. The loss of such permits, the requirements of such permits, third-party challenges to such permits, delays in the permitting process or the inability to obtain such permits may hinder or delay Kinross’ ability to operate and could have a material effect on Kinross’ financial performance and results of operations. There can be no guarantee that Kinross will be able to obtain or maintain or comply with all necessary licenses and permits that may be required to explore and develop its properties, commence construction of or operation of mining facilities, or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times.

Kinross is subject to hazards and risks associated with exploration and mining activities and insurance may be insufficient or unavailable to cover these risks.

The operations of Kinross are subject to the hazards and risks normally incidental to exploration, development and production activities of precious metals mining properties, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards and risks, such as unusual or unexpected formations, faults and other geologic structures, rock bursts, pressures, cave-ins, flooding, pit wall instability or failures, tailings dam failures, ground and slope failures or other conditions, may be encountered in the drilling, processing and removal of material, and could have an adverse impact on Kinross’ operations. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure, such as where insurance cannot be obtained at a reasonable cost. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Further, few mining properties that are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities. Large amounts of capital are frequently required to purchase necessary equipment. Delays due to equipment malfunction or inadequacy may adversely affect Kinross’ results of operations. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, war, terrorism, government, or other interference in the maintenance or provision of such infrastructure could adversely affect Kinross’ operations, financial condition, and results of operations.

Available insurance does not cover all the potential risks associated with a mining company’s operations. Kinross may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and insurance coverage may not be available in the future or may not be adequate to cover any resulting loss.

Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production may not be generally available to Kinross or to other companies in the mining industry on acceptable terms. As a result, Kinross might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause Kinross to incur significant costs that could have a material adverse effect upon its financial condition and results of operations. Kinross reviews its insurance coverage at least annually to ensure that, where available, appropriate and cost-effective coverage is obtained.

If Kinross does not develop additional mineral reserves, it may not be able to sustain future operations.

Because mines have limited lives, Kinross must continually replace and expand its mineral reserves in order to maintain or grow its total mineral reserve base as they are depleted by production at its operations. The life of mine estimates included in this AIF for each of Kinross’ material properties are based on a number of factors and assumptions and may prove to be incorrect. Kinross’ ability to maintain or increase its annual production of gold and silver will significantly depend on its ability to bring new mines into production and to expand mineral reserves at existing mines. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish mineral reserves and to construct mining and processing facilities. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries. As a result, the reserve base of Kinross may decline if reserves are mined without adequate replacement and Kinross may not be able to sustain production beyond the current mine lives, based on current production rates.

The mineral resources of Kinross may not be economically developable, in which case Kinross may never recover its expenditures for exploration and/or development.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Kinross’s mineral reserve and resource estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws and other jurisdictions.

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing geological structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, access to water, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross is subject to risks related to environmental liability, including liability for environmental damages caused by mining activities prior to ownership by Kinross and reclamation costs and related liabilities.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production. The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities. Environmental liability may result from activities conducted by others prior to the ownership of a property by Kinross. In addition, Kinross may be liable to third parties for exposure to hazardous materials or substances, or may otherwise be involved in civil litigation related to environmental claims. The costs associated with such responsibilities and liabilities may be substantial. The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross.

In the United States, certain mining wastes from extraction and processing of ores that would otherwise be considered hazardous waste under the U.S. Resource Conservation and Recovery Act (“RCRA”) and state law equivalents, are currently exempt from certain U.S. Environmental Protection Agency (“EPA”) regulations governing hazardous waste. If mine wastes from the Company’s U.S. mining operations are not exempt, and are treated as hazardous waste under the RCRA, material expenditures could be required for waste management and/or the construction of additional waste disposal facilities. In addition, the Company’s activities and ownership interests potentially expose the Company to liability under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and its state law equivalents. Under CERCLA and its state law equivalents, subject to certain defenses, any present or past owners or operators of a facility, and any parties that disposed or arranged for the disposal of hazardous substances at such a facility, could be held jointly and severally liable for cleanup costs and may be forced to undertake remedial cleanup actions or to pay for the cleanup efforts in response to unpermitted releases of hazardous substances. Such parties may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial. Additional regulations or requirements may also be imposed upon the Company’s operations, tailings, and waste disposal areas as well as upon mine closure under federal and state environmental laws and regulations, including, without limitation, the U.S. Clean Water Act and state law equivalents. Air emissions in the U.S. are subject to the Clean Air Act and its state equivalents as well. The Company has received notices of violation related to alleged breaches of the waste discharge permit at its Kettle River-Buckhorn site and is currently involved in a related legal action with the State of Washington and an environmental non-governmental organization. There can be no assurance that the Company will not receive further notices, fines or penalties in the future related to its waste discharge permit at Kettle River-Buckhorn. Additionally, the Company is subject to other federal and state environmental laws, and potential claims existing under common law, relating to the operation and closure of the Company’s U.S. mine sites.

Kinross is generally required to submit for government approval a reclamation plan and to pay for the reclamation of its mine sites upon the completion of mining activities. Kinross estimates the net present value of future cash outflows for reclamation and remediation costs under IFRS at $876.9 million as at December 31, 2023 based on information available as of that date. Any significant increases over the current estimates of these costs could have a material adverse effect on Kinross.

In certain jurisdictions, the Company is required, or may be required in the future, to provide financial assurances covering reclamation costs, cleanup costs or other actual or potential liabilities arising out of its activities or ownership. These costs and liabilities may be significant and may exceed the provisions the Company has made in respect of these costs and liabilities. In some jurisdictions bonds, letters of credit or other forms of financial assurance are required, or may be required in the future, as security for these costs and liabilities, such as the financial assurances required in Brazil under tailings dam legislation. The amount and nature of financial assurance is dependent upon a number of factors, including the Company’s financial condition, cost estimates and thresholds set by applicable governments or legislation. Kinross may be required to replace or supplement existing financial assurances, or source new financial assurances with more expensive forms, which might include cash deposits, which would reduce its cash available for operating, investing and financing activities. There can be no guarantee that Kinross will be able to maintain or add to its current level of financial assurance or meet the requirements set by regulatory authorities in the future. These new requirements may include, but are not limited to, financial assurances intended to cover potential environmental cleanup costs or potential liabilities associated with the Company’s mine sites, including its tailings facilities and other infrastructure. To the extent that Kinross is or becomes unable to post and maintain sufficient financial assurance covering these requirements, where required it could potentially result in closure of one or more of the Company’s operations, which could have a material adverse effect on the financial condition of the Company. In such a case Kinross would remain responsible for any reclamation costs, cleanup costs and other liabilities.

As of December 31, 2023, letters of credit totalling $440.8 million had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company’s letter of credit guarantee facility with Export Development Canada, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. In addition, at December 31, 2023, the Company had $375.1 million in surety bonds outstanding for this purpose with respect to its operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

Developments in Mauritania may have adverse effects on Kinross’ operations and development projects in Mauritania.

Kinross is subject to political, economic and security risks which, should they materialize, may adversely affect the Company’s ability to operate its Tasiast mine in Mauritania. These risks include but are not limited to the following: (1) the potential that the government may attempt to renegotiate current mining conventions, revoke existing stability provisions in those conventions or breach those conventions; (2) political instability; (3) the security situation in the country may deteriorate; (4) a lack of transparency in the operation of the government and development of new laws; (5) the potential for laws and regulations to be changed or inconsistently applied; (6) disputes under the application of the mining convention; (7) potential legal and practical difficulties with enforcement of the mining convention or relating to the definitive agreement entered into by the Company and the Government of Mauritania on July 15, 2021; (8) inconsistent interpretation and application of tax laws including potential re-assessments of historical tax filings; and (9)  the potential for the government to seek increased economic benefits from the Company’s operations. These issues include, but are not limited to, a process and timetable for payment or offset of VAT refunds owed by the government to the Company, production royalties payable by the Company, the long-term stability in the Company’s relationship with the workers’ union, the availability of duty exonerations for fuel, the application of a clear, comprehensive, legally certain and enforceable VAT exemption for the mining industry, labour force management and flexible labour practices and the timely issuance of work permits for the non-national workforce. There can be no assurance that further disputes will not arise between the parties including disputes with respect to the matters addressed by the definitive agreement, or the Company’s mining convention.

Title and access to Kinross’ properties may be uncertain and subject to risks including any rights or claims made by Indigenous groups and the assertion of such rights or claims may impact the Company’s ability to develop or operate its mining properties.

The validity of mining rights, including mining claims which constitute most of Kinross’ property holdings, may, in certain cases, be uncertain and subject to being contested. Kinross’ mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities, local communities and other third parties.

Certain of Kinross’ United States mineral rights consist of unpatented mining claims. Unpatented mining claims present unique title risks due to the rules for validity and the opportunities for third-party challenge. These claims are also subject to legal uncertainty as reflected in the action titled Earthworks, et al. vs. Department of the Interior, et al., which is pending in the Court of Appeals for the D.C. Circuit, and in which a Kinross subsidiary has intervened. In that case, appellants contend that the Bureau of Land Management (“BLM”) issued rules that unlawfully allow mining companies to permit too much acreage for millsites and further contend that the BLM must perform formal mining claim validity determinations and require payment of “fair market value” for the claims rather than annual claims maintenance payments. These rights may also be impacted by changes in applicable laws and regulations relating to mining claims in the United States.

Certain of Kinross’ mining properties are subject to various royalty and land payment agreements. Failure by Kinross to meet its payment obligations under these agreements could result in the loss of related property interests.

Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including Indigenous people. The assertion of such rights may trigger various international and national laws, codes, resolutions, conventions, guidelines, or impose obligations on governments and the Company to respect the rights of Indigenous people. These obligations may, among other things, require the government or the Company to consult, or enter into agreements, with communities near the Company’s mines, development projects or exploration activities regarding actions affecting local stakeholders, prior to granting the Company mining rights, permits, approvals or other authorizations.

Consultation and other rights of First Nations or Indigenous peoples may require accommodation including undertakings regarding employment, revenue sharing, procurement, other financial payments and other matters. This may affect the Company’s ability to acquire effective mineral title, permits or licences in these jurisdictions, including in some parts of Canada, in which title or other rights are claimed by First Nations and other Indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions.

There is an increasing level of public concern relating to the perceived effect of mining activities on Indigenous communities. The evolving expectations related to human rights, Indigenous rights and environmental protection may result in opposition to the Company’s current or future activities. Such opposition may be directed through legal or administrative proceedings, against the government and/or the Company, or expressed in manifestations such as protests, delayed or protracted consultations, blockades or other forms of public expression against the Company’s activities or against the government’s position. There can be no assurance that these relationships can be successfully managed. Intervention by the aforementioned groups may have a material adverse effect on the Company’s reputation, results of operations and financial performance.

Numerous other companies compete in the mining industry, some of which may have greater resources and technical capacity than Kinross and, as a result, Kinross may be unable to effectively compete, which could have a material adverse effect on Kinross’ future operations.

The mineral exploration and mining business is competitive in all of its phases. In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable new producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Internal controls provide no absolute assurances as to the reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement.

Kinross has invested resources to document and assess its system of internal control over financial reporting and undertakes continuous evaluation of such internal controls. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Kinross is required to satisfy the requirement of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which requires an annual assessment by management of the effectiveness of Kinross’ internal control over financial reporting and an attestation report by Kinross’ independent auditors addressing the operating effectiveness of Kinross’ internal control over financial reporting.

If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Kinross’ failure to satisfy the requirement of the Sarbanes-Oxley Act on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its consolidated financial statements, which in turn could harm Kinross’ business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross’ operating results or cause it to fail to meet its reporting obligations.

Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with Section 404 of the Sarbanes-Oxley Act.

To operate successfully, Kinross is reliant on finding and retaining qualified personnel, including key executives.

In order to operate successfully, Kinross must find and retain qualified employees. Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner. One factor that has contributed to an increased turnover rate is the aging workforce and it is expected that this factor will further increase the turnover rate in upcoming years. If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross’ operations could be adversely affected.

In addition, Kinross has a relatively small executive management team and in the event that the services of a number of these executives are no longer available, Kinross and its business could be adversely affected. Kinross does not carry key-person life insurance with respect to its executives.

To operate successfully, Kinross uses an internally generated financial forecast although this cannot account for all market risks.

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to, among other things, various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2024, sensitivity to a 10% change in the gold price is estimated to have an approximate $400 million impact on pre-tax earnings. Kinross' financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2024, sensitivity to a 10% change in the silver price is estimated to have an approximate $15 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

Kinross may require additional capital that may not be available.

The mining, processing, development, and exploration of Kinross’ properties, as well as the acquisition of gold-bearing properties, may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Kinross’ properties, or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to Kinross.

The Company’s ability to access investment grade debt markets and the related cost of debt financing is dependent upon maintaining investment grade credit ratings. The Company has investment grade credit ratings from S&P, Moody’s, and Fitch Ratings Ltd. as set out in the “Ratings” section of this AIF. There is no assurance that these credit ratings will remain in effect for any given period of time or that such ratings will not be revised or withdrawn entirely by the rating agencies. Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing.

If the Company is unable to maintain its indebtedness and financial ratios at levels acceptable to the rating agencies, or should the Company’s business prospects deteriorate, the credit ratings currently assigned to the Company by the rating agencies could be downgraded, which could adversely affect the value of the Company’s outstanding securities and existing debt, its ability to obtain new financing on favourable terms, and increase the Company’s borrowing costs.

Kinross’ level of indebtedness and an inability to satisfy repayment obligations could have a significant impact on its operations and financial performance.

Although Kinross has been successful in repaying debt historically, there can be no assurance that it can continue to do so. Kinross’ level of indebtedness could have important and potentially adverse consequences for its operations and the value of its common shares including: (a) limiting Kinross’ ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross’ growth strategy or other purposes; (b) limiting Kinross’ ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross’ vulnerability to general adverse economic and industry conditions, including increases in interest rates and reductions in the market price of gold and/or silver; (d) limiting Kinross’ ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross’ ability or increasing the costs to refinance indebtedness.

Kinross expects to obtain the funds to pay its expenditures and to pay principal and interest on its debt by utilizing cash flow from operations. Kinross’ ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic, legal and other factors. Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Kinross cannot be certain that its future cash flows from operations will be sufficient to allow it to pay principal and interest on Kinross’ debt and meet its other obligations. If cash flows from operations are insufficient or if there is a contravention of its debt covenant(s), Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable.

The operations of Kinross in various countries are subject to currency risk.

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold and silver are sold in the world market in U.S. dollars. Kinross’ costs are incurred principally in Canadian dollars, U.S. dollars, Chilean pesos, Brazilian reais and Mauritanian ouguiyas. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of production and capital expenditures in U.S. dollar terms. Kinross’ costs are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross’ cash and cash equivalents balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. While the Chilean peso and Brazilian real are currently convertible into Canadian and U.S. dollars, they may not always be convertible in the future. The Mauritanian ouguiya is convertible into Canadian and U.S. dollars, but conversion may be subject to regulatory and/or central bank approval.

The sensitivity of the Company's pre-tax earnings to changes in foreign currencies relative to the U.S. dollar is disclosed in Note 10 of the Company's financial statements for the year ended December 31, 2023.

Interest rates are subject to fluctuation risk.

Fluctuations in interest rates can affect the Company’s results of operations and cash flow. The Company’s cash and cash equivalents, as well as some of its long-term debt and credit facilities are subject to variable interest rates.

Kinross has a practice of no long-term gold hedging, although the Company may from time to time acquire gold and/or silver hedge (or derivative product) obligations through acquisitions and/or employ hedge/derivative products in respect of other commodities, interest rates and/or currencies.

The Company’s earnings can vary significantly with fluctuations in the market price of gold and silver. Kinross’ practice is not to hedge long-term metal sales’ exposures. However, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2023, there were no metal derivative financial instruments outstanding. In addition, Kinross is not subject to margin requirements on any of its hedging lines.

The business of Kinross is dependent on good labour and employment relations.

Production at Kinross’ mines is dependent upon the efforts of, and maintaining good relationships with, employees of Kinross. Relations between Kinross and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions Kinross carries on business. Adverse changes in such legislation or in the relationship between Kinross and its employees may have a material adverse effect on Kinross’ business, results of operations, and financial condition.

The results of Kinross’ operations could be adversely affected by its acquisition strategy and Kinross may not realize the anticipated benefits of recent acquisitions.

As part of Kinross’ business strategy, it has sought, and may continue to seek, to acquire new mining and development opportunities in the mining industry, along with assets to support its business operations or dispose of assets it currently owns. Any acquisition or disposition that Kinross may choose to complete which may be of a significant size, may change the scale of Kinross’ business and operations, and may expose Kinross to new geographical, political, operational, financial and geological risks. Kinross’ acquisition success depends on its ability to identify appropriate acquisition candidates, negotiate acceptable arrangements, including arrangements to finance acquisitions, and to integrate the acquired businesses and their personnel. Kinross may be unable to complete any acquisition, disposition or other business arrangement that it pursues on favourable terms. Any acquisitions, dispositions or other business arrangements completed may not ultimately benefit Kinross’ business and could impair its results of operations, profitability and financial results. Acquisitions, dispositions and other business arrangements are accompanied by risks including, without limitation: a significant change in commodity prices after Kinross has committed to complete the transaction and established the purchase price or exchange ratio; an acquired material ore body may prove to be below expectations; Kinross may have difficulty integrating and assimilating the operations, technologies and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization to support the expansion of Kinross’ operations resulting from these acquisitions; the integration of the acquired business or assets or sales process may divert management’s attention and disrupt Kinross’ ongoing business and its relationships with employees, customers, suppliers and contractors; the acquired business or assets may have unknown liabilities which may be significant; a purchaser may be unable to pay all or part of any purchase price due after closing; and Kinross may become subject to litigation, which could result in substantial costs and damages and divert management’s attention and resources. Additionally, although the Company conducts investigations in connection with acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with any such acquisitions, and the Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller or purchaser if any of the representations or warranties provided in connection with an acquisition or disposition proves to be inaccurate or if the purchaser is unable to pay all or part of the purchase price due after closing. Should these or other risks develop, Kinross may suffer significant financial losses or be required to write-down the value of the assets acquired (See Risk Factors related to impairment, below).

In addition, in the event that Kinross chooses to raise debt capital to finance any such acquisition, Kinross’ leverage will be increased. If Kinross chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, Kinross may choose to finance any such acquisition with its existing resources.

There can be no assurance that Kinross would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Kinross is subject to credit, liquidity and counterparty risks of third parties with which it contracts.

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be affected in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. For cash and cash equivalents, trade receivables and derivative contracts, the Company only transacts with highly-rated counterparties. For other receivables, a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Company monitors the financial condition of each counterparty.

Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations. To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

Kinross may be adversely affected by global financial conditions.

The volatility and challenges that global economies continue to experience affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company:

●	Volatility in commodity prices, foreign exchange rates and interest rates;
●	Tightening of credit markets;
●	Counterparty risk; and
●	Volatility in the prices of publicly traded entities.

The volatility in commodity prices, foreign exchange rates and interest rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the Risk Factors related to the gold price, foreign currency exchange risk, and interest rate fluctuations.

Although tighter credit markets could restrict the ability of certain companies to access capital, to date this has not affected the Company’s liquidity.

As at December 31, 2023, the Company had $1,557.5 million available under its credit facility arrangements. However, tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date relating to the counterparties it transacts with. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may affect the value of publicly listed companies in Kinross’ equity portfolio.

Kinross is subject to certain legal proceedings and may be subject to additional litigation in the future.

Legal proceedings may be brought against Kinross, for example, litigation based on its business activities, environmental laws, tax matters, volatility in its stock price or failure to comply with its disclosure obligations, which could have a material adverse effect on Kinross’ financial condition or prospects. Regulatory and government agencies may bring legal proceedings in connection with the enforcement of applicable laws and regulations, and as a result Kinross may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially cost and expense to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or required in order to resolve such proceedings. The Company may become party to disputes governed by the rules of international arbitration. Kinross may also be the subject of legal claims in Canada in respect of its activities in a foreign jurisdiction.

In the event of a dispute arising at Kinross’ foreign operations, Kinross may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Kinross’ inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Kinross may not be able to control the decisions and strategy of joint arrangements to which it is a party.

Certain of the operations in which Kinross has an interest are operated through joint arrangements with other mining companies and are subject to the risks normally associated with the conduct of joint arrangements. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Kinross’ profitability or the viability of its interests held through joint arrangements, which could have a material adverse impact on Kinross’ results of operations and financial condition: (a) inability to exert influence over certain strategic decisions made in respect of joint arrangement properties; (b) disagreement with partners on how to develop and operate mines efficiently; (c) inability of partners to meet their obligations to the joint arrangements or third parties; and (d) litigation between partners regarding joint arrangement matters.

Kinross may be negatively affected by market price volatility.

Kinross’ common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The price of Kinross’ common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; increased political risk or actions by governments in countries where the Company operates; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the TSX or NYSE further reducing market liquidity.

As a result of any of these factors, the market price of Kinross’ common shares at any given point in time may not accurately reflect Kinross’ long-term value. Securities class action litigation has been commenced against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Kinross may record impairment charges which may adversely affect financial results.

The carrying value of property, plant and equipment is reviewed at each reporting period end to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the cash generating unit (“CGU”) or asset’s recoverable amount is estimated. If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized to reduce the CGU or asset’s carrying value to its recoverable amount. For property, plant and equipment and other long-lived assets, a previously recognized impairment loss may be reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The recoverable amounts, or fair values, of the Company’s CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control. Kinross’ fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates.

A significant delay or disruption in sales of doré as a result of the unexpected discontinuation of services provided by refineries or a failure by refineries to meet outstanding delivery obligations could have a material adverse effect on operations.

The Company engages third-party refineries to refine doré into good delivery gold and silver bars, which are in turn sold into open markets. The refineries are located in Canada, Switzerland and the United States. The loss of any one refiner could have a material adverse effect on the Company if alternative refineries are unavailable. There can be no guarantee that alternative refineries would be available if the need for them were to arise or that it would not experience delays or disruptions in sales that would materially and adversely affect results of operations. In addition, the Company has doré inventory at refineries and could incur a loss arising from the refineries’ failure to fulfill their contractual obligations. The Company has legally binding agreements in place for such refining services and also purchases bullion insurance, but there is a risk that a refinery will not satisfy its delivery obligations. In such a case, the Company may pursue all remedies available, as appropriate, to enforce any outstanding delivery obligations. If such delivery obligations are not fulfilled by the refinery, remedied by a court in a specific performance or damages judgment or insurance proceeds are not received, the Company will incur a one-time non-cash charge related to the carrying value of the inventory.

Kinross may be negatively affected by cybersecurity incidents or other IT systems disruption as well as evolving data privacy laws and regulations.

The Company relies heavily on its information technology systems including, without limitation, its networks, equipment, hardware, software, telecommunications, and other information technology (collectively, “IT systems”), and the IT systems of its vendors and third-party service providers, to operate its business as a whole including mining operations and development projects. IT systems are subject to an increasing threat of continually evolving cybersecurity risks including, without limitation, computer viruses, security breaches, and cyberattacks. In addition, the Company is subject to the risk of unauthorized access to its IT systems or its information through fraud or other means. Kinross’ operations also depend on the timely maintenance, upgrade and replacement of its IT systems, as well as pre-emptive expenses to mitigate cybersecurity risks and other IT systems disruptions.

Although Kinross has not experienced any material losses to date relating to cybersecurity, or other IT systems disruptions, there can be no assurance that Kinross will not incur such losses in the future. Despite the Company’s mitigation efforts including implementing an IT systems security risk management framework, the risk and exposure to these threats cannot be fully mitigated because of, among other things, the evolving nature of cybersecurity threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect IT systems from cybersecurity threats remain a priority. As these threats continue to evolve, the Company, its vendors and third-party service providers, including IT service providers, may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any cybersecurity vulnerabilities. While Kinross carries cyber insurance, such insurance does not cover all the potential risks associated with such threats.

Any cybersecurity incidents or other IT systems disruption could result in production downtimes, operational delays, destruction or corruption of data, security breaches, financial losses from remedial actions, the theft or other compromising of confidential or otherwise protected information, fines and lawsuits, or damage to the Company’s reputation. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

The Company is subject to privacy and data security regulations in several of the jurisdictions that it operates in, such as Canada, Brazil, the United States and the European Union (“EU”). The Company could incur substantial costs in complying with these various national regulations as a result of having to make changes to prior business practices in a manner adverse to our business. Such developments may also require the Company to make system changes and develop new processes, further affecting our compliance costs. In addition, violations of privacy-related regulations can result in significant penalties and reputational harm, which in turn could adversely impact the Company’s business and results of operations.

Changes in climate conditions and regulatory regime could adversely affect our business and operations.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Future changes in legislation and regulation will likely increase the Company’s compliance costs and may have an adverse effect on the Company’s reputation if it is unsuccessful in complying with such requirements.

In addition, the physical risks of climate change may also have an adverse effect at some of Kinross’ operations. These may include extreme weather events, changes in rainfall patterns, water shortages, and changing temperatures. These physical impacts could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities. These effects may adversely impact the cost, production and financial performance of the Company’s operations.

Operations at Paracatu are dependent on rainfall and river water capture as the primary source of process water, which is then complemented by groundwater from boreholes. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants. Similarly, surface runoff and rain water and water captured from the river is stored in the tailings impoundment, which constitutes the main water reservoir for the process plants. The objective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season.

Accordingly, prolonged periods without adequate rainfall may adversely impact the Company’s operations. As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross’ financial performance, liquidity and results of operations.

Excessive rainfall, snowfall, flooding or extreme weather events caused by increased variation in weather patterns, may also adversely affect operations. Excess rainfall can result in operational difficulties including geotechnical instability, increased dewatering demands, and additional water management requirements. Extended periods of above average rainfall at a site may result in increased costs or production disruptions that could have a material effect on Kinross’ financial performance, liquidity and results of operations.

We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Kinross may be negatively affected by an outbreak of infectious disease or pandemic.

An outbreak of infectious disease, pandemic or a similar public health threat, such as the COVID-19 pandemic, and the response thereto, could adversely impact the Company, both operationally and financially. The extent to which COVID-19 and any other pandemic or public health crisis impacts our business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of and the actions required to manage COVID-19 or remedy its impact, among others.

Brazilian Power Plants

The ownership and operation of our Brazilian power plants carry an inherent risk of liability related to public safety, health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We may also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could impact the operation of the power plants and result in additional expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations.

Illegal Mining

Illegal mining activities occur near, and occasionally on some of the Company’s properties in Africa and Brazil. Illegal mining is associated with a number of negative impacts, including environmental degradation, human rights abuse, child labour and funding of conflict. In addition, substantial illegal mining activities on the Company’s properties or properties that the Company may seek to acquire in the future may deplete mineral reserves or mineral resources and the economic benefits of those properties. It is difficult for the Company to control illegal mining activities on and around its properties. The Company relies on government support and enforcement to manage illegal mining activities near its operations; however, enforcement is often lacking or inconsistent.

DIVIDEND PAYMENTS AND DIVIDEND POLICY

In 2021, Kinross paid an aggregate cash dividend of $0.12 per common share: $0.03 in mid-March, $0.03 in mid-June, $0.03 in early-September and $0.03 in mid-December.

In 2022, Kinross paid an aggregate cash dividend of $0.12 per common share: $0.03 in mid-March, $0.03 in mid-June, $0.03 in early-September and $0.03 in mid-December.

In 2023, Kinross paid an aggregate cash dividend of $0.12 per common share: $0.03 in late-March, $0.03 in mid-June, $0.03 in early-September and $0.03 in mid-December. On February 14, 2024, the Company declared a quarterly dividend of $0.03 per common share, which was paid on March 21, 2024.

Although the Company expects to continue paying a cash dividend, Kinross is under no obligation to declare or pay dividends on its common shares. Payment of any future dividends will be at the discretion of Kinross’ Board of Directors, after taking into account many factors, including Kinross’ operating results, financial condition, and current and anticipated cash requirements. Further, pursuant to Kinross’ syndicated credit facilities, Kinross may be required to obtain consent from the lenders prior to declaring any common share dividend.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and filings and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company’s interpretation of the country’s tax rules.

Regulatory Actions

Maricunga

In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). On November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. The cases before the Tribunal are currently stayed pending ongoing settlement discussions.

Kettle River – Buckhorn

Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed Buckhorn Mine’s National Pollution Discharge Elimination System Permit

(the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted.

On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and the WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of Voluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown’s satisfaction of the AO.

On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with the WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, the WDOE may issue an AO or other directives to the Company.

Beginning in April 2018, the WDOE has issued a NOV to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture zone as required under the Permit. The most recent NOV, dated May 10, 2021, asserted 133 alleged violations had occurred in the first quarter of 2021. The NOVs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports have been timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOVs are not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2020, the Okanogan Highlands Alliance (“OHA”) filed a citizen’s suit against Crown and Kinross Gold U.S.A., Inc. (“KGUSA”) under the Clean Water Act (“CWA”) for alleged failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. Crown filed a counterclaim seeking an accounting of how OHA spent funds paid out under a prior settlement. OHA succeeded in obtaining a dismissal of this claim. Crown refiled the claim in state court where proceedings have been stayed by mutual agreement of the parties. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated. On June 16, 2021, the Court granted the plaintiffs’ motion for partial summary judgment as to certain of Crown and KGUSA’s defenses. On July 9, 2021, Crown and KGUSA filed a motion for certification of this ruling for immediate appeal, which motion was denied on November 30, 2021. On October 18, 2022, the Court granted a stipulated motion finding Crown liable under the CWA for certain exceedances of the Permit. The Order provides that Crown maintains its right to appeal the Court’s June 16, 2021 order and to contest penalties for these Permit exceedances. On April 19, 2023, the Court stayed the action pending further order of the Court to enable the parties to pursue settlement through a court-ordered mediation which process is underway and continuing.

Kinross Brasil Mineração S.A.

On February 27, 2023, the State Public Attorney (“SPA”) in Brazil filed a civil action against KBM seeking, among other things, to compel KBM to cease depositing mine tailings into its two onsite tailings facilities (“TSFs”), decommission the TSFs and to obtain 100 million Brazilian Reals (approximately $20.0 million) from KBM to ensure money is available to address the requested relief. The SPA sought an immediate injunction to obtain this relief, which was denied by the Lower Court. In its ruling, the Lower Court found that the TSFs are properly permitted, regularly monitored and inspected, and that the SPA produced no evidence, technical or otherwise, that the TSFs are unsafe. The Lower Court further noted that a generalized concern about the size of the TSFs does not provide a legal basis for the relief sought. On March 17, 2023, the SPA filed an interlocutory appeal before the Appellate Court of the State of Minas Gerais challenging the Lower Court’s Decision. The interlocutory appeal was denied by the Appellate Court on March 27, 2023. The case remains pending before the Lower Court, but all proceedings have been stayed at the request of the parties to allow them to discuss potential resolution of the matter. If the case is not resolved amicably, KBM intends to continue its vigorous defense against the SPA’s claims.

Manh Choh Ore Haul Proceedings

Kinross Gold Corporation is the beneficial owner of KG Mining (Alaska), Inc. (“KG Mining”). KG Mining is a 70% owner and managing member of Peak Gold, LLC (“Peak Gold”), which operates the Manh Choh mine near Tok, Alaska. Ore from the mine is to be trucked to Fort Knox for processing on public roadways in newly purchased state-of-the-art trucks carrying legal loads. Certain owners of vacation homes along the ore haul route and others claiming potential impact have organized a group to oppose the ore haul plan and disrupt the project. These efforts have included administrative appeals of certain state mine permits unrelated to ore haul. To date, those appeals have been unsuccessful. On October 20, 2023, the Committee for Safe Communities, an Alaskan non-profit corporation inclusive of this same group of objectors and formed for the purpose of opposing the project, filed suit in the Superior Court in Fairbanks, Alaska against the State of Alaska Department of Transportation and Public Facilities (“DOT”). The Complaint seeks injunctive relief against the DOT with respect to its oversight of Peak Gold’s ore haul plan. The Complaint alleges that the DOT has approved a haul route and trucking plan that violates DOT regulations, DOT’s actions have created an unreasonable risk to public safety constituting an attractive public nuisance, and DOT has aided and abetted the offense of negligent driving. On November 2, 2023, the plaintiff filed a motion for a preliminary injunction against the DOT and is seeking expedited consideration of its motion. If granted, the motion could impact Peak Gold’s ore haul plans. On November 9, 2023, the Court denied the plaintiff’s motion for expedited consideration. On November 15, 2023, the Court granted Peak Gold, LLC’s motion to intervene. The plaintiff’s motion for a preliminary injunction is fully briefed and awaiting decision by the Court. On December 15, 2023, the plaintiff filed a motion for a hearing on its motion for preliminary injunction, which has been fully briefed, and is awaiting decision by the Court. On January 15, 2024, Peak Gold and DOT jointly moved for judgment on the pleadings and to stay all discovery, which motions remain pending.

DESCRIPTION OF CAPITAL STRUCTURE

KINROSS COMMON SHARES

Kinross has an unlimited number of common shares authorized and 1,228,982,701 common shares issued and outstanding as of March 25, 2024. There are no limitations contained in the articles or bylaws of Kinross on the ability of a person who is not a Canadian resident to hold Kinross common shares or exercise the voting rights associated with Kinross common shares. A summary of the rights of the Kinross common shares is set forth below.

As set out in the Three-Year History section of this AIF, pursuant to the Arrangement with Great Bear, Kinross issued 59,327,318 contingent value rights (each, a “CVR”) to Great Bear shareholders. The CVRs are subject to a ten year term and will be exchanged for 0.1330 of a Kinross common share and will be payable in connection with Kinross’ public announcement of commercial production at the Great Bear project, provided that at least 8.5 million gold ounces of mineral reserves and measured and indicated mineral resources are disclosed. The CVRs are not entitled to any voting or dividend rights and the CVRs do not represent any equity or ownership interest in Kinross or any of its affiliates.

Dividends

Holders of Kinross common shares are entitled to receive dividends when, as and if declared by the Board of Directors of Kinross out of funds legally available.

Liquidation

In the event of the dissolution, liquidation, or winding up of Kinross, holders of Kinross common shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Kinross’ indebtedness, and the payment of the aggregate liquidation preference of the Kinross preferred shares, and any other preferred shares then outstanding.

Voting

Holders of Kinross common shares are entitled to one vote for each share on all matters voted on by shareholders, including the election of directors.

MARKET PRICE FOR KINROSS SECURITIES

In Canada, the Kinross common shares trade on the TSX under the symbol “K.” In the United States, the Kinross common shares trade on the NYSE under the symbol “KGC.” The Kinross common shares began trading on the NYSE on February 3, 2003. The following table sets forth, for the periods indicated, the high and low sales prices of the Kinross common shares traded on all Canadian exchanges, including primarily the TSX, as well as all United States’ exchanges, including primarily the NYSE, and their respective trading volumes.11

	Kinross Common Shares on the TSX and			Kinross Common Shares on the NYSE and
	other Canadian exchanges			other United States’ exchanges
			Trading
			Volume			Trading
			(in millions			Volume
	High	Low	of shares)	High	Low	(in millions of shares)
	(CAD Dollars)	(CAD Dollars)		(U.S. Dollars)	(U.S. Dollars)
Fiscal Year Ended December 31, 2023
January	6.54	5.48	115.9	4.90	4.15	307.5
February	6.37	4.87	134.5	4.80	3.57	274.9
March	6.48	4.71	189.7	4.79	3.40	376.4
April	7.16	6.28	111.2	5.36	4.66	258.0
May	7.47	6.29	122.9	5.57	4.62	270.0
June	6.66	6.00	110.0	4.99	4.54	230.8
July	6.90	6.06	73.9	5.23	4.54	159.6
August	7.03	6.05	102.2	5.19	4.54	217.0
September	7.11	6.10	89.0	5.30	4.50	212.7
October	7.54	5.91	101.0	5.50	4.32	298.8
November	8.00	7.05	110.5	5.90	5.12	266.6
December	8.39	7.58	110.9	6.34	5.58	290.4

	Kinross Common Shares on the TSX and			Kinross Common Shares on the NYSE and
	other Canadian exchanges			other United States’ exchanges

			Trading			Trading
			Volume			Volume
	High	Low	(in millions	High	Low	(in millions
	(CAD Dollars)	(CAD Dollars)	of shares)	(U.S. Dollars)	(U.S. Dollars)	of shares)
Fiscal Year Ended December 31, 2022
January	7.48	6.58	161.4	6.00	5.15	356.7
February	7.61	6.32	218.0	5.99	5.00	453.9
March	7.49	6.35	254.1	5.99	5.03	522.8
April	7.99	6.44	156.2	6.34	5.01	387.4
May	6.66	5.09	150.9	5.21	3.92	402.9
June	5.94	4.57	150.1	4.73	3.55	542.6
July	4.78	3.92	156.8	3.73	3.00	423.5
August	4.77	4.21	124.6	3.69	3.27	367.1
September	5.3	4.07	136.2	3.85	3.09	370.8
October	5.53	4.55	117.3	4.07	3.30	352.2
November	5.96	4.63	165.0	4.46	3.37	425.0
December	6.07	5.48	133.1	4.49	4.02	289.1

11 Figures sourced from Bloomberg, QuoteStream Pro and S&P Capital IQ Pro.

RATINGS

The following table sets out the investment grade credit ratings of Kinross’ corporate debt by each of the three major rating agencies, as well as outlooks, indicated as at March 27, 2024:

Standard &
	Poor’s Rating	Moody’s	Fitch Ratings
	Services	Investors Service	Ltd.
US$ 1 billion term loan due 2025	Not rated	Not rated	BBB (Stable)
US$ 500 million, 4.500% notes due 2027	BBB- (Negative)	Baa3 (Stable)	BBB (Stable)
US$ 500 million, 6.250% notes due 2033	BBB- (Negative)	Baa3 (Stable)	BBB (Stable)
US$ 250 million, 6.875% notes due 2041	BBB- (Negative)	Baa3 (Stable)	BBB (Stable)

Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The BBB rating category is the fourth highest of the ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. S&P assesses the potential direction of a credit rating over two years, and assigns an outlook of “positive,” “negative,” “stable,” or “developing.” S&P assigns a positive or negative outlook generally when there is a one-in-three likelihood, as a broad guideline, of a rating change in the next two years.  However, a rating outlook does not mean that a rating change is inevitable.

Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. The Baa rating category is the fourth highest of nine major categories. For ratings of Aa through Caa, Moody’s may apply numerical modifiers of 1, 2 or 3 in each generic rating classification to indicate relatively higher, middle or lower ranking. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium-term. Ratings outlooks fall into four categories: positive, negative, stable, and developing. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term. The time between the assignment of a new rating outlook and a subsequent rating action has historically varied widely.

Fitch Ratings Ltd. credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. The BBB rating category is the fourth highest of the major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. According to Fitch Ratings Ltd.’s system, BBB ratings indicate good credit quality and that the expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. An outlook indicates the direction a rating is likely to move over a one- to two-year period. They reflect financial or other trends that have not yet reached the level that would cause a rating action, but which may do so if such trends continue. Positive or negative rating outlooks do not imply that a rating change is inevitable and, similarly, ratings with stable outlooks can be raised or lowered without a prior revision to the outlook.

A definition and description of the categories of the credit ratings described above which have been assigned to the Company’s debt are publicly available from the website of each of the individual rating agencies.

Kinross understands that the ratings are based on, among other things, information furnished to the above rating agencies by Kinross and information obtained by the rating agencies from publicly available sources. The credit ratings given to Kinross’ debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings accorded to Kinross’ debt instruments may not reflect the potential impact of all risks on the value of such instruments, including risks related to market or other factors discussed in this AIF (See “Risk Factors”, above).

DIRECTORS AND OFFICERS

DIRECTORS

Set forth below is information regarding the directors of Kinross as of March 27, 2024. The present term of each director will expire at the next annual meeting of shareholders or upon such director’s successor being elected or appointed.

Name and Place of Residence	Principal Occupation	Director Since	Current Committees[12]
Ian Atkinson The Woodlands, Texas United States	Corporate Director	February 10, 2016	CR, H

Kerry D. Dyte Calgary, Alberta Canada	Corporate Director	November 8, 2017	A, CGN

Glenn A. Ives Vancouver, British Columbia Canada	Corporate Director	May 6, 2020	A, H

Ave G. Lethbridge Toronto, Ontario Canada	Corporate Director	May 6, 2015	CGN, H

Michael A. Lewis Bethesda, Maryland. United States	Corporate Director	May 10, 2023	CGN, CR

Elizabeth D. McGregor Vancouver, British Columbia Canada	Corporate Director	November 6, 2019	A, CR

Catherine McLeod-Seltzer Vancouver, British Columbia Canada	Non-Executive Chairman and Director, Bear Creek Mining	October 26, 2005	H

Kelly J. Osborne Horseshoe Bay, Texas United States	Corporate Director	May 6, 2015	CGN, CR

George N. Paspalas Vancouver, British Columbia Canada	President and Chief Executive Officer, MAG Silver Corp.	January 1, 2024	CR

David A. Scott Toronto, Ontario Canada	Corporate Director	May 8, 2019	A, CR

J. Paul Rollinson Toronto, Ontario Canada	Chief Executive Officer of Kinross	August 1, 2012	None

12 Committees: A-Audit and Risk, CGN-Corporate Governance and Nominating, CR-Corporate Responsibility and Technical, H-Human Resources and Compensation

Each of the directors has held the principal occupation set forth opposite his or her name, or other executive offices with the same firm or its affiliates, for the past five years, with the exception of Mr. Glenn A. Ives, Ms. Ave G. Lethbridge, Mr. Michael A. Lewis Mr. Kelly J. Osborne and Mr. David A. Scott.

Below is a biography of each of the directors of Kinross:

Ian Atkinson

Mr. Atkinson is a corporate director and was most recently the President & Chief Executive Officer and a Director of Centerra Gold Inc., a gold mining company, a position he held from May 2012 until his retirement at the end of 2015. Prior to that, he was Senior Vice President, Global Exploration from July 2010 to April 2012 and Vice President, Exploration from October 2005 to June 2010 of Centerra Gold Inc. From September 2004 to October 2005, he was Vice President, Exploration & Strategy of Hecla Mining Company, an international gold and silver mining company in Idaho, USA. During the years 2001-2004, he was an independent management consultant based out of Houston, Texas, USA. From July 1996 to June 1999 he was Senior Vice President, Exploration and from June 1999 to January 2001 he held the position of Senior Vice President, Operations & Exploration with Battle Mountain Gold Company in Houston, Texas, USA. He was Senior Vice President with Hemlo Gold Mines, Inc., Toronto, from September 1991 to July 1996. From 1973 to 1991, he held various progressive leadership positions with mining companies in the United States and Canada.

Mr. Atkinson served on the board of the Prospectors and Developers Association of Canada and the World Gold Council. He was President of the Porcupine Prospectors and Developers Association. Mr. Atkinson holds a Bachelor of Science in Geology and a Master of Science in Geophysics from the University of London, England and a Diploma in surveying from the Imperial College, London, England.

Kerry D. Dyte

Mr. Dyte is a corporate director and was most recently Executive Transition Advisor at Cenovus Energy Inc. (“Cenovus”), an integrated Canadian oil company headquartered in Calgary, a position he held from December 2015 until his retirement in March 2016. Prior to that, he was the Executive Vice-President, General Counsel and Corporate Secretary at Cenovus from December 2009 to December 2015. From December 2002 to December 2009 he was the Vice-President, General Counsel and Corporate Secretary of EnCana Corporation (“EnCana”), a leading North American energy producer. Prior to that, he held the position of Assistant General Counsel and Corporate Secretary from April 2002 to December 2002 at EnCana. From June 2001 to April 2002, he held the position of Assistant General Counsel at Alberta Energy Company Ltd., prior to its merger with PanCanadian Energy Corporation to form EnCana. He was the Treasurer of Mobil Oil Canada Ltd. from August 1997 to December 2000. From March 1991 to August 1997 he was the Senior Counsel and Assistant Corporate Secretary of Mobil Oil Canada Ltd. In 1996 he was also posted to Mobil Oil Australia where he was Senior Counsel.

Mr. Dyte served on the Financial Review Advisory Committee of the Alberta Securities Commission from 2010 to 2015. He was the president (2013 to 2014) and member of the executive committee (2004 to 2008; 2011 to 2015) of the Association of Canadian General Counsels. In November 2019, Mr. Dyte became a director of Hull Child and Family Foundation, a charity providing funding to Hull Services, a not for profit organization that provides integrated behavioural and mental health services for children and families.

Mr. Dyte holds a Bachelor of Law degree from the University of Alberta, Canada. He has also completed the Directors Education Program from the Institute of Corporate Directors, Calgary and currently holds the ICD.D designation.

Glenn A. Ives

Mr. Ives is a corporate director and has held various leadership positions with Deloitte Canada (“Deloitte”) including an audit specialist in the mining sector during his tenure with them from 1999 to 2020. He served as Deloitte’s mining leader for North and South America from 2007 to March 2020. He was Executive-Chair from 2010 to 2018 and Vice-Chair from 2006 to 2010. He served as an Audit Partner from 1999 to 2010. Prior to joining Deloitte, from 1993 to 1999, Mr. Ives was Chief Financial Officer and Director of Vengold Inc; from 1988 to 1993 he was with TVX Gold Inc. as Vice-President of Finance. Mr. Ives also served as a Director of Lihir Gold Inc. from 1997 to 1999. Mr. Ives was an audit manager with Coopers & Lybrand from 1985 to 1988.

Mr. Ives is currently the Chair of the St. Paul’s Hospital Foundation (Vancouver) and the Chair of University of Waterloo’s School of Accounting and Finance Advisory Board. Mr. Ives is also a Board member, Treasurer and Finance Committee Chair with

West Vancouver United Church and serves as a Board member for Bard on the Beach and ReGen Recovery Inc.. He also served as a Board member on the Princess Margaret Cancer Foundation from 2010 to 2019 (Chair from 2016 to 2018).

Mr. Ives holds a Bachelor of Mathematics (Honours) from the University of Waterloo and is a Fellow of the Chartered Professional Accountants of British Columbia and a member of Chartered Professional Accountants of Ontario.

Ave G. Lethbridge

Ms. Lethbridge is a corporate director and former executive with over 30 years of human resources experience in the energy, utility and telecom industry and over 19 years as a senior executive officer for Toronto Hydro Corporation, most recently as Executive Vice-President and Chief Human Resources and Safety Officer from 2013 to December 2021. Ms. Lethbridge has held key leadership positions with Toronto Hydro, including in areas encompassing human resources strategy, labour relations, environment, health and safety, business continuity and pandemic incident command, corporate social responsibility, sustainability (ESG), climate change strategy targets, mergers and restructuring, succession, enterprise risk, security & crisis management, regulatory compliance, strategy, technology change and innovation, government relations, and corporate governance.

Ms. Lethbridge serves as an independent director for Algoma Steel Inc. and is a member of the Human Resources and Compensation Committee and the Operations and Capital Projects Committee. She holds a Master of Science degree in Organizational Development from Pepperdine University with international consulting experience in the U.S., China and Mexico. She has completed the Directors’ Education Program from the Institute of Corporate Directors at the University of Toronto’s Rotman School of Management and currently holds the ICD.D designation. She is a Certified Human Resource Executive (CHRE) and holds a Climate & Biodiversity Certificate and Designation (CCB.D) from Competent Boards. In 2021, she was the recipient of the Lifetime Achievement award (2021 OEA Energy Awards) from the Ontario Energy Association.

Michael A. Lewis

Mr. Lewis is a corporate director with over 35 years of experience in electric utility operations. He was most recently Senior Vice President, Electric Operations and Interim President of Pacific Gas and Electric Company (“PG&E”), an American electric utility company, a position he held since July 2020 until his retirement in December 2020. From 2018 to 2020 he served as PG&E’s Vice President of Electric Distribution and Senior Vice President of Electric Operations. Prior to joining PG&E, from 1986 to 2018, Mr. Lewis held various senior leadership positions with Duke Energy Corporation (“Duke Energy”) and its predecessors. He started his career in 1986 with Florida Power, working in the field as an electrical engineer, and progressing steadily through the ranks to hold various supervisory and managerial positions until 2000. From 2000 to 2008, he was Vice President at Florida Power and Progress Energy, overseeing a range of functional responsibilities. Between 2008 and 2018, he held the position of Senior Vice President at both Progress Energy and Duke Energy.

Mr. Lewis currently serves on the board of Osmose Utilities Services Company and is a member of its audit committee. He has previously held volunteer positions with or served as a member of the boards of The United Way of Central Carolinas, the Florida International Museum, the California Governor’s Earthquake Advisory Commission and the Bay Area Chapter of the American Red Cross.

Mr. Lewis holds a Bachelor of Science Degree in Electrical Engineering from the University of Florida and an MBA from Nova Southeastern University. He has also attended the Advanced Management Program at Duke University and an Executive Management Program at The Wharton School, University of Pennsylvania.

Elizabeth D. McGregor

Ms. McGregor is a corporate director and was most recently the Executive Vice-President and Chief Financial Officer of Tahoe Resources Inc., a position she held from August 2016 until her retirement in February 2019. Prior to that, she held the position of Vice-President and Treasurer from October 2013 to August 2016. From April 2007 to October 2013, Ms. McGregor held progressively senior positions in Goldcorp Inc.; from April 2007 to December 2008 as Director of Risk, and from January 2009 to October 2010 as Administration Manager at the Peñasquito mine providing financial and management oversight to the $1.6 billion construction project in Mexico. From November 2010 to October 2013, as Director, Project Finance and Cost Control, she provided financial oversight for construction projects totaling $7 billion. Ms. McGregor started her career as an Audit Manager with KPMG LLP from 2001 to 2006.

Ms. McGregor holds a Bachelor of Arts (Honours) degree in Sociology from Queen’s University in Kingston, Ontario and is a Canadian Chartered Professional Accountant (CPA, CA).

Catherine McLeod-Seltzer

Ms. McLeod-Seltzer is a corporate director and a recognized leader in the minerals industry for her ability to create growth-focused companies that generate significant shareholder value. She was appointed the Independent Chair of the company effective January 1, 2019 having served as a director since 2005. She has been the Non-Executive Chair, founder and a director of Bear Creek Mining, a silver mining company, since 2003 and from 1997 through 2013 was the Non-Executive/Independent Chair and a director of Pacific Rim Mining Corp. From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-1992). She has a Bachelor’s degree in Business Administration from Trinity Western University.

Kelly J. Osborne

Mr. Osborne is a corporate director and was most recently, until his retirement in June 2022, the Chief Executive Officer of Twin Metals Minnesota, a wholly-owned subsidiary of Antofagasta plc. Previously, he was the President and Chief Executive Officer and a Director of Duluth Metals where he also held the position of Chief Operating Officer from July 2012 to April 2014 and the position of Chief Executive Officer of Twin Metal Minnesota, a wholly owned subsidiary of Duluth Metals, from July 2014 to January 2015. From 2004 to 2012, he held various progressive leadership positions with Freeport McMoRan Copper & Gold, Indonesia, starting as Manager, Underground Development, from 2004 to 2006; Vice President, Underground Operations, from 2006 to 2010 and finally as Senior Vice President, Underground Mines, from 2010 to 2012. From October 2002 to August 2004, he served as the area manager for Vulcan Materials Company, a leading producer of construction materials in the United States.

From 1998 to 2002, he was a Mine Superintendent with Stillwater Mining Company. From 1992 to 1998, he was Plant Manager with J.M. Huber Corporation, a Texas based multinational supplier of engineered materials. From 1984 to 1992, he was with Homestake Mining Company (“Homestake”) which later merged into Barrick Gold Corporation in 2002. At Homestake, he started as a Corporate Management Trainee, a position he held from 1984 to 1986, he progressed to the position of a Mine Planning Engineer, a position he held from 1986 to 1988 and was a Mine Captain from 1988 to 1992.

Mr. Osborne holds a Bachelor of Science Degree in Mine Engineering from the University of Arizona, Tucson, Arizona.

George N. Paspalas

Mr. Paspalas is a corporate director and is currently the President & Chief Executive Officer and a board director of MAG Silver Corp., a Canadian silver producer and exploration company, a position he has held from October 2013. From August 2011 to June 2013, he was the President & Chief Executive Officer and a board director of Aurizon Mine Ltd., a Canadian gold mining company. Between June 2007 and December 2011, he held the position of Senior Vice President, Operations & Chief Operating Officer at Silver Standard Resources Inc. (now SSR Mining Inc.), a Canadian gold and silver mining company. For a brief period in 2007, he also held the position of President & Chief Operating Officer at Sargold Resources Corp. From 1988 to 2006, he held various progressive leadership positions with Placer Dome Inc., finally holding the position of Senior Vice President, Projects and Technical Development from October 2004 to April 2006. Between 1985 and 1988, Mr. Paspalas worked as a Production Engineer at Worsley Alumina, a bauxite mining company based at Western Australia.

Mr. Paspalas has also served on the boards of Pretivm Resources Inc. from 2013 to 2022 and Sardinia Gold Mining SpA (a private company) from 2006 to 2007.

Mr. Paspalas has a Bachelor of Engineering (Hons) from the University of New South Wales and has completed the Advanced Management Program from INSEAD.

David A. Scott

Mr. Scott is a corporate director and was most recently the lead director on the Board of Maverix Metals Inc., until its acquisition by Triple Flag Precious Metals Corp. in January 2023. Previously, he was Vice-Chairman and Managing Director, Mining Global Investment Banking at CIBC Capital Markets, until his retirement in May 2019. Mr. Scott joined CIBC in 1999 and held progressively senior positions leading to his role as Vice-Chairman. During his 20 year career with CIBC, Mr. Scott played an active role in the majority of significant mining related mergers and acquisitions and equity financing transactions completed in Canada. Prior to joining CIBC, Mr. Scott was Managing Director of the Global Mining Group at RBC Dominion Securities Inc. from 1996 to 1999, Managing Director and Head of the Mining Group at Richardson Greenshields of Canada Ltd. from 1992 to 1996, held progressive positions ending with Head of the Mining Group at Levesque Beaubien Geoffrion Inc. and prior to that, worked as a geologist with the Noranda Group.

Mr. Scott was a member of the Mining Association of Canada’s Task Force on Sustainable Mining, helped to develop the CIM Valuation Standards for mineral properties, was a former multi-term director of the Prospectors and Developers Association of Canada and assisted with the development of the world’s first Mining MBA Program at the Schulich School of Business. Mr. Scott holds a Bachelor of Applied Science in Geology from the University of Western Ontario.

J. Paul Rollinson

Mr. Rollinson was appointed to the Kinross board and as Chief Executive Officer on August 1, 2012. He was appointed Executive Vice-President, Corporate Development in September 2009 after having joined Kinross as Executive Vice-President, New Investments, in September 2008.

Prior to joining Kinross, Mr. Rollinson had a long career in investment banking spanning 17 years. From June 2001 to September 2008, he worked at Scotia Capital (Scotia) where his final position was Deputy Head of Investment Banking. During his time with Scotia, he was responsible for the mining, power/utilities, forestry and industrial sectors. From April 1998 to June 2001 he worked for Deutsche Bank AG, where his final position was Managing Director/Head of Americas for the mining group, and before that, from 1994 to April 1998 he was a senior member of the mining team at BMO Nesbitt Burns. Mr. Rollinson has an Honours Bachelor of Science Degree in Geology from Laurentian University and a Master of Engineering in Mining from McGill University.

CORPORATE GOVERNANCE

The corporate governance practices established by Kinross’ Board of Directors are described in Kinross’ latest management information circular for its annual meeting of shareholders available at www.sedarplus.ca. Details of Kinross’ corporate governance practices compared to the corporate governance listing standards of the New York Stock Exchange are available for review on Kinross’ website at www.kinross.com under the corporate governance section of the website.

OFFICERS

The following table sets forth the names of each of the executive and certain other officers of Kinross and all offices held by each of them as of March 27, 2024.

Name	Office Held
William D. Dunford Toronto, Ontario, Canada	Senior Vice-President, Technical Services

Andrea S. Freeborough Toronto, Ontario, Canada	Executive Vice-President and Chief Financial Officer

Geoffrey P. Gold Toronto, Ontario, Canada	President

Kathleen Grandy Toronto, Ontario, Canada	Senior Vice-President, Human Resources

Catherine McLeod-Seltzer Vancouver, British Columbia Canada	Independent Chair

J. Paul Rollinson Toronto, Ontario, Canada	Chief Executive Officer

Claude Schimper Sudbury, Ontario, Canada	Executive Vice-President and Chief Operating Officer

The following sets forth biographical information for each of the above officers of Kinross who is not also a director of Kinross:

William D. Dunford was appointed to the role of Senior Vice-President, Technical Services in September of 2023. William joined Kinross more than 16 years ago, and has held increasingly senior technical and operational roles, including as the Vice-President and General Manager of Kupol prior to its sale in 2022 and most recently as Vice-President, Mining Operations, overseeing Kinross’ Corporate Mine Planning, Geotechnical, Strategic Business Planning, Maintenance, Continuous Improvement and Business Performance Management functions. William was also previously a member of Kinross’ Corporate Development team, and has experience in Capital Markets where he held the position Director, Global Mining Investment Banking at CIBC. William holds a Bachelor of Science in Mining Engineering and a Bachelor of Arts in Economics both from Queens University.

Andrea S. Freeborough was appointed to the role of Chief Financial Officer on May 1, 2019. Andrea first joined Kinross in 2009 as Vice-President, Corporate Controller. In 2013, she took on additional responsibility as Vice-President, Finance and in 2017, she took on the role of Vice-President, Investor Relations and Corporate Development. From 1998 to 2009, she was at KPMG in increasingly senior roles, including Associate Partner, working at the firm’s Toronto, London (UK) and New Jersey/New York offices. Andrea is a Chartered Professional Accountant, Chartered Accountant and has a Bachelor of Business Administration from Wilfrid Laurier University.

Geoffrey P. Gold was appointed to the role of President in March of 2024. Geoff first joined Kinross as Senior Vice-President and Chief Legal Officer in May of 2006. In March of 2008, he was appointed Executive Vice-President and Chief Legal Officer. In August of 2012 he was appointed Executive Vice-President, Corporate Development and from October 2013 to April 2015, he assumed the role of Executive Vice-President, Human Resources. On January 1, 2016, he was appointed Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer. Geoff has more than 30 years of experience in the mining industry, and prior to joining Kinross, he served as Vice-President, Assistant Secretary and Associate General Counsel for Placer Dome from 2001 to 2006 and held various other legal positions with Placer Dome from 1994 to 2001. Geoff holds a Bachelor of Laws and Bachelor of Commerce (with Honours) from the University of British Columbia and was called to the Bar in 1990. He also served five years in private practice with the Vancouver law firm of Bull, Housser and Tupper.

Kathleen Grandy was appointed to the role of Senior Vice-President, Human Resources in April of 2021. Kathleen joined Kinross in January of 2008 and for 12 years held progressively more senior roles within the Legal department, and was most recently Vice-President, Legal, Compliance & Corporate Secretary, before transitioning into the Human Resources department as Vice President, Human Resources in March of 2020. Prior to joining Kinross, Kathleen practiced corporate and securities law at Davies Ward Phillips & Vineberg LLP. Kathleen holds a Bachelor of Science in Psychology and a Juris Doctor, both from the University of Toronto.

Catherine McLeod-Seltzer see biographical information on page 75.

J. Paul Rollinson see biographical information on page 77.

Claude Schimper was appointed to the role of Executive Vice-President and Chief Operating Officer in July of 2022. Claude first joined Kinross in April of 2010 as Vice-President and General Manager, Kupol. In July 2014 he was promoted to Regional Vice-President, Russia, providing oversight and leadership to our offices, mines and projects in Russia. In May 2019, his title was changed to Senior Vice-President Operations, Russia. Claude was also appointed to the Leadership Advisory Team in 2019. In October 2021, Claude was appointed to the senior leadership team in the newly created role of Executive Vice-President, Russia and West Africa Operations, reporting directly to the President and CEO. Claude holds a South African National Higher Diploma in Metalliferous Mining from the Technikon Witwatersrand in Johannesburg, South Africa.

As at March 25, 2024, the directors and executive officers of Kinross, as a group, owned, directly or indirectly, or exercised control or direction over 5,024,429 common shares of Kinross, representing less than one percent of the total number of common shares outstanding before giving effect to the exercise of options or other convertible securities held by such directors and officers. The statement as to the number of common shares beneficially owned directly or indirectly or over which control or direction is exercised by the directors and officers of Kinross, as a group, is based upon information provided by the directors and officers.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of Kinross or a shareholder holding a sufficient number of securities to affect materially the control of Kinross is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Kinross) that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of Kinross or a shareholder holding a sufficient number of securities of Kinross to affect materially the control of Kinross has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

CONFLICT OF INTEREST

To the best of Kinross’ knowledge, and other than as disclosed in this AIF, in the notes to Kinross’ consolidated financial statements and its MD&A, there are no known existing or potential conflicts of interest between Kinross and any director or officer of Kinross, except as disclosed below and that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Kinross and their duties as a director or officer of such other companies.

The directors and officers of Kinross are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and Kinross will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the OBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this AIF, the notes to the Company’s consolidated financial statements and its MD&A, since January 1, 2013, no director, executive officer or 10% shareholder of Kinross or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Kinross’ common shares is Computershare Investor Services Inc. at its principal office at 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, telephone 1-800-564-6253.

MATERIAL CONTRACTS

Kinross Material Contracts

Except for contracts entered into in the ordinary course of business, no other material contracts have been entered into by Kinross during the financial year ended December 31, 2023 or before such time which are still in effect.

INTERESTS OF EXPERTS

The Company’s independent auditors for fiscal 2023, KPMG LLP, have audited the consolidated financial statements of Kinross for the two years ended December 31, 2023. In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and under all relevant US professional and regulatory standards.

Mr. Nicos Pfeiffer is the qualified person who supervised the preparation of the property descriptions contained herein and the Company’s mineral reserve and mineral resource estimates as at December 31, 2023. Mr. Pfeiffer is an officer of the Company.

The qualified person named in this section beneficially owned, directly or indirectly, less than 1% of any class of shares of the Company’s outstanding shares at the time of the preparation of the reserve and resource estimates and the technical reports.

AUDIT AND RISK COMMITTEE

The Audit and Risk Committee’s charter sets out its responsibilities and duties, qualifications for membership and reporting to the Company’s Board of Directors. A copy of the charter is attached hereto as Exhibit “A”.

As of the date of this AIF, the members of the Company’s Audit and Risk Committee are Glenn A. Ives (Chairman), Kerry D. Dyte, Elizabeth D. McGregor and David A. Scott. Each of Messrs. Dyte, Ives and Scott and Ms. McGregor are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”). In addition to being independent directors, as described above, all members of the Company’s Audit and Risk Committee must meet an additional “independence” test under NI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company. Each of Mr. Ives and Ms. McGregor is a “financial expert” in accordance with SEC requirements.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit and Risk Committee member that is relevant to the performance of his responsibilities as an Audit and Risk Committee member.

Kerry D. Dyte

Mr. Dyte holds a Bachelor of Laws degree from the University of Alberta, Edmonton. He has completed the Director’s Education Program from the Institute of Corporate Directors, Calgary. He practiced law from 1985 to 2015 with a particular focus on securities laws, including a secondment as legal counsel to the Ontario Securities Commission from 1987 to 1988, where he spent time in the Corporate Finance branch. Mr. Dyte was most recently Executive Transition Advisor at Cenovus Energy Inc., a position he held from December 2015 until his retirement in March 2016. Prior to that, he was the Executive Vice-President, General Counsel and Corporate Secretary of Cenovus Energy Inc. from December 2009 to December 2015, and was responsible for the internal audit function at Cenovus Energy Inc. Prior thereto, Mr. Dyte was Treasurer at Mobil Oil Canada Ltd. from 1997 to 2000.

Glenn A. Ives

Mr. Ives is an audit specialist in the mining and financial sectors. He holds a Bachelor of Mathematics (Honours) from the University of Waterloo and is a Fellow of the Chartered Professional Accountants and a member of Chartered Professional Accountants of British Columbia and Ontario. Mr. Ives was previously a Partner at Deloitte Canada where he held various leadership positions during his tenure from 1999 to 2020. He served as Deloitte’s mining leader for North and South America from 2007 to March 2020 and was Executive Chair from 2010 to 2018. From 1999 to 2010, he served as an Audit Partner. Prior to his time at Deloitte, he was the Chief Financial Officer and a Director of Vengold Inc. from 1993 to 1999. From 1988 to 1993, he was Vice-President of Finance for TVX Gold Inc. Mr. Ives is also currently the Chair of University of Waterloo’s School of Accounting and Finance Advisory Board, a director and Finance Committee Chair of the St. Paul’s Hospital Foundation (Vancouver) and a director and Finance Committee Chair of the Canadian Nature Museum Foundation.

Elizabeth D. McGregor

Ms. McGregor has a Bachelor of Arts (Honours) from Queen’s University and is a Canadian Chartered Professional Accountant. She has over 20 years of financial experience and over 15 years of experience in the mining sector. She was most recently the Executive Vice-President and Chief Financial Officer of Tahoe Resources Inc. and was previously at Goldcorp and KPMG earlier in her career. Ms. McGregor has a wide variety of executive financial experience, including debt financing, stakeholder management, board reporting, and corporate, mine site and project management experience.

David A. Scott

Mr. Scott is a corporate director and was most recently the lead director on the Board of Maverix Metals Inc., until its acquisition by Triple Flag Precious Metals Corp. in January 2023. Previously, he was Vice-Chairman and Managing Director, Mining Global Investment Banking at CIBC Capital Markets, until his retirement in May 2019. Mr. Scott joined CIBC in 1999 and held progressively senior positions leading to his role as Vice-Chairman. During his 20 year career with CIBC, Mr. Scott played an active role in the majority of significant mining related mergers and acquisitions and equity financing transactions completed in Canada. Prior to joining CIBC, Mr. Scott was Managing Director of the Global Mining Group at RBC Dominion Securities Inc. from 1996 to 1999; Managing Director and Head of the Mining Group at Richardson Greenshields of Canada Ltd. from 1992 to 1996; held progressive positions ending with Head of the Mining Group at Levesque Beaubien Geoffrion Inc. and prior to that, worked as a geologist with the Noranda Group. Mr. Scott was a member of the Mining Association of Canada’s Task Force on Sustainable Mining, helped to develop the CIM Valuation Standards for mineral properties, was a former multi-term director of the Prospectors and Developers Association of Canada and assisted with the development of the world’s first Mining MBA Program at the Schulich School of Business. Mr. Scott holds a Bachelor of Applied Science in Geology from the University of Western Ontario.

Pre-Approval Policies and Procedures

The Audit and Risk Committee has formalized its approach to non-audit services by the external auditors in its charter, a copy of which is attached hereto as Schedule “A”.

External Auditor Service Fees

Audit Fees

The audit fees billed by the Company’s external auditors for the financial year ended December 31, 2023 were C$4,853,000 (December 31, 2022 – C$4,423,000).

Audit-Related Fees

The audit-related fees billed by the Company’s external auditors for the financial year ended December 31, 2023 were C$230,000 (December 31, 2022 – C$203,000), relating to translation services and pension plan audits.

Tax Fees

The tax fees in respect of tax compliance and tax advice billed by the Company’s external auditors for the financial year ended December 31, 2023 were nil (December 31, 2022 – C$2,000).

All Other Fees

C$444,00013 was paid to the Company’s external auditors in the financial year ended December 31, 2023 under this caption (December 31, 2022 – C$109,00013).

In keeping with the company’s commitment to the highest standards of corporate governance, the Company conducted a competitive tender process in 2023 for external audit services in respect of the year ended December 31, 2025. The tender process was led by the Audit and Risk Committee and included an established timetable, procedures, and evaluation criteria. The tender process was designed to facilitate a fair and robust evaluation of the invited audit services firms, which included KPMG, and included meetings with each of the Audit and Risk Committee members and select members of management, written proposals, in-person presentations, and access to a data room containing information relevant to the tender process. The audit services firms were evaluated based on various criteria including industry experience and expertise, global network, audit approach, audit quality and independence, and technology and innovation. Following a thorough review and evaluation by the Audit and Risk Committee and members of management, the Audit and Risk Committee selected KPMG to act as the external auditors of the Company and will recommend the re-appointment of KPMG for the external audit in respect of the year ended December 31, 2025.

13 “All Other Fees” includes C$415,000 in 2023 related to sustainability assurance work (2022 - C$81,000).

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.ca. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company filed for its most recent annual meeting of shareholders. Additional financial information is provided in the Company’s audited consolidated financial statements and the MD&A for the financial year ended December 31, 2023.

GLOSSARY OF TECHNICAL TERMS

adularia

A variety of orthoclase, in the feldspar group of minerals. A common mineral in granitic rocks.

alluvial mining

A method of extracting minerals by dredging alluvial (placer) deposits.

arsenopyrite

The most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver and gold.

assay

To determine the value of various elements within an ore sample, streambed sample, or valuable metal sample.

ball mill

A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

bedding planes

Beds are layers of sedimentary rocks that are distinctly different from overlying and underlying layers of sedimentary rocks which formed by deposition of sediments on the Earth’s surface over long periods of time. Bedding planes are the contact surfaces between these rock layers.

belt

A series of mineral deposits occurring in close proximity to each other, often with a common origin.

boudins

Sausage-shaped segments of rock occurring in a boudinage structure. Boudinage occurs when tensional (stretching) forces act on layers of relatively hard rock surrounded by softer rock. The overall resulting appearance is that of a string of linked sausages when observed in section.

breccia

A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners.

carbon-in-column or CIC

A process step wherein solution containing gold passes through columns filled with carbon.

carbon-in-pulp

A process step wherein granular activated carbon much larger than the ground ore particles are introduced into the ore pulp after primary leaching in cyanide. Precious metals adsorption occurs onto the activated carbon from the solution containing gold.

chalcopyrite

A copper mineral composed of copper, iron and sulphur. This mineral is very similar to marcasite in its characteristics; it tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and is lighter in weight and harder than gold.

chlorite

A group of minerals with a flaky or scaly structure, green in colour and relatively soft.

core

A long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

cyanidation

A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore.

dedicated pad

An area of topography where gold ore will be placed in order to be heap leached. The ore will remain permanently upon this pad.

dilution

Material that is below the cut-off grade or value but is intentionally or inadvertently mined,  lowering the recovered grade and increasing the volume mined.

disseminated orebody

Small particles of valuable minerals, spread relatively uniformly throughout a host rock. The disseminated orebody mostly consists of metallic ore minerals present in low concentrations.

doré

Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.

electrowinning

Recovery of a metal from a solution by means of electro-chemical processes.

epithermal

A hydrothermal mineral deposit formed within about 1 kilometre of the Earth’s surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins.

fault

A fracture in the earth’s crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture. Normal faults are formed by tensile stress, and have the hanging wall on the downthrown side of the fault. Reverse faults are formed by compressive stress, and have the hanging wall on the upthrown side of the fault.

felsic

A term applied to igneous rocks that contain a large proportion of light-coloured minerals such as quartz and feldspar.

flotation

A separation process in which valuable mineral particles are induced to become attached to bubbles and float, while the non-valuable minerals sink.

fold

Any bending or wrinkling of rock layers.

foliation

Parallel orientation of play minerals or mineral banding in rocks.

formation

Unit of sedimentary rock of characteristic composition or genesis.

galena

A lead mineral, which occurs with sphalerite in hydrothermal veins, also in sedimentary rocks as replacement deposits; an important source of lead and silver.

gold equivalent production

Gold equivalent production represents gold production plus other associated metal (e.g. silver) production computed into gold ounces using a market price ratio.

graben

A downthrown block of rock between two parallel faults.

grade

The amount of valuable metal in each tonne of material, expressed as grams per tonne for precious metals.

Cut-off grade – is the minimum metal grade at which a tonne of rock can be processed on an economic basis.

Recovered grade – is actual metal grade realized by the metallurgical process and treatment of ore, based on actual experience or laboratory testing.

granite

A light coloured, coarse grained, igneous rock.

gravity concentration circuit

Equipment used within a plant to recover gold from the ore using the difference in specific gravity between the gold and the host rock. Typically used are shaking tables, spirals, etc.

greenschist

A metamorphosed basic igneous rock, which owes its colour and foliation to abundant chlorite.

hanging wall

The fault block that lies above an inclined fault surface or rock on the upper side of an ore deposit.

heap leaching

A process whereby gold is extracted by  stacking run of mine or crushed ore on impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

hedging

Taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change.

HQ

A diamond drill core measuring 2.500 inches in diameter (6.35 centimetres).

HTW

A diamond drill core measuring 2.791 inches in diameter (7.09 centimetres).

HX

A diamond drill core measuring 3.000 inches in diameter (7.62 centimetres).

hydrothermal fluids

Hot fluids that are associated with metamorphism, igneous activity, and sedimentary diagenesis. They contain an abundance of ions and alter the surrounding rocks. They can deposit economic mineralization and other vein-fillings.

igneous

A term applied to rock that formed by crystallizing from molten rock intrusive

Rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

leach

A method of extracting gold from ore by a chemical solution usually containing cyanide.

lode

Vein of metal ore.

low-grade

A term applied to ores relatively poor in the metal they are mined for; lean ore.

mafic

A term applied to igneous rocks that contain a large proportion of dark-coloured minerals such as olivine and pyroxene.

Mesozoic

Era of geologic time from approximately 65 to 250 million years before present.

metamorphism

The process by which the form or structure of rocks is changed by heat and pressure. Metasedimentary, meta-igneous and metavolcanic refer to sedimentary, igneous and volcanic rocks that have undergone metamorphism.

mica

A group of minerals formed of elastic flakes and sheets, which can be colourless, white, yellow, green, brown, or black. Micas are common rock-forming minerals in igneous, metamorphic, and sedimentary rocks.

mill

A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

mineral claim

A mineral claim usually authorizes the holder to prospect and mine for minerals and to carry out works in connection with prospecting and mining.

mineralization

The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term, incorporating various types; e.g., fissure filling, impregnation, and replacement.

net smelter return

The net revenue that the owner of a mining property receives from the sale of the mine's product to a smelter minus associated costs.

NQ

A diamond drill core measuring 1.875 inches in diameter (4.76 centimetres).

olivine

A rock-forming mineral composed of silicon, oxygen and varying amounts of magnesium and iron.

open pit

A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

outcrop

A visible exposure of bedrock on the surface of the Earth.

oxidation

A reaction where a material is reacted with an oxidizer such as pure oxygen or air in order to alter the state of the material.

placer

A place where gold is obtained by the washing of materials: rocks, boulders, sand, clay, etc. containing gold or other valuable minerals. These are deposits of valuable minerals that are found in the form of dust, flakes, grains, and nuggets.

porphyry

An igneous rock in which relatively large crystals, called phenocrysts, are surrounded by fine mineral grains.

pyrite

A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.”

pyroxene

A group of rock-forming minerals consisting of silicon, oxygen and varying amounts of other elements such as iron, magnesium, calcium and sodium.

qualified person

An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association recognized under National Instrument 43-101.

quartz

Common rock-forming mineral consisting of silicon and oxygen.

quartzite

A metamorphic rock composed mainly of quartz and typically formed from sandstone, a type of sedimentary rock.

reclamation

The restoration of a site after mining or exploration activity is completed.

recovery

A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

run-of-mine

Ore in its unprocessed state after it is mined.

reusable pad

An area where heap leaching takes place on ore material temporarily placed onto it. Upon completion of leaching, the ore is removed from the pad. New material is then placed on the dedicated pad.

sample

A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.

schist

A foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

screen fire assay

If a sample is identified to contain ‘coarse’ gold, a screen fire assay is the best way to obtain a definitive result. This procedure is equivalent to assaying a large sample to extinction and averaging the results.

sedimentary rocks

Secondary rocks formed from material derived from other rocks and laid down under water. Examples are limestone, shale and sandstone.

semi-autogenous (SAG) mill

A steel cylinder with steel balls into which run-of-mine material is fed. The ore is ground in the action of large lumps of rock and steel balls.

sericite

A white, fine-grained potassium mica occurring in small scales as an alteration product of various minerals, having a silky luster, and found in various metamorphic rocks (especially in schists and phyllites) or in the wall rocks, fault gouge, and vein fillings of many ore deposits.

shear zone

A geological term used to describe a geological area in which shearing has occurred on a large scale.

sigmoidal foliation

A foliation which is shaped like parallel lines that bulge toward the center and taper at the ends. They originate due to tension created between the two opposing forces acting on the rock and the rock tears to alleviate the tension. If the shearing continues long enough, these openings in the rock begin to rotate.

sphalerite

A zinc mineral which is composed of zinc and sulphur. It has a specific gravity of 3.9 to 4.1.

stockpile

Broken ore heaped on surface, pending treatment or shipment.

stockwork

A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.

strike

The direction of the line formed by the intersection of a fault, bed, or other planar feature and a horizontal plane. Strike indicates the attitude or position of linear structural features such as faults, beds, joints, and folds.

tailings

The material that remains after all metals considered economic have been removed from ore during milling.

thrust

A contractional fault that accommodates horizontal shortening of a datum surface, typically bedding in upper crustal rocks or a regional foliation surface in more highly metamorphosed rocks. Generally, a thrust places older strata over younger strata so that the stratigraphic sequence is generally duplicated.

TSF

Means a tailings storage facility.

vein

A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

volcanic

A collective term for igneous rocks that formed from eruptions of liquid rock onto the surface or from particles of rock that were ejected into the atmosphere.

SCHEDULE “A”

CHARTER OF THE AUDIT AND RISK COMMITTEE

I.Purpose

The Audit and Risk Committee shall provide assistance to the Board of Directors in fulfilling its financial reporting and risk oversight responsibilities to the shareholders of Kinross and the investment community. The Audit and Risk Committee’s primary duties and responsibilities are to:

♦

Oversee (i) the integrity of Kinross’ financial statements; (ii) Kinross’ compliance with legal and regulatory requirements regarding financial disclosure; (iii) the independent auditors’ qualifications and independence; and (iv) the performance of Kinross’ internal audit function.

♦	Serve as an independent and objective party to monitor Kinross’ financial reporting processes and internal control systems.
♦	Review and appraise the audit activities of Kinross’ independent auditors and the internal auditing functions.
♦	Review, evaluate and oversee the periodic replacement of the lead audit partner of the independent auditors.
♦	Review and approve the Internal Audit Charter.
♦	Annually evaluate the performance of the Audit and Risk Committee.
♦

Provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters. The Audit and Risk Committee will meet, periodically, with management, with the members of the internal audit function and with the independent auditors.

♦	Review and approve the Enterprise Risk Management Charter.
♦	Oversee Kinross’ process for identifying and managing business risks.
♦	Review the use of derivative and hedging programs to manage operational, financial and currency risk.
♦	Review Kinross’ overall tax plan and any material tax planning initiatives.

The primary responsibility of the Committee is to oversee Kinross’ financial reporting process on behalf of the Board of Directors and to report the results of its activities to the Board of Directors. While the Committee has the responsibilities and powers provided in this Charter, it is the responsibility of management and the external auditors, not the responsibility of the Committee, to plan and conduct audits and to prepare and determine that Kinross’ financial statements are complete and accurate and are in accordance with generally accepted accounting principles. It is also the responsibility of management to establish, document, maintain and review systems of internal control and maintain the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and applicable laws. Absent knowledge to the contrary (the details of which shall be promptly reported to the Board of Directors), each member of the Committee is entitled to rely on the accuracy of the financial and other information provided to the Committee by management and the external auditors and any representations made by management or the external auditors as to any non-audit services provided to Kinross or any of its subsidiaries.

II.Composition

The Audit and Risk Committee shall be comprised of at least three directors. Each Committee member shall be an “independent director” as determined in accordance with applicable legal requirements for audit committee service, including the requirements of National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) and the Corporate Governance Rules of the New York Stock Exchange (“NYSE Rules”), as such rules are revised, updated or replaced from time to time. A copy of such requirements is reproduced in Schedule “A” attached hereto.

All members shall, to the satisfaction of the Board of Directors, be “financially literate”, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” in accordance with applicable legal requirements, including the requirements of NI 52-110 and the rules adopted by the United States Securities and Exchange Commission, as revised, updated or replaced from time to time. A copy of such requirements reproduced in Schedule “A” attached hereto.

No director may serve as a member of the Committee if such director serves on the audit committee of more than two other public companies unless the Board of Directors determines that such simultaneous service would not impair the ability of such director to effectively serve on the Audit and Risk Committee, and this determination is disclosed in the annual management information circular.

The Committee members will be appointed by the Board of Directors annually at the meeting of the Board of Directors held closest to the annual general meeting of shareholders.

The Board of Directors may remove a member of the Committee at any time in its sole discretion by resolution of the Board of Directors. Unless a Chair of the Committee is appointed by the full Board of Directors, the members of the Committee may designate a Chair of the Committee by majority vote of the full membership of the Committee.

III.Responsibilities and Powers

Responsibilities and powers of the Audit and Risk Committee include:

♦	Annually reviewing and recommending revisions to the Charter, as necessary, for consideration by the Board of Directors.
♦	Reviewing disclosure respecting the activities of the Audit and Risk Committee included in Kinross’ annual filings.
♦

Subject to the powers of the Board of Directors and the shareholders under Kinross’ articles and by-laws and under the Business Corporations Act (Ontario), the Audit and Risk Committee is responsible for the selection, appointment, oversight, evaluation, compensation, retention and, if necessary, the replacement of the independent auditors who prepare or issue an auditors’ report or perform other audit, review or attestation services for Kinross.

♦

Overseeing procedures relating to the receipt, retention and treatment of complaints received by Kinross regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of the listed issuer of concerns regarding questionable accounting of auditing matters, pursuant to Kinross’ whistleblower policy, or otherwise.

♦	Approving the appropriate audit engagement fees and the funding for payment of the independent auditors’ compensation and any advisors retained by the Audit and Risk Committee.
♦

Requiring that the auditors report directly to the Audit and Risk Committee and be accountable to the Board and the Audit and Risk Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

♦

Reviewing the independence of the auditors, which will require receipt from the auditors of a formal written statement delineating all relationships between the auditors and Kinross and any other factors that might affect the independence of the auditors and reviewing and discussing with the auditors any significant relationships and other factors identified in the statement; and reporting to the Board of Directors its conclusions on the independence of the auditors and the basis for these conclusions.

♦

Reviewing the objectivity and professional skepticism of the independent auditors, the sufficiency of resources provided by the independent auditors and the integrity and candour of communications with the independent auditors.

♦

Reviewing the performance of the independent auditors, including assessing their effectiveness and quality of service, annually and, every 5 years, performing a comprehensive review of the performance of the independent auditors over multiple years to provide further insight on the audit firm, its independence and application of professional skepticism.

♦

Requiring the external auditors to provide the Committee with all reports: (i) which the external auditors are required to provide to the Committee or the Board of Directors under rules, policies or practices of professional or regulatory bodies applicable to external auditors; or (ii) are otherwise issued by such bodies which contain material findings respecting the quality of audits conducted by the independent auditors.

♦	Prohibiting the independent auditors from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:
●	bookkeeping or other services related to the accounting records or financial statements of Kinross and/or its affiliates;
●	financial information systems design and implementation;
●	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
●	actuarial services;
●	internal audit outsourcing services;
●	management functions or human resources;
●	broker or dealer, investment adviser or investment banking services;
●	legal services and expert services unrelated to the audit;
●	tax services to any person in a financial reporting oversight role, or an immediate family member of any such person, unless the person is in that role solely because he or she is a Kinross director;
●	services related to marketing, planning or opinions in favor of the tax treatment of transactions that are confidential transactions under the United States or Canadian tax laws or transactions that would be considered aggressive tax position transactions; and
●	any other services which the Public Company Accounting Oversight Board determines to be impermissible.
♦	Approving any permissible non-audit engagements of the independent auditors in accordance with applicable laws.
♦

Obtaining from the independent auditors in connection with any audit a timely report relating to the Kinross’ annual audited financial statements describing all critical accounting policies and practices used, all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and any material written communications between the independent auditors and management, such as any “management” letter or schedule of unadjusted differences.

♦	Meeting with the auditors and financial management of Kinross to review the scope of the proposed audit for the current year, and the audit procedures to be used.
♦	Reviewing with management and the independent auditors:
-

Kinross’ annual and interim financial statements and related notes, management’s discussion and analysis, earnings releases and the annual information form, for the purpose of recommending approval by the Board of Directors prior to being released or filed with regulators, and:

●	reviewing with management, significant judgments affecting the financial statements, including any disagreements between the external auditors and management
●	discussing among the members of the Committee, without management or the independent auditors present, the information disclosed to the Committee

●	receiving the assurance of both financial management and the independent auditors that Kinross’ financial statements are fairly presented in conformity with IFRS in all material respects.
●	discussing with management the use of “pro forma” or “non GAAP information” in Kinross’ continuous disclosure documents.
●	discussing with management and counsel any matter, including any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of Kinross and the manner in which any such matter has been described in the financial statements.
●	reviewing the effect of any regulatory and accounting initiatives, including any off balance sheet structures, on Kinross’ financial statements.
-

The financial reporting of any transactions between Kinross and any officer, director or other “related party” (including any significant shareholder) or any entity in which any person has a financial interest and any potential conflicts of interest.

-	Any significant changes in the independent auditors’ audit plan.
-	Other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards.
♦

Review and approve in advance any proposed related-party transactions and required disclosures of such in accordance with applicable securities laws and regulations, and report to the Board on any approved transactions.

♦	With respect to the internal auditing department,
(i)	reviewing the appointment and replacement of the head of the internal auditing department;
(ii)	advising the head of the internal auditing department that he or she is expected to provide to the Audit and Risk Committee copies of significant reports to management prepared by the internal auditing department and management’s responses thereto; and
(iii)	considering if the internal auditing department has the resources needed to carry out its responsibilities.
♦	With respect to accounting principles and policies, financial reporting and internal control over financial reporting,
(i)	to advise management, the internal auditing department and the independent auditors that they are expected to provide to the Audit and Risk Committee a timely analysis of significant issues and practices relating to accounting principles and policies, financial reporting and internal control over financial reporting;
(ii)	to consider any reports or communications (and management’s and/or the internal audit department’s responses thereto) submitted to the Audit and Risk Committee by the independent auditors required by or referred to in AS 1301 (Communications with Audit Committees) and AS 1305 (Communications About Control Deficiencies in an Audit of Financial Statements), as it may be modified or supplemented, or other professional standards, including reports and communications related to:
●	deficiencies, including significant deficiencies or material weaknesses, in internal control identified during the audit or other matters relating to internal control over financial reporting;
●	consideration of fraud in a financial statement audit;
●	detection of illegal acts;
●	the independent auditors’ responsibility under generally accepted auditing standards;

●	any restriction on audit scope;
●	significant accounting policies;
●	significant issues discussed with the national office respecting auditing or accounting issues presented by the engagement;
●	management judgments and accounting estimates;
●	any accounting adjustments arising from the audit that were noted or proposed by the auditors but were passed (as immaterial or otherwise);
●	the responsibility of the independent auditors for other information in documents containing audited financial statements;
●	disagreements with management;
●	consultation by management with other accountants;
●	major issues discussed with management prior to retention of the independent auditors;
●	difficulties encountered with management in performing the audit;
●	the independent auditors’ judgments about the quality of the entity’s accounting principles;
●	reviews of interim financial information conducted by the independent auditors; and
●	the responsibilities, budget and staffing of the Company’s internal audit function.
♦

Satisfying itself that adequate procedures are in place for the review of Kinross’ public disclosure of financial information extracted or derived from Kinross’ financial statements, other than the annual and interim financial statements and related notes, management’s discussion and analysis, earnings releases and the annual information form and assessing the adequacy of such procedures periodically.

♦	Reviewing with the independent auditors and management the adequacy and effectiveness of the financial and accounting controls of Kinross.
♦

Reviewing the quality and appropriateness of Kinross’ accounting policies and the clarity of financial information and disclosure practices adopted by Kinross and considering the independent auditors’ judgments about the quality and appropriateness of Kinross’ accounting principles and financial disclosure practices as applied in its financial reporting and whether the accounting principles and underlying estimates are common or minority practices.

♦

Establishing procedures: (i) for receiving, handling and retaining of complaints received by Kinross regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

♦	Reviewing with the independent auditors any audit problems or difficulties and management’s response and resolving disagreements between management and the auditors.
♦

Making inquiries of management and the independent auditors to identify significant, financial and control risks and exposures and assess the steps management has taken to minimize such risk to Kinross.

♦	Reviewing the adequacy of Kinross’ disaster recovery plan to consider if operations can be resumed as quickly and efficiently as possible following the occurrence of any disaster.
♦	Reviewing reports of compliance with Kinross’ policies on internal controls.
♦	Discussing any earnings guidance provided to analysts and rating agencies.
♦	Reviewing any significant tax exposures and tax planning initiatives intended to promote compliance with applicable laws while minimizing tax costs.
♦

At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the independent auditors’ internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues; and (iii) (to assess the auditors’ independence) all relationships between the independent auditors and Kinross, including each non-audit service provided to the Company and at least the matters set forth in Ethics and Independence Rule 3526 (Communication with Audit Committees Concerning Independence) (iv) the independent auditors’ responsiveness and service levels.

♦	Setting clear hiring policies for partners, employees or former partners and former employees of the independent auditors.
♦

Engaging and compensating (for which Kinross will provide appropriate funding) independent counsel and other advisors if the Committee determines such advisors are necessary to assist the Committee in carrying out its duties.

♦

Reporting disclosure respecting the mandate of the Committee and the Committee’s activities included in Kinross’ Management Information Circular prepared for the annual and general meeting of shareholders and Kinross’ Annual Information Form.

IV.Risk Identification and Oversight

♦

Reviewing the principal risks of Kinross’ business and operations, and any other circumstances and events that could have a significant impact on Kinross’ assets and stakeholders. Discussing with management potential risks to Kinross’ business and operations, their likelihood and magnitude and the interrelationships and potential compounding effects of such risks. Assessing the steps management has taken to minimize such risks in light of Kinross’ risk tolerance.

♦

Assessing Kinross’ risk tolerance, the overall process for identifying Kinross’ principal business and operational risks and the implementation of appropriate measures to manage and disclose such risks.

♦

Monitoring reporting trends on emerging risks (whether mandated by legislation or voluntary) and making recommendations to management on implementation of appropriate measures to manage and disclose such risks.

♦	Reviewing with senior management annually, Kinross’ general liability, property and casualty insurance policies and considering the extent of any uninsured exposure and the adequacy of coverage.
♦	Reviewing disclosure respecting the oversight of management of Kinross’ principal business and operational risks.
♦

Reviewing Kinross’ cybersecurity, privacy, technology, artificial intelligence, and data security risk exposures and the policies, procedures and mitigation plans in place to protect the security and integrity of Kinross’ information systems, data and related business continuity plans.

V.Meetings and Other Matters

The Audit and Risk Committee will meet regularly at times necessary to perform the duties described above in a timely manner, but not less than four times a year. Meetings may be held at any time deemed appropriate by the Committee.

The Audit and Risk Committee will meet periodically with representatives of the independent auditors, appropriate members of management and personnel responsible for the internal audit function, all either individually or collectively as may be required by the Committee.

The Audit and Risk Committee will also meet periodically without management present.

The independent auditors will have direct access to the Committee at their own initiative.

The Chair of the Committee will periodically report the Committee’s findings and recommendations to the Board of Directors.

The Audit and Risk Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts and advisors, as it deems necessary or appropriate, without seeking approval of the Board or management.

Kinross shall provide for appropriate funding, as determined by the Audit and Risk Committee, in its capacity as a committee of the Board, for payment of:

1.Compensation to the independent auditors and any other public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Company;
2.Compensation of any advisers employed by the Audit and Risk Committee; and
3.Ordinary administrative expenses of the Audit and Risk Committee that are necessary or appropriate in carrying out its duties.

Schedule “A”

Independence Requirement of National Instrument 52-110

A member of the Audit and Risk Committee shall be considered “independent”, in accordance with National Instrument 52-110 - Audit and Risk Committees (“NI 52-110”), subject to the additional requirements or exceptions provided in NI 52-110, if that member has no direct or indirect relationship with the Company, which could reasonably interfere with the exercise of the member’s independent judgment. The following persons are considered to have a material relationship with the Company and, as such, can not be a member of the Audit and Risk Committee:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the Company;
(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;
(c)	an individual who:
(i)	is a partner of a firm that is the Company’s internal or external auditor;
(ii)	is an employee of that firm; or
(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of a firm that is the Company’s internal or external auditor;
(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or
(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;
(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and
(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, for Audit and Risk Committee purposes, any individual who:

(a)	has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or
(b)	is an affiliated entity of the Company or any of its subsidiary entities,

is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or
(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) that may interfere with the exercise of his or her independence from management and the Company.

In addition:

(a)	A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.
(b)	A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation.
(c)	A director who is (i) a current partner or employee of the Company’s internal or external auditor, (ii) was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time or (iii) whose immediate family member is a current partner of the Company’s auditor, a current employee of the auditor and personally works on the Company’s audit or was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time is not “independent”.
(d)	A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.
(e)	A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

A member of the Audit and Risk Committee must also satisfy the independence requirements of Rule 10A-3(b)(1) adopted under the Securities Exchange Act of 1934 as set out below:

In order to be considered to be independent, a member of an Audit and Risk Committee of a listed issuer that is not an investment company may not, other than in his or her capacity as a member of the Audit and Risk Committee, the board of directors, or any other board committee:

(a)	Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or
(b)	Be an affiliated person of the issuer or any subsidiary thereof.

An “affiliated person” means a person who directly or indirectly controls Kinross, or a director who is an employee, executive officer, general partner or managing member of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Kinross.

Financial Literacy Under National Instrument 52-110

“Financially literate”, in accordance with NI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert under SEC Rules

An Audit and Risk Committee financial expert is defined as a person who has the following attributes:

(a)	an understanding of generally accepted accounting principles and financial statements;
(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues which are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;
(d)	an understanding of internal controls and procedures for financial reporting; and
(e)	an understanding of Audit and Risk Committee functions.

An individual will be required to possess all of the attributes listed in the above definition to qualify as an Audit and Risk Committee financial expert and must have acquired such attributes through one or more of the following means:

(a)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar function;
(b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
(c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
(d)	other relevant experience.

Exceptions to Independence Requirements of NI 52-110 for Audit and Risk Committee Members

Every Audit and Risk Committee member must be independent, subject to certain exceptions relating to (i) controlled companies; (ii) events outside the control of the member; (iii) the death, disability or resignation of the member; and (iv) the occurrence of certain exceptional circumstances.